Gartner®

2024 Annual Report

Dear Shareholders:



Gene Hall
Chairman of the Board
and Chief Executive Officer



Craig Safian
Chief Financial Officer

We deliver our expertise through our Insights Platform, direct engagement between our analysts and clients, at our industry-leading conferences, and through our consulting business for extended, project-based services.

Gartner again delivered strong results while navigating yet another challenging macroeconomic and geopolitical environment in 2024.

In 2024, Gartner demonstrated strong performance and resilience in a complex environment. We delivered financial results ahead of expectations. Gartner continued to provide strong returns for our shareholders and exceptional value for our clients. We drove high single-digit growth in contract value (CV), the most important measure of our performance, invested for future growth while delivering strong margins and generated more than $1.3 billion of free cash flow. The growth rates detailed in this letter exclude the impact of foreign exchange, unless otherwise stated.

We generated $6.3 billion of revenues and $1.6 billion of adjusted EBITDA,* representing year-over-year growth of 6% for both measures. Adjusted EPS was $14.09 in 2024, representing reported growth of 24%. We demonstrated our commitment to returning capital to shareholders through our ongoing share repurchase program, buying approximately $735 million in stock and more than $4 billion over the past four years.

Gartner is the leader in helping operating executives make better decisions to address their mission-critical priorities.

For several years we have been successful at navigating a world that is volatile, uncertain, complex and ambiguous. 2024 brought more of the same. While this environment creates the conditions in which we can help our clients, it also can slow down enterprise decision making and constrain

*Reconciliations of all non-GAAP financial measures used in this letter to the most directly comparable GAAP measures are available on investor.gartner.com.

budgets. Through the course of the year, we adapted to a selling environment that was more challenging than we saw in the second half of 2023.

Executives face many challenges, such as the rapid pace of technology innovation, including the impact of AI, supply chain disruption, geopolitical polarization and cybersecurity threats. These challenges are impacting organizations in all sectors, geographies and industries, and Gartner is the best source for insight, guidance and tools to manage through them.

Gartner drove strong results for shareholders by delivering value to our clients by helping them save time, save money and manage risk.

We deliver actionable, objective insight that drives smarter decisions and stronger performance on an organization's mission-critical priorities. We are a trusted advisor and an objective resource for approximately 14,000 enterprises in close to 90 countries and territories — across every major function, geography, industry and market sector.

Gartner is uniquely qualified to help both private- and public-sector C-Level executives and their teams successfully navigate this period of widespread transformation. In the current geopolitical and macroeconomic environment, Gartner plays a crucial role in guiding clients. The company demonstrated agility by adapting to the changing conditions, improving performance each quarter, and finishing the year with accelerating contract value growth and by investing for the future.

We deliver our expertise through our Insights Platform, direct engagement between our analysts and clients, at our industry-leading conferences, and through our Consulting business for extended, project-based services.

Technology vendors, an important end market for Gartner, representing a little under one quarter of our contract value, turned a corner in 2024. After several years where this end market was affected by higher interest rates, cost restructuring, changes in venture capital funding and significant layoffs, we saw CV growth from this end market bottom in the first quarter and then improve in each additional quarter of the year. The value proposition we offer to technology vendors remains structurally unchanged.

We continue to deliver products and services globally through three business segments — Research, Conferences and Consulting.

Enterprise leaders have mission-critical priorities that often evolve and can sometimes change both quickly and dramatically. These leaders know they need even more help than ever before, and Gartner is the best source of that help. The breadth and depth of our expertise enables us to deliver value on these priorities and more.

Gartner Research is our largest and most profitable segment. We are uniquely positioned to support enterprise leaders by applying Gartner insight, drawn from our forward-thinking expert analysis, practitioner research on peer best practices, and robust data and analytics.

Our research agenda is defined by clients' needs, focusing on the critical issues, opportunities and challenges they face every day. In 2024, we had more than 505,000 direct client interactions and advised approximately 14,000 distinct client enterprises worldwide. Our size and scale enable us to apply our vast resources toward broader and deeper research coverage and to deliver insight to our clients based on their most important, mission-critical priorities.

Enterprise leaders access our research content and advisory services through individual subscription contracts over a defined period. We typically have a minimum contract period of 12 months for our Research & Advisory subscription contracts and, at December 31, 2024, nearly 75% of our contracts were multiyear agreements.

Gartner Conferences provides enterprise executives and their teams the opportunity to learn, share and network. From our Gartner Symposium/Xpo series, to industry-leading conferences focused on specific business roles and topics, to peer-driven sessions, our offerings enable attendees to experience the best of Gartner insight and guidance.

Attendees experience sessions led by Gartner research experts, which include cutting-edge technology solutions, peer exchange workshops, one-on-one analyst and advisor meetings, consulting diagnostic workshops, keynotes and more. Our conferences also provide attendees with an opportunity to interact with IT and business executives from the world's leading companies.

During 2024, Gartner successfully held 51 in-person destination conferences with more than 86,000 attendees, including nine Symposium/Xpos.

Gartner Consulting serves senior executives leading technology-driven strategic initiatives as an extension of our IT Research business. Through custom analysis and on-the-ground projects, we enable deeper support on our clients' mission-critical priorities. We provide actionable solutions for a range of IT-related priorities, including IT cost optimization, digital transformation and IT sourcing optimization.

Our market opportunity is vast across all sectors, sizes and geographies, and we're delivering more value than ever. For more information about our addressable market, watch the short video available at investor.gartner.com.

At Gartner, our people are our most valuable asset and the foundation for our growth.

Our associates drive our growth, and we prioritize their engagement, development and well-being. We recruit top talent, offer extensive learning and career development opportunities, and provide industry-leading rewards and recognition. We also support our associates' lives outside of work through charitable programs, community initiatives, and generous health and wellness benefits.

Gartner's world-class culture emphasizes winning as a team. We perform important, interesting and substantive work — work that matters. That's why we hire associates with the intellectual curiosity, energy and drive to want to make a difference.

In 2024, Gartner increased the number of associates by 4%, ending the year with 21,044 associates. Overall, hiring accelerated in the second half of the year as we positioned the company for faster growth in 2025.

Our long-term success has been driven by relentless execution of Gartner's globally consistent best practices. We continuously improve and innovate across our business. Many of our initiatives are designed to help our people succeed.

We deployed a state-of-the-art CRM system across most of our business. Now our teams have greater visibility to better serve our clients. We also added innovations to our phased approach to sales training, which positively impact sales productivity for new hires.

One way we capture our large untapped market opportunity is by growing sales headcount. We increased Global Technology Sales (GTS) quota-bearing headcount mid-single digits and Global Business Sales (GBS) quota-bearing headcount high single digits. We expect to continue growing our sales force into 2025 and beyond.

And we're leveraging AI internally. We've built prototypes that associates are using to match our vast library of powerful insights to each client situation. Developing great best practices and executing them consistently is a core part of our strategy.

Our results were strong across the business in 2024.

Our Research segment ended 2024 with revenues of $5.1 billion, an increase of 5% year over year. At the end of the year, contract value was $5.3 billion, an increase of 8% year over year.

GTS serves leaders and their teams within IT and represents more than 75% of our total contract value. GTS contract value at year-end was $4.0 billion, an increase of 7% versus the prior year.

GBS supports all the enterprise functions beyond IT. This includes HR, Supply Chain, Marketing, Finance, Legal, Sales and more. GBS represents almost 25% of our total contract value. GBS contract value increased 12% year over year to end 2024 at $1.2 billion.

Gartner Conferences provides great value to our clients. In 2024, Conferences revenues were $583 million, an increase of 15% for the full year.

Consulting revenues were $559 million, an increase of 9% for the full year 2024.

We are well positioned for long-term, sustained double-digit growth. Our focus on disciplined execution and a business model that generates strong free cash flow will enable us to remain resilient in volatile times.

We're ready to navigate what seems likely to be another complex year in 2025. Our consistent strategy is to be laser-focused on our clients' mission-critical priorities, to achieve strong execution of operational best practices, to innovate and continuously improve across all aspects of our business, and to inspire lifelong careers through an environment of exceptional professional development.

In 2024, Gartner drove strong results in terms of contract value, revenue, profits and free cash flow. Contract value grew in the high single digits, and we are positioned for growth to accelerate during 2025. We've increased hiring to drive future growth. And we continue to put our capital to work on behalf of our shareholders, repurchasing more than $4 billion worth of our stock over the past four years.

We will continue to deliver unparalleled value to our clients, staying focused on strong, operational execution and continuous improvement and innovation so that we get better, faster, stronger, every year.

Looking out over the medium term, our outstanding financial model and expectations are unchanged. We expect to deliver Research contract value growth of 12% to 16% and double-digit revenue growth. With gross margin expansion, sales cost growing in line with CV growth over time and G&A leverage, we can modestly expand margins from 2025 levels. With our modest capital expenditure needs and the benefit of clients paying us upfront for our services, we plan to grow free cash flow at least as fast as adjusted EBITDA. Finally, we'll continue to deploy our capital on share repurchases, which will lower the share count over time, and on strategic, value-enhancing tuck-in M&A.

On behalf of everyone at Gartner, we thank you for your support.

Gene Hall
Chairman of the Board
and Chief Executive Officer

Craig Safian
Chief Financial Officer

The Numbers: Highlights

Segment Revenue 2024

($ in millions)



583 Conferences

558 Consulting

5,126 Research

Contract Value*

($ in millions)



*All contract values have been calculated using 2024 foreign currency rates.

Comparison of Five-Year Cumulative Total Return*

Among Gartner, Inc., the S&P 500 Index and the S&P 500 IT Services Index



Gartner, Inc.
S&P 500
S&P 500 IT Services

The graph compares Gartner, Inc.'s cumulative five-year total shareholder return on common stock with the cumulative total returns of the S&P 500 Index and the S&P 500 IT Services Index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from 12/31/2019 to 12/31/2024.

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

(in thousands, except income per share, employees and research client enterprises)		Year ended December 31,			
	2024	2023	2022	2021	2020
Statement of Operations Data					
Total revenues	$ **6,267,411**	$ 5,906,956	$ 5,475,846	$ 4,733,962	$ 4,099,403
Net income	**1,253,715**	882,466	807,799	793,560	266,745
Diluted income per common share	$ **16.00**	$ 11.08	$ 9.96	$ 9.21	$ 2.96
Weighted average shares outstanding (diluted)	**78,338**	79,680	81,067	86,177	90,017
Common shares outstanding at year-end	**77,380**	78,338	79,174	82,397	88,842
Cash Flow Data					
Operating cash flow	$ **1,484,922**	$ 1,155,737	$ 1,101,422	$ 1,312,470	$ 903,278

		As of December 31,			
	2024	2023	2022	2021	2020
Balance Sheet Data					
Cash and cash equivalents	$ **1,933,147**	$ 1,318,999	$ 697,999	$ 756,493	$ 712,583
Current assets	**4,196,531**	3,427,886	2,786,107	2,620,080	2,323,058
Total assets	**8,534,671**	7,835,919	7,299,736	7,416,324	7,315,967
Current liabilities	**3,969,016**	3,777,719	3,597,600	3,378,780	2,947,494
Total debt principal outstanding	**2,479,400**	2,479,400	2,487,200	2,493,131	2,006,046
Total liabilities	**7,175,502**	7,155,285	7,071,938	7,045,266	6,225,539
Stockholders' equity	$ **1,359,169**	$ 680,634	$ 227,798	$ 371,058	$ 1,090,428

Statistical Data					
Contract value[1]	$ **5,261,700**	$ 4,880,400	$ 4,529,200	$ 4,038,300	$ 3,485,600
Research client enterprises[2]	**14,000**	14,700	15,200	14,900	13,900
Consulting backlog[1,3]	$ **191,500**	$ 163,000	$ 135,200	$ 109,500	$ 96,800
Employees	**21,044**	20,237	19,505	16,632	15,611

[1] All contract values and backlog amounts have been calculated using 2024 foreign currency rates.
[2] Historical client enterprises for 2022 and prior are updated to reflect the current structure.
[3] We changed our method of calculating backlog in 2022 to include multiyear contracts.

Investor Relations

As a Gartner shareholder, you're invited to take advantage of shareholder services or to request more information about Gartner.

Account Questions

Our transfer agent can help you with a variety of shareholder-related services, including:

- Account information
- Transfer instructions
- Change of address
- Lost certificates
- Direct share registration

You can call our transfer agent at:

1 800 937 5449 (toll-free; U.S. shareholders only)
+1 718 921 8124 (non-U.S. shareholders)

You can also write our transfer agent and registrar at:

Equiniti Trust Company, LLC
P.O. Box 500
Newark, NJ 07101
USA
helpAST@equiniti.com

Shareholders of record who receive more than one copy of this annual report can contact our transfer agent and arrange to have their accounts consolidated. Shareholders who own Gartner stock through a brokerage firm can contact their broker to request consolidation of their accounts.

Contact Information

To contact Gartner Investor Relations, call +1 203 316 6537. We can be contacted during U.S. East Coast business hours to answer investment-oriented questions about Gartner.

In addition, you can write us at:

Gartner Investor Relations
56 Top Gallant Road
P.O. Box 10212
Stamford, CT 06904-2212
USA

Or send us an email at investor.relations@gartner.com. To get financial information online, visit investor.gartner.com.

Independent Registered Public Accounting Firm
KPMG LLP
345 Park Avenue
New York, NY 10154
USA

Corporate Headquarters
Gartner, Inc.
56 Top Gallant Road
Stamford, CT 06902
USA
+1 203 964 0096

Gartner®

April 15, 2025

Dear Stockholder:

On behalf of the Board of Directors and Management of Gartner, Inc., you are invited to attend our 2025 Annual Meeting of Stockholders to be held on Thursday, May 29, 2025, at 10 a.m. Eastern Time, via live audio webcast over the internet at ***www.virtualshareholdermeeting.com/IT2025***. Stockholders or their legal proxy holders can participate, submit questions, and vote at the Annual Meeting by visiting ***www.virtualshareholdermeeting.com/IT2025*** and using a valid control number. As always, we encourage you to vote your shares prior to the Annual Meeting.

Details of the business to be conducted at the meeting are given in the Notice of Annual Meeting of Stockholders and Proxy Statement which follow this letter. The 2024 Annual Report to Stockholders is also included with these materials.

We have mailed to many of our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our 2025 Proxy Statement and our 2024 Annual Report to Stockholders, and how to vote online on the three management Proposals put before you this year. The Notice also includes instructions on how to request a paper or email copy of the proxy materials, including the Notice of Annual Meeting, Proxy Statement and Annual Report, and proxy card or voting instruction card. Stockholders who previously either requested paper copies of the proxy materials or elected to receive the proxy materials electronically did not receive a Notice and will receive the proxy materials in the format requested.

In addition, by following the e-consent instructions in the proxy card, stockholders may go paperless in future solicitations and request proxy materials electronically by email on an ongoing basis.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to review the proxy materials and vote your shares, regardless of the number of shares you hold, as soon as possible. You may vote by proxy over the internet or by telephone using the instructions provided in the Notice. Alternatively, if you received paper copies of the proxy materials by mail, you can also vote by following the instructions on the proxy card or voting instruction card. Instructions regarding the three methods of voting are contained in the Notice, proxy card or voting instruction card.

If you have any questions about the meeting, please contact our Investor Relations Department at investor.relations@gartner.com.

Sincerely,

Gene Hall

Eugene A. Hall
Chairman of the Board and Chief Executive Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]



56 Top Gallant Road
Stamford, Connecticut 06902
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date and Time	Location
Thursday, May 29, 2025 10:00 a.m. Eastern Time	Attend the annual meeting online, including submitting questions and voting, at *www.virtualshareholdermeeting.com/IT2025*

Matters To Be Voted On:

(1) Election of eleven (11) members of our Board of Directors named in this proxy statement;

(2) Approval, on an advisory basis, of the compensation of our named executive officers; and

(3) Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2025 fiscal year.

Record Date: April 4, 2025 – You are eligible to vote if you were a stockholder of record on this date.

Proxy Voting: You may vote by internet, telephone or mail, regardless of whether you plan to participate in the Annual Meeting. As always, we recommend voting in advance. Please refer to the section entitled "Information Concerning Proxy Materials and the Voting of Proxies – *How Can You Vote?*" on page 56 of the Proxy Statement for a description of how to vote.

To be admitted to the Annual Meeting, please visit *www.virtualshareholdermeeting.com/IT2025*. Online check-in will be available approximately 15 minutes before the meeting starts. Stockholders of record as of the close of business on April 4, 2025, the Record Date, are entitled to participate in and vote at the Annual Meeting. To participate in the Annual Meeting, including to vote and ask questions during the Annual Meeting, stockholders of record should go to the meeting website at *www.virtualshareholdermeeting.com/IT2025*, enter the 16-digit control number found on your proxy card or Notice of Internet Availability of Proxy Materials (the "Notice"), and follow the instructions on the website. If your shares are held in street name and your voting instruction form or Notice indicates that you may vote those shares through the *http://www.proxyvote.com* website, then you may access, participate in, and vote at the annual meeting with the 16-digit access code indicated on that voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Annual Meeting. For more information about how to attend the Annual Meeting online, please see "Information Concerning Proxy Materials and the Voting of Proxies – *How Can I Participate in the 2025 Annual Stockholders' Meeting?*" on page 54 of the Proxy Statement.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 29, 2025: We are making this Notice of Annual Meeting, this Proxy Statement and our 2024 Annual Report available on the Internet at *www.proxyvote.com* and mailing copies of these Proxy Materials to certain stockholders on or about April 15, 2025.

By Order of the Board of Directors,

[signature]

Thomas Kim
Executive Vice President, Chief Legal Officer & Corporate Secretary
Stamford, Connecticut
April 15, 2025



TABLE OF CONTENTS





56 Top Gallant Road
Stamford, Connecticut 06902

www.virtualshareholdermeeting.com/IT2025

PROXY STATEMENT

For the Annual Meeting of Stockholders to be held on May 29, 2025

GENERAL INFORMATION

The Annual Meeting and Proposals

The 2025 Annual Meeting of Stockholders of Gartner, Inc. will be held on Thursday, May 29, 2025, at 10:00 a.m. Eastern Time, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders and described in greater detail below. This Proxy Statement and form of proxy, together with our 2024 Annual Report to Stockholders, are being furnished in connection with the solicitation by the Board of Directors of proxies to be used at the meeting and any adjournment of the meeting and are first being made available to our stockholders on or around April 15, 2025. We will refer to our company in this Proxy Statement as "we", "us", the "Company" or "Gartner." The three proposals to be considered and acted upon at the Annual Meeting, which are described in more detail in this Proxy Statement, are:

	Proposals	*Board Recommendation*		*Page*
1	*Election of each of the eleven (11) nominees to our Board of Directors Named Herein*	☑	*FOR EACH NOMINEE*	*18*
2	*Approval, on an advisory basis, of the compensation of our named executive officers ("NEOs")*	☑	*FOR*	*48*
3	*Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2025 fiscal year*	☑	*FOR*	*49*

Management does not intend to present any other items of business and is not aware of any matters other than those set forth in this Proxy Statement for action at the 2025 Annual Meeting of Stockholders. However, if any other matters properly come before the Annual Meeting, the persons designated by the Company as proxies may vote the shares of common stock ("Common Stock") they represent in their discretion.

The 2025 Annual Meeting of Stockholders will be held in a virtual meeting format only, on the above date and time, via live audio webcast. Stockholders or their legal proxy holders can participate, submit questions, and vote at the Virtual Annual Meeting by visiting *www.virtualshareholdermeeting.com/IT2025* and using a valid control number. For more information about how to attend the Annual Meeting online, please see "Information Concerning Proxy Materials and the Voting of Proxies – *How Can I Participate in the 2025 Annual Stockholders' Meeting?*" on page 54 of the Proxy Statement. As always, we encourage you to vote your shares prior to the Annual Meeting.

* * *

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical or current facts, including statements regarding our plans and goals, made in this document are forward-looking. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our 2024 Annual Report on Form 10-K.

Forward-looking and other statements in this proxy statement regarding our corporate responsibility and other sustainability plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the Securities and Exchange Commission.

Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.



THE BOARD OF DIRECTORS

General Information About Our Board of Directors

The Board of Directors of Gartner, Inc. (the "Board") currently has 11 directors who serve for annual terms. On July 1, 2024, the Board elected to combine the roles of Chairman and CEO and appointed Mr. Eugene A. Hall as Chairman of the Board. On that date, the independent directors appointed Ms. Karen E. Dykstra as the Lead Independent Director, in accordance with our Board Principles and Practices.

Mr. Hall has an employment agreement with the Company that obligates the Company to include him on the slate of nominees to be elected to our Board during the term of the agreement. See *Executive Compensation – Certain Employment Agreements with Executive Officers – Mr. Hall — Employment Agreement* below. There are no other arrangements between any director or nominee and any other person pursuant to which the director or nominee was selected. None of our directors or executive officers is related to another director or executive officer by blood, marriage or adoption.

Each member of our Board has been nominated for election at the 2025 Annual Meeting. See *Proposal One – Election of Directors* on page 18. Set forth below are the name, age, principal occupation for the last five years, public company board experience, selected additional biographical information and period of service as a director of the Company of each director, as well as a summary of each director's experience, qualifications and background. Currently 36% of our Board of Directors is female and 64% is male and 27% of our Board of Directors identifies as racially or ethnically diverse and 73% identifies as not racially or ethnically diverse.



Peter E. Bisson

AGE: 67

DIRECTOR SINCE: 2016

Independent

COMMITTEE: Audit Committee

Mr. Bisson retired from McKinsey & Company, a global management consulting business, in 2016 where he last served as Director and Global Leader of the High Tech Practice. Mr. Bisson held a number of other leadership positions at McKinsey & Company, including chair of its knowledge committee, which guides the firm's knowledge investment and communication strategies, member of the firm's shareholders committee and leader of the firm's strategy and telecommunications practices. In more than 30 years at McKinsey & Company, Mr. Bisson advised a variety of multinational public companies in the technology-based products and services industry. Mr. Bisson is also a director of Automatic Data Processing, Inc.

As a result of Mr. Bisson's extensive consulting experience advising clients on corporate strategy and M&A, design and execution of performance improvement programs, and marketing and technology development, he brings to the Board and the Audit Committee critical insight into operations and long-term strategy. This, coupled with his in-depth knowledge of the technology space, qualifies him to serve as a director.



Richard J. Bressler

AGE: 67

DIRECTOR SINCE: 2006

Independent
Financial Expert

COMMITTEE:
Audit Committee (Chair)

Mr. Bressler is President, Chief Operating Officer and Chief Financial Officer of iHeartMedia, Inc., a mass media company. iHeartMedia, Inc. filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in March 2018 and emerged from bankruptcy in May 2019.

From July 2013 to April 2019, Mr. Bressler also served as the Chief Financial Officer of Clear Channel Outdoor Holdings, Inc., an outdoor advertising company. Prior to joining iHeartMedia, he served as Managing Director of Thomas H. Lee Partners, L.P., a Boston-based private equity firm, from 2006 to July 2013. He joined Thomas H. Lee Partners from his role as Senior Executive Vice President and Chief Financial Officer of Viacom Inc., where he managed all strategic, financial, business development and technology functions. Mr. Bressler has also served in various capacities with Time Warner Inc., including Chairman and Chief Executive Officer of Time Warner Digital Media and Executive Vice President and Chief Financial Officer of Time Warner Inc. Prior to joining Time Inc., he was a partner with the accounting firm of Ernst & Young. Mr. Bressler is currently a director of iHeartMedia, Inc., and a former director of The Nielsen Company B.V. and Warner Music Group Corp.

Mr. Bressler qualifies as an audit committee financial expert due to his extensive financial and operational roles at large U.S. public companies. He has held several senior leadership positions and brings a wealth of management, financial, accounting and professional expertise to our Board and Audit Committee.



Raul E. Cesan

AGE: 77

DIRECTOR SINCE: 2012

Independent

COMMITTEE:
Compensation Committee

Mr. Cesan is the Founder and Managing Partner of Commercial Worldwide LLC, an investment firm. Prior thereto, he spent 25 years at Schering-Plough Corporation, serving in various capacities of substantial responsibility: President and Chief Operating Officer (from 1998 to 2001); Executive Vice President of Schering-Plough Corporation and President of Schering-Plough Pharmaceuticals (from 1994 to 1998); President of Schering Laboratories, U.S. Pharmaceutical Operations (from 1992 to 1994); and President of Schering-Plough International (from 1988 to 1992). Mr. Cesan was also a director of The New York Times Company until April 2018.

Mr. Cesan's international experience brings important insight to our global business. His 25 years at Schering-Plough give him substantial leadership and extensive operational experience, allowing him to provide valuable guidance to our Board and Compensation Committee.



Karen E. Dykstra

AGE: 66

DIRECTOR SINCE: 2023

LEAD INDEPENDENT DIRECTOR SINCE: 2024

COMMITTEE:
Governance/Nominating Committee

Ms. Dykstra has been the Lead Independent Director of Gartner's Board since July 1, 2024. Ms. Dykstra served as Chief Financial Officer of VMware, Inc. ("VMware"), a cloud computing and virtualization technology company, from June 2023 to November 2023. Ms. Dykstra also previously served as Chief Financial and Administrative Officer from November 2013 to July 2015 and as Chief Financial Officer from September 2012 to November 2013 of AOL, Inc., an online service provider. From January 2007 until December 2010, Ms. Dykstra was a Partner of Plainfield Asset Management LLC ("Plainfield"), and she served as Chief Operating Officer and Chief Financial Officer of Plainfield Direct LLC, Plainfield's business development company, from May 2006 to 2010, and as a director from 2007 to 2010. Prior thereto, she spent over 25 years with Automatic Data Processing, Inc., serving most recently as Chief Financial Officer from January 2003 to May 2006, and prior thereto as Vice President – Finance, Corporate Controller and in other capacities. Ms. Dykstra is a director of Arm Holding plc and Atlassian Corporation and a former director of VMware; Crane Co.; AOL, Inc.; and Boston Properties, Inc. Ms. Dykstra previously served on Gartner's Board from 2007 to June 2023. She resigned in June 2023 and rejoined the Board in December 2023. Ms. Dykstra resigned to focus on her role as chief financial officer and executive vice president of VMware, a position she held until November 2023 (following the closing of Broadcom Inc.'s acquisition of VMware).

As a result of her past service in principal financial leadership positions, Ms. Dykstra brings to the Board extensive leadership expertise, including in-depth knowledge of operational, financial, risk oversight and governance experience.



Diana S. Ferguson

AGE: 62

DIRECTOR SINCE: 2021

Independent

COMMITTEE:
Governance/Nominating Committee

Diana S. Ferguson is the Founder and Principal of Scarlett Investments, LLC, an investment and advisory company for middle-market consumer products businesses founded in 2013. From 2015 to 2020, she served as CFO of Cleveland Avenue, LLC, a venture capital investment company. Previously, Ms. Ferguson also served as CFO of the Chicago Board of Education; Senior Vice President and CFO at The Folgers Coffee Company; and Executive Vice President and CFO of Merisant Worldwide, Inc., a manufacturer of sweetener products. Ms. Ferguson currently serves as a director of Mattel, Inc. and Chair of Sally Beauty Holdings, Inc. Ms. Ferguson is a former director of Frontier Communications Corporation; TreeHouse Foods, Inc.; and Invacare Corporation.

As a former CFO of several large corporations, Ms. Ferguson brings extensive financial, accounting and reporting experience to the Board. In addition, her present and past service on several public boards gives her valuable knowledge and perspective into best practices and corporate strategy.



Anne Sutherland Fuchs

AGE: 77

DIRECTOR SINCE: 1999

Independent

COMMITTEE:
Compensation Committee (Chair)

Governance/Nominating Committee

Ms. Fuchs served as Group President, Growth Brands Division, Digital Ventures, a division of J.C. Penney Company, Inc., from November 2010 until April 2012. She also served as Chair of the Commission on Women's Issues for New York City during the Bloomberg Administration, a position she held from 2002 through 2013. Previously, Ms. Fuchs served as a consultant to companies on branding and digital initiatives and as a senior executive with operational responsibility at LVMH Moët Hennessy Louis Vuitton; Phillips, de Pury & Luxembourg; and several publishing companies, including Hearst Corporation, Conde Nast, Hachette and CBS. Ms. Fuchs is a former director of Pitney Bowes Inc.

Ms. Fuchs' executive management, content and branding skills plus operations expertise; knowledge of government operations and government partnerships with the private sector; and keen interest and knowledge of diversity, governance and executive compensation matters provide important perspective to our Board and its Compensation and Governance/Nominating Committees.



William O. Grabe

AGE: 86

DIRECTOR SINCE: 1993

Independent

COMMITTEE:
Governance/Nominating Committee (Chair)

Mr. Grabe is an Advisory Director of General Atlantic LLC, a global private equity firm. Prior to joining General Atlantic in 1992, Mr. Grabe was a Vice President and Corporate Officer of IBM Corporation. Mr. Grabe is presently a director of Lenovo Group Limited. He is a former director of Infotech Enterprises Limited, Compuware Corporation, Patni Computer Systems Ltd. (now known as iGate Computer Systems Limited), Covisint Corporation and QTS Realty Trust Inc. Mr. Grabe is also a trustee of the Nature Conservatory in Florida and the NYU Entrepreneurial Institute, as well as a member of the Board of Grand Canyon Trust and the UCLA Anderson School of Management Board of Visitors.

Mr. Grabe's experience at IBM Corporation and his prior service on several boards in the technology space have given him extensive industry knowledge. In addition, Mr. Grabe's other directorships have provided him with substantial insight into corporate governance and best practices, which are critical to our Governance/Nominating Committee. His significant senior executive experience, knowledge of business operations and comprehensive understanding of the global information technology industry make him a valued member of the Board and Governance/Nominating Committee.



José M. Gutiérrez

AGE: 63

DIRECTOR SINCE: 2023

Independent
Financial Expert

COMMITTEE:
Audit Committee

Prior to his retirement in 2016, Mr. Gutiérrez spent 25 years at AT&T Inc., where he held several senior executive positions including President and/or CEO of five business units ranging from $5 billion to $25 billion in revenue. Mr. Gutiérrez currently serves as a director of Denny's Corp. and Adient plc. He previously served as a director of Dr. Pepper Snapple Group, where he participated in the merger with JAB's Keurig, creating a combined $11 billion beverage conglomerate and driving significant value for shareholders. He is also an active member of several boards at the University of Missouri and serves as Vice-Chairman of the Thompson Foundation for Autism.

Mr. Gutiérrez has considerable experience across a diverse range of industries at both the executive and board-level, including strong technology expertise. His leadership roles at AT&T have cultivated a keen insight into corporate strategy and a customer-focused approach to business. He also has significant financial and accounting experience and has been a valued member of several public-company boards, serving in audit, finance, compensation, nominating and governance committees, which make him a valued member of the Board.



Eugene A. Hall

AGE: 68

DIRECTOR SINCE: 2004

CHAIRMAN SINCE: 2024

COMMITTEE:
None

Mr. Hall has served as Gartner's Chief Executive Officer and a director since August 2004 and Chairman of the Board since July 2024. Prior to joining Gartner as Chief Executive Officer, Mr. Hall was a senior executive at Automatic Data Processing, Inc., a Fortune 500 global technology and services company, serving most recently as President, Employers Services Major Accounts Division, a provider of human resources and payroll services. Prior to joining ADP in 1998, Mr. Hall spent 16 years at McKinsey & Company, most recently as director.

As Gartner's CEO, Mr. Hall is responsible for developing and executing on the Company's operating plan and business strategies in consultation with the Board and for driving Gartner's business and financial performance. He is the sole management representative on the Board. Mr. Hall possesses extensive leadership and industry experience, both at and prior to joining Gartner, including a profound knowledge and understanding of our business, operations and strategy.



Stephen G. Pagliuca

AGE: 70

DIRECTOR SINCE: 2010

Independent

COMMITTEE:
None

Mr. Pagliuca is a Senior Advisor and former Managing Director of Bain Capital Private Equity, LP, a global private equity firm, and former Co-Chairman of Bain Capital, L.P. He is also a Managing Partner and an owner of the Boston Celtics basketball franchise. Mr. Pagliuca is also co-owner and co-chairman of the Serie A professional football club, Atalanta Bergamasca Calcio. Mr. Pagliuca joined Bain & Company in 1982 and founded the Information Partners private equity fund for Bain Capital in 1989. Prior to joining Bain, Mr. Pagliuca worked as a senior accountant and international tax specialist for Peat Marwick Mitchell & Company in the Netherlands. Mr. Pagliuca is a former director of Kioxia Holdings Corporation; Burger King Holdings, Inc.; HCA Healthcare, Inc.; Quintiles Transnational Corporation; Warner Chilcott PLC; the Weather Company; and Axis Bank, Ltd. He currently serves on the board of directors of Coherent Corp. (formerly known as II-VI Incorporated) and Virgin Voyages. Mr. Pagliuca previously served on the Board from 1990 to 2009, but resigned to enter the U.S. Senate race for Massachusetts, and then rejoined the Board in 2010.

Mr. Pagliuca's 34 years of experience at Bain Capital gives him in-depth knowledge of corporate strategy and operations and extensive senior leadership experience. He also has a comprehensive subject matter knowledge of Gartner's history, the development of its business model and the global information technology industry, as well as financial and accounting matters. This experience makes Mr. Pagliuca well-positioned to provide the Board with key insight in evaluating and directing our long-term growth.



Eileen M. Serra

AGE: 70

DIRECTOR SINCE: 2017

Independent

COMMITTEE:
Compensation Committee

Ms. Serra retired from JPMorgan Chase & Co., an international financial services company, in February 2018, where she last served as a Senior Advisor focusing on strategic growth initiatives across Chase Consumer and Community Banking businesses. From 2012 to 2016, she served as the CEO of Chase Card Services. Prior to joining Chase Card Services in 2006, Ms. Serra was a Managing Director at Merrill Lynch. She was a Senior Vice President at American Express and a Partner at McKinsey & Company earlier in her career. Ms. Serra is currently a director of Capital One Financial Corporation. Ms. Serra is a former director of Seven Oaks Acquisition Corp. and Boxed, Inc.

Ms. Serra has extensive operational and management experience, having held senior positions at some of the world's largest companies. Her experience at Chase also provides her with in-depth knowledge of corporate strategy and growth opportunities. This, coupled with her proven track record of large-scale leadership, enables her to provide valuable guidance to our Board.

Gartner

Director Skills, Experience and Expertise

The matrix below summarizes what our Board believes are desirable types of experience, qualifications, attributes and skills possessed by one or more of Gartner's directors because of their particular relevance to the Company's business and structure. The following matrix does not encompass all the experience, qualifications, attributes or skills of our directors.

	Bisson	Bressler	Cesan	Dykstra	Ferguson	Fuchs	Grabe	Gutiérrez	Hall	Pagliuca	Serra	Total
Industry Experience	✓	✓		✓					✓		✓	5
Technology	✓			✓			✓	✓	✓	✓		6
Public Company Boards	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	10
International	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Corporate Governance	✓				✓	✓	✓	✓				5
Accounting or Finance		✓	✓	✓	✓			✓		✓		6
Capital Markets		✓		✓	✓			✓		✓		5
Executive Compensation		✓	✓	✓	✓	✓	✓	✓	✓		✓	9
Strategic Planning/ Business Development/ M&A	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Operations	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Sales & Marketing			✓			✓	✓	✓			✓	5
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Cybersecurity		✓		✓	✓			✓	✓	✓	✓	7

Majority Vote Standard

The Company has adopted a majority vote standard for the election of directors which provides that a nominee must receive more FOR votes than AGAINST votes for election as a director. Should a nominee fail to achieve this threshold, the nominee is expected to tender his or her resignation to the Board. The Governance/Nominating Committee (the "Governance Committee") will consider the resignation letter and recommend to the Board the action to be taken with respect to the offered resignation, and the Board, in its discretion, will consider and act on the Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results.

Compensation of Directors

The Compensation Committee, in consultation with the Governance Committee, reviews all forms of independent director compensation on an annual basis and approves changes, when appropriate. The Compensation and Governance Committees are supported in this review by Exequity, LLP, the Compensation Committee's independent compensation consultant. The review examines director compensation in relation to two comparator groups: the Peer Group and General Industry Group. The Peer Group includes the same companies used to benchmark executive pay (as discussed in further detail on page 26). The General Industry Group includes 100 companies; 50 companies larger and 50 companies smaller than Gartner, with median revenues similar to that of Gartner. The Peer Group serves as the primary comparison with the General Industry Group serving as an additional reference, recognizing the broader labor market for director talent. Regular review of the director compensation program is intended to help ensure that the director compensation is reasonable and reflects a mainstream approach to the structure of the compensation components and



the method of delivery. In October 2023, the Compensation Committee conducted a review of director compensation and determined no changes to director pay were necessary for 2024 at that time. In connection with our transition to a combined chairman and CEO role, in June 2024, the Compensation Committee added an additional retainer fee of $50,000 for the Lead Independent Director. No other changes were made to the director compensation program.

Directors who are also employees receive no additional compensation for their services as directors. Non-management directors are reimbursed for their meeting attendance expenses and receive the following compensation for their service as directors. The table below sets forth director compensation for 2024:

Annual Director Retainer Fee:	$90,000 per director, an additional $50,000 for our lead independent director, and an additional $150,000 for a non-executive Chairman of the Board, payable in arrears in four equal quarterly installments, on the first business day of each calendar quarter. These amounts are paid in fully vested common stock equivalents ("CSEs") granted under the Company's Long-Term Incentive Plan (the "LTIP"), except that a director may elect to receive up to 50% of this fee in cash. The CSEs convert into Common Stock on the date the director's continuous status as a director terminates, unless the director elects accelerated release as provided in the LTIP. The number of CSEs awarded is determined by dividing the aggregate director fees owed for a quarter (other than any amount payable in cash) by the closing price of the Common Stock on the first business day following the close of that quarter.
Annual Committee Chair Fee:	$10,000 for the chair of our Governance Committee and $15,000 for the chairs of our Audit and Compensation Committees. Amounts are payable in the same manner as the Annual Director Retainer Fee.
Annual Committee Member Fee:	$7,500 for our Governance Committee members, $10,000 for our Compensation Committee members and $15,000 for our Audit Committee members. Committee chairs receive both a committee chair fee and a committee member fee. Amounts are payable in the same manner as the Annual Director Retainer Fee.
Annual Equity Grant:	$240,000 in value of restricted stock units ("RSUs"), awarded annually on the date of the Annual Meeting. The number of RSUs awarded is determined by dividing $240,000 by the closing price of the Common Stock on the grant date. The RSUs vest one year after grant subject to continued service as director through that date; release may be deferred beyond the vesting date at the director's election in accordance with the LTIP.

In addition, our non-employee directors may participate in the Gartner Charity Match Program. Under this program, contributions to eligible non-profit organizations are matched by Gartner, up to a maximum of $20,000 per director per calendar year.

Director Compensation Table

This table sets forth compensation of our non-management directors on account of services rendered as a director in 2024. Mr. Hall receives no additional compensation for service as director or Chairman of the Board. Ms. Dykstra was appointed Lead Independent Director on July 1, 2024. Contemporaneously, she stepped down from the Audit Committee and was appointed to the Governance Committee. Mr. Smith stepped down as Chairman of the Board and was appointed to the Governance Committee on July 1, 2024 and resigned from the Board, the Audit and the Governance Committees on December 2, 2024. Their compensation for these roles was prorated accordingly.



Name	Fees Earned Or Paid in Cash ($) (1)	Stock Awards ($) (2)	All-Other Compensation ($) (3)	Total ($) (4)
Peter E. Bisson	97,347	239,871	—	337,218
Richard J. Bressler	120,127	239,871	—	359,998
Raul E. Cesan	100,175	239,871	—	340,046
Karen E. Dykstra	126,167	239,871	—	366,038
Diana S. Ferguson	104,459	239,871	—	344,330
Anne Sutherland Fuchs	122,980	239,871	5,000	367,851
William O. Grabe	107,788	239,871	20,000	367,659
José M. Gutiérrez	103,595	239,871	—	343,466
Stephen G. Pagliuca	90,217	239,871	—	330,088
Eileen M. Serra	100,175	239,871	—	340,046
James C. Smith (5)	174,928	239,871	219,594	634,393

(1) Includes amounts earned in 2024 and paid in cash and/or CSEs on account of the Annual Director Retainer Fee, Annual Committee Chair Fee and/or Annual Committee Member Fee, described above. Does not include reimbursement for meeting attendance expenses. For Ms. Dykstra, includes her prorated Lead Independent Director Retainer, and, as applicable, Committee Member fees, for 2024. For Mr. Smith, includes his prorated non-executive Chairman of the Board Retainer, Annual Director Retainer, and, as applicable, Committee Member fees, for 2024.

(2) Represents the grant date value of an annual equity award computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, consisting of 555 RSUs that vest on June 6, 2025, one year from the date of the 2024 Annual Meeting, subject to continued service through that date. As such, Mr. Smith forfeited these unvested RSUs in connection with his retirement. The number of RSUs awarded was calculated by dividing $240,000 by the closing price of our Common Stock on June 6, 2024 ($432.20) (rounded down to the nearest whole number). The FASB ASC Topic 718 grant date value of each award reflected herein is calculated based on the closing price of our Common Stock on the applicable date of grant. In addition to these 555 unvested RSUs, at fiscal year end, the non-employee directors, other than Mr. Smith, held vested RSUs in the following amounts: Mr. Bisson, 9,431; Mr. Bressler, 12,706; Ms. Ferguson, 893; Mr. Grabe, 4,340; Ms. Serra, 5,945; and Ms. Dykstra, 893; and CSEs in the following amounts: Mr. Bisson, 3,344; Mr. Bressler, 20,806; Mr. Cesan, 1,063; Ms. Dykstra, 148; Ms. Ferguson, 81; Ms. Fuchs, 29,577; Mr. Grabe, 47,197; Mr. Gutiérrez, 226; Mr. Pagliuca, 1,668; and Ms. Serra, 2,627.

(3) Includes the aggregate value of all matching contributions made by us on behalf of the director for 2024 under our Gartner Charity Match Program for Ms. Fuchs and Mr. Grabe. For Mr. Smith, includes $130,000 in fees that the Company paid for corrective HSR Act filings required in connection with Mr. Smith's stock ownership in the Company, as well as an $89,594 gross-up to cover taxes on imputed income related to the payment of such fees.

(4) Any aggregate sum discrepancies are due to rounding.

(5) Mr. Smith retired from the Board on December 2, 2024.

Director Stock Ownership and Holding Period Guidelines

The Board believes directors should have a financial interest in the Company. Accordingly, each director is required to hold shares of Gartner common stock with a value of not less than five times the Annual Director Retainer Fee. Directors are required to achieve the guideline within three years of joining the Board. In the event a director has not satisfied the guideline within such three-year period, he/she will be required to hold 50% of net after-tax shares received from the Company either in the form of equity awards or released CSEs until the guideline is achieved. We permit directors to apply deferred and unvested equity awards towards satisfying these requirements. All our directors as of December 31, 2024 were in compliance with these guidelines on that date.



CORPORATE GOVERNANCE

Gartner is committed to maintaining strong corporate governance practices.

Corporate Governance Highlights:
➢ Lead Independent Director with clearly defined and robust responsibilities
➢ Majority voting for directors
➢ Proxy access right for stockholders
➢ Annual election of directors
➢ Annual Board and Committee performance self-evaluation
➢ Executive sessions after Board and Committee meetings
➢ 10 out of 11 directors are independent
➢ Fully independent Board Committees
➢ Overboarding policy for directors
➢ Annual director affirmation of compliance with Code of Conduct
➢ Annual director evaluation of CEO
➢ Annual review of director compensation by the Compensation Committee
➢ Independent compensation consultant

Board Principles and Practices

Our Board Principles and Practices are reviewed annually and revised in light of legal, regulatory or other developments, as well as emerging best practices, by our Governance Committee and Board. The Board Principles and Practices, which are posted on *https://investor.gartner.com,* describe the Board's responsibilities, its role in strategic development and other matters, discussed below.

Director Independence

Our Board Principles and Practices require that our Board be comprised of a majority of directors who meet the criteria for independence from management set forth by the New York Stock Exchange (the "NYSE") in its corporate governance listing standards.

Our committee charters likewise require that our standing Audit, Compensation and Governance Committees be comprised only of independent directors. Additionally, the Audit Committee members must be independent under Section 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Compensation Committee members must be independent under Rule 16b-3 promulgated under the Exchange Act as well as applicable NYSE corporate governance listing standards.

Utilizing all of these criteria, as well as all relevant facts and circumstances, the Board annually assesses the independence from management of all non-management directors and committee members by reviewing the commercial, financial, familial, employment and other relationships between each director and the Company, its auditors and other companies that do business with Gartner. Because of our worldwide reach, it is not unusual for Gartner to engage in ordinary course of business transactions involving the sale of research or consulting services with entities affiliated with one of our directors, or their immediate family members. The Board considered these transactions in determining director independence and determined that such transactions did not impair any director's independence.

After analysis and recommendation by the Governance Committee, the Board determined that:

- all non-management directors who served during the 2024 fiscal year (Peter Bisson, Richard Bressler, Raul Cesan, Karen Dykstra, Diana Ferguson, Anne Sutherland Fuchs, William Grabe, José Gutiérrez, Stephen Pagliuca, Eileen Serra and James Smith), are independent under the NYSE listing standards;

- our Audit Committee members (Messrs. Bressler, Bisson and Gutiérrez) are independent under the criteria set forth in Section 10A-3 of the Exchange Act; and



- our Compensation Committee members (Mr. Cesan and Mses. Fuchs and Serra) are independent under the criteria set forth in Exchange Act Rule 16b-3 as well as under applicable NYSE corporate governance listing standards.

Board Leadership Structure

Our Board Principles and Practices provide that the Board annually reviews its leadership structure and selects a Chairman of the Board. Maintaining this flexibility allows the Board to determine whether to separate or combine the CEO and the Chairman based upon the Company's needs and circumstances from time to time. The Board maintains the ability to change its leadership structure at any time at its election. In July 2024, the Board combined the roles of the CEO and Chairman. The Board believes that the present structure, which includes a Lead Independent Director with well-defined responsibilities, provides the Company and the Board with strong leadership, critical institutional knowledge and appropriate independent oversight that serve the best interests of our stockholders.

Mr. Hall, who serves as our CEO and Chairman, has had many successful years leading Gartner as its CEO, providing him with a deep understanding of the Company's operations, strategic direction, and industry landscape. This company insight is crucial for aligning the Board's oversight with the Company's long-term goals and ensuring informed decision-making. The Board believes that Mr. Hall's experience leading and growing the Company through various market conditions and his extensive institutional knowledge put him in the best position to provide broad leadership for the Board. Additionally, the Board believes that having Mr. Hall as the CEO and Chairman allows Gartner to convey its short-term and long-term strategy with a single voice to stockholders, customers, and other stakeholders.

Our Board Principles and Practices require if the Chairman of the Board is not independent, the independent directors appoint a Lead Independent Director. The Board believes that a Lead Independent Director strengthens the effectiveness of the independent directors, improves risk oversight, and provides a conduit for independent directors to openly present issues or concerns to the Board. Ms. Dykstra, our Lead Independent Director, has complex, global technology business leadership experience, public company expertise, and an extensive background in finance that the Board believes amplifies her role as Lead Independent Director.

In connection with designating Ms. Dykstra as the Lead Independent Director, the Board amended the Board Principles and Practices to provide additional clearly defined responsibilities for the Lead Independent Director to further strengthen the Board's independent oversight, including:

- Being contactable directly by stockholders (see *Stockholder Communications* on page 58);
- Working with the Chairman and CEO, management and committee chairs to ensure meeting agendas cover appropriate topics and that schedules for Board and committee meetings permit sufficient time for discussion of all agenda items;
- Presiding over separate executive sessions of the independent directors following the executive sessions presided over by the Chairman;
- Preparing annual feedback to the CEO based on input from other directors; acting as the Board's designee to negotiate any amendment or renewal of the CEO's employment agreement (subject to the approval of the Compensation Committee or Board, as applicable);
- Calling special meetings of the Board as needed; and
- Chairing executive sessions and meetings of the Board or other Board responsibilities in the absence of the Chairman.

Risk Oversight

The Board of Directors is responsible for ensuring that an appropriate culture of risk management exists within Gartner. Our Board, together with management, oversees risk at Gartner. The Board exercises its oversight both directly and through its committees. Each committee keeps the Board informed of its oversight efforts through regular reporting to the full Board by the committee chairpersons. The Company's strategic direction proposed by management is reviewed and approved annually and more frequently as necessary by the Board.



The Audit Committee provides general oversight of the performance of the Company's internal audit function. The Audit Committee reviews the results of the internal audit annual risk assessment and the proposed internal audit plan. The Company's internal audit function provides quarterly reports to the committee, including updates on ongoing internal audit activities, results of audits and any changes to the audit plan. Internal audit also meets with the Audit Committee in executive session on a quarterly basis.

The Chief Legal Officer, who serves as Chief Compliance Officer, also provides reports to the Audit Committee on a quarterly basis concerning the effectiveness and status of the Company's legal and ethical compliance program and initiatives, helpline activities and litigation matters.

The Company maintains internal controls and procedures over financial reporting, as well as enterprise wide internal controls, which are updated and tested annually by management and our independent registered public accounting firm. Our independent registered public accounting firm also attends Audit Committee meetings, and the Audit Committee meets with them in executive session quarterly.

Data Privacy and Cybersecurity Risk Oversight
The Audit Committee has the primary responsibility of assisting our Board of Directors in overseeing risk related to cybersecurity matters. The Board and/or the Audit Committee receive quarterly cybersecurity-related reports from our Chief Information Officer ("CIO"), which may address a wide range of topics, such as: cybersecurity strategy, the threat environment, the status of ongoing information security program initiatives, and information security program metrics. Additionally, we have documented protocols by which certain cybersecurity incidents that meet established reporting thresholds are escalated within the Company and, where appropriate, reported to the Board and/or the Audit Committee.

Human Capital Management Oversight
The Compensation Committee oversees human capital management. The Compensation Committee reviews the Company's strategies, initiatives and programs related to human capital management, including with respect to matters such as talent recruitment, development and retention, workplace environment and culture, and inclusion.

Corporate Responsibility Oversight
The Governance Committee is responsible for overseeing and periodically reviewing the Company's corporate responsibility priorities and initiatives, taking into consideration the impact on internal and external stakeholders. The Governance Committee and/or Board receives quarterly updates on Gartner's approach and progress on corporate responsibility matters. The Company's Corporate Responsibility Executive Council, consisting of the CFO, Chief Human Resources Officer, Chief Legal Officer, CIO, Head of Conferences and other selected leaders, meets on a quarterly basis to discuss corporate responsibility-related topics. Additionally, the Environmental Sustainability Steering Committee, consisting of leaders from Conferences, Corporate Communications, Corporate Social Responsibility, Finance, HR, IT, Legal, Real Estate, Source to Contract (procurement), and Research and Advisory teams, creates advances and oversees the environmental sustainability strategy at Gartner.

Risk Assessment of Compensation Policies and Practices
Management conducts an annual risk assessment of the Company's compensation policies and practices, including all executive, non-executive and business unit compensation policies and practices, as well as the variable compensation policies applicable to our global sales force. The results of this assessment are reported to the Compensation Committee. For 2024, management concluded, and the Compensation Committee agreed, that no Company compensation policies and practices created risks that were reasonably likely to have a material adverse effect on the Company.

Management Succession Planning

Succession planning is one of the Board's most critical functions — to develop leaders who will successfully build the Company's business. The Board and the Governance Committee regularly review and discuss management development and succession plans for the Chief Executive Officer and his direct reports to support the Company's long-term growth. This review includes an assessment of senior executives and their potential as successor to the Chief Executive Officer or his direct reports.



Stockholder Engagement

We value feedback from our stockholders and are committed to engaging in active dialogue throughout the year. During 2024, management and our investor relations team spent a significant amount of time meeting with and speaking to our stockholders. In addition to regular quarterly discussions with investors following earnings updates, we attend conferences and non-deal roadshows to provide additional opportunities for stockholders to engage with the Company. We welcome feedback from our stockholders as we strive to maintain the best governance, compensation and oversight practices.

Corporate Responsibility and Sustainability

Our corporate responsibility goal is to contribute to a more sustainable world so that all stakeholders, including associates, clients, stockholders and communities, thrive today and in the future. We continue to evolve our corporate responsibility and sustainability activities to support our business strategy for long-term success.

For information about our corporate responsibility strategies, programs and initiatives, please review our Corporate Responsibility Report located on our website at **www.gartner.com**, under the "Corporate Responsibility" link in the "About" tab.

Board and Committee Meetings and Annual Meeting Attendance

Our Board held four meetings in 2024. During 2024, all our directors attended at least 75% of the Board and committee meetings held during the periods in which such director served as a director and/or committee member. At each regular quarterly Board and committee meeting, time is set aside for the non-management directors to meet in executive session without management present. Ms. Karen E. Dykstra, Lead Independent Director of the Board, presides over these executive sessions at the Board meetings, and each committee chairperson presides over the executive sessions at their respective committee meetings. Directors are not required, but are invited, to attend the Annual Meeting of Stockholders. In 2024, Mr. Hall and other executive officers of the Company attended the 2024 Annual Meeting of Stockholders.

Committees Generally and Charters

As noted above, our Board has three standing committees: Audit, Compensation and Governance/Nominating, and all committee members have been determined by our Board to be independent under applicable standards. Our Board has approved a written charter for each standing committee, which is reviewed annually and revised as appropriate. The table below provides information for each Board Committee:

Name	Audit	Compensation	Governance/Nominating
Peter E. Bisson*	✓		
Richard J. Bressler	✓ (Chair)		
Raul E. Cesan		✓	
Karen E. Dykstra**			✓
Diana S. Ferguson***			✓
Anne Sutherland Fuchs		✓ (Chair)	✓
William O. Grabe			✓ (Chair)
José M. Gutiérrez	✓		
Stephen G. Pagliuca			
Eileen M. Serra		✓	
Meetings Held in 2024:	**5**	**7**	**5**

  * Mr. Bisson stepped down from the Governance Committee and was appointed to the Audit Committee on January 30, 2025.

  ** Ms. Dykstra stepped down from the Audit Committee and was appointed to the Governance Committee on July 1, 2024.



    *** Ms. Ferguson stepped down from the Audit Committee and was appointed to the Governance Committee on January 30, 2025.

Mr. James Smith served on the Audit Committee and Governance Committee prior to his retirement on December 2, 2024.

Audit Committee

> **Our Audit Committee serves as an independent body to assist in Board oversight of:**
> - ✓   the integrity of the Company's financial statements;
> - ✓   the Company's compliance with legal and regulatory requirements;
> - ✓   the independent registered public accounting firm's retention, qualifications and independence; and
> - ✓   the Company's Risk (including internal controls and cybersecurity risks), Compliance and Internal Audit functions.

Gartner has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Our Board has determined that Messrs. Bressler and Gutiérrez qualify as audit committee financial experts, as defined by the rules of the Securities and Exchange Commission (the "SEC"), and that all members have the requisite accounting or related financial management expertise and are financially literate as required by the NYSE corporate governance listing standards.

Additionally, the Audit Committee is directly responsible for the appointment, compensation and oversight of our independent registered public accounting firm, KPMG; approves the engagement letter describing the scope of the annual audit; approves fees for audit and non-audit services; provides an open avenue of communication among the independent registered public accounting firm, the risk and internal audit functions, management and the Board; resolves disagreements, if any, between management and the independent registered public accounting firm regarding financial reporting for the purpose of issuing an audit report in connection with our financial statements and our internal control over financial reporting; and prepares the Audit Committee Report required by the SEC and included in this Proxy Statement on page 50 below.

The independent registered public accounting firm reports directly to the Audit Committee. By meeting with the independent registered public accounting firm, the internal auditor, and operating and financial management personnel, the Audit Committee oversees matters relating to accounting standards, policies and practices, any changes thereto and the effects of any changes on our financial statements, financial reporting practices and the quality and adequacy of internal controls. Additionally, the Audit Committee provides general oversight of the performance of the Company's internal audit function. After each Audit Committee meeting, the Committee meets separately with the CFO, the Chief Compliance Officer, the internal auditor and the independent registered public accounting firm without management present.

The Audit Committee has established procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and/or securities law matters, and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or securities law matters. A toll-free phone number and web-submission form, in local language, managed by a third party is available for confidential and anonymous submission of concerns relating to accounting, auditing and illegal or unethical matters, as well as alleged violations of law, Gartner's Code of Conduct or any other policies. All submissions to the helpline are reported to the Chief Compliance Officer (or designee) and the internal auditor. At each regular meeting, the Chief Legal Officer, as the Company's Chief Compliance Officer, and his designees provide quarterly reports to the Audit Committee on helpline submissions and other ethics and compliance matters. The Audit Committee has the power and funding to retain independent counsel and other advisors as it deems necessary to carry out its duties.



Compensation Committee

Our Compensation Committee has responsibility for:
✓ approving, by direct action or through delegation to the CEO or subcommittees where appropriate, all equity awards, grants, and related actions under the provisions of our equity plan, and administering the plan;
✓ participating in the evaluation of CEO and other executive officer performance (with the input and oversight of the Governance/Nominating Committee and any other independent directors as may be designated by the Governance/Nominating Committee);
✓ approving the peer group used for executive compensation benchmarking purposes;
✓ evaluating the independence of all Compensation Committee advisers;
✓ overseeing administration of the Company's compensation programs;
✓ approving the form and amount of director compensation in consultation with the Governance/ Nominating Committee; and
✓ reviewing the Company's strategies, initiatives and programs related to human capital management.

The Compensation Committee reviewed and approved the Compensation Discussion and Analysis contained in this Proxy Statement, recommended its inclusion herein (and in our 2024 Annual Report on Form 10-K) and approved the related report to stockholders as required by the SEC (see *Compensation Committee Report* on page 33 below).

Exequity, LLP ("Exequity") was retained by the Compensation Committee to provide information, analyses and advice to the Committee during various stages of 2024 executive compensation planning. Exequity reports directly to the Compensation Committee chair. In the course of conducting its activities, Exequity attended meetings of the Compensation Committee and briefed the Committee on executive compensation trends generally.

The Compensation Committee has assessed the independence of Exequity and has concluded that Exequity is independent and that its retention presents no conflicts of interest either to the Committee or the Company.

Final decisions with respect to determining the amount or form of executive compensation under the Company's executive compensation programs are made by the Compensation Committee alone and may reflect factors and considerations other than the information and advice provided by its consultants. Please refer to the *Compensation Discussion & Analysis* beginning on page 22 for a more detailed discussion of the Compensation Committee's activities with respect to executive compensation.

Compensation Committee Interlocks and Insider Participation. During 2024, no member of the Compensation Committee served as an officer or employee of the Company, was formerly an officer of the Company or had any relationship with the Company required to be disclosed under *Transactions with Related Persons* below. Additionally, during 2024, no executive officer of the Company: (i) served as a member of the compensation committee (or full board in the absence of such a committee) or as a director of another entity, one of whose executive officers served on our Compensation Committee; or (ii) served as a member of the compensation committee (or full board in the absence of such a committee) of another entity, one of whose executive officers served on our Board.



Governance/Nominating Committee

Our Governance/Nominating Committee (the "Governance Committee") has responsibility for:
✓   recommending the size, composition and organization of our Board;
✓   assisting the Board in determining the independence of directors and committee members under applicable standards;
✓   reviewing our corporate governance policies, including our Board Principles and Practices;
✓   recommending the factors to be considered for the selection of directors;
✓   recommending committee assignments;
✓   assisting the Compensation Committee in determining the form and amount of director compensation;
✓   overseeing the periodic evaluation process regarding the performance of our CEO and other executive officers;
✓   assisting the CEO and the Board with matters relating to management succession; and
✓   overseeing the annual Board and Committee performance self-evaluations.

The Governance Committee is responsible for assessing the effectiveness of the Board by reviewing its size and composition. The Board evaluates its performance, effectiveness, composition, and appropriateness of the qualifications of existing directors, as part of the annual Board self-evaluation process. The annual self-evaluation is completed through a questionnaire process that is renewed annually to align with current regulations and best practices. The responses are collected by the Chief Legal Officer's office and a summary of the results and comments are provided anonymously to the Governance Committee and full Board for review and consideration. This process promotes our commitment to continuous improvement and helps ensure our Board is effective.

Our self-evaluation process also aids in the Board's succession planning by identifying any gaps in our leadership roles on the Board and its Committees. The Board values both continuity and fresh perspectives. The Company has added two new directors to the Board in the last three fiscal years, Ms. Diana S. Ferguson and Mr. José M. Gutiérrez. The Governance Committee has not specified minimum qualifications for candidates it recommends and will consider the qualifications, skills, expertise, qualities, personal backgrounds, availability and experience of all candidates that are presented for consideration. The Board seeks to have members who encompass a breadth of viewpoints, professional experience, personal backgrounds, perspectives and other individual qualities and attributes and who are best able to carry out the Board's responsibilities. Candidates for Board nomination may be brought to the attention of the Governance Committee by current Board members, management, stockholders or other persons. All potential new candidates are fully evaluated by the Governance Committee using the criteria described above, and then considered by the entire Board for nomination.

Director Candidates submitted by Stockholders: Stockholders wishing to recommend director candidates for consideration by the Governance Committee may do so by writing to the Chairman of the Governance/Nominating Committee, c/o Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212, and indicating the recommended candidate's name, biographical data, professional experience and any other qualifications. In addition, stockholders wishing to propose candidates for election must follow our advance notice provisions. See *Process for Submission of Stockholder Proposals for our 2026 Annual Meeting* on page 58.

Code of Ethics and Code of Conduct

Gartner has adopted a CEO & CFO Code of Ethics which applies to our CEO, CFO, controller and other financial managers, and a Global Code of Conduct, which applies to all Gartner officers, directors and employees, wherever located. Annually, each officer, director and employee affirms compliance with the Global Code of Conduct. See *Proxy and Voting Information—Available Information* below. To the extent required under and in accordance with NYSE and SEC rules, we will disclose any waiver we grant to an executive officer or director under our Code of Ethics or Global Code of Conduct, or certain amendments to the Code of Ethics or Global Code of Conduct, on our website at *investor.gartner.com*, under the "Governance" link.



Overboarding Policy

In accordance with our Board Principles And Practices, ordinarily, directors may not serve on the boards of more than four public companies, including our Board, and directors who are chief executive officers of public companies may not serve on the board of more than one other public company, in addition to our Board.

Insider Trading Policy; Prohibition Against Hedging and Pledging

We have an insider trading policy (the "Insider Trading Policy"), which governs the purchase, sale, and other dispositions of our securities by directors, officers and employees, and Gartner itself, and is designed to promote compliance with insider trading laws, rules and regulations, and the NYSE listing standards. Our Insider Trading Policy also prohibits all directors, executive officers and other employees from engaging in any short selling, hedging and/or pledging transactions with respect to Company securities. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to our 2024 Annual Report on Form 10-K.



PROPOSAL ONE:

ELECTION OF DIRECTORS

Nominees for Election to the Board of Directors

Our Board, acting on recommendation of the Governance Committee, is responsible for presenting for stockholder consideration each year a group of nominees that, taken together, has the experience, qualifications, attributes and skills appropriate and necessary to carry out the duties and responsibilities of, and to function effectively as, the board of directors of Gartner. The Governance Committee regularly reviews the composition of the Board in light of the needs of the Company, its assessment of board and committee performance, and the input of stockholders and other key stakeholders. The Governance Committee looks for certain common characteristics in all nominees, including integrity, strong professional experience and reputation, a record of achievement, constructive and collegial personal attributes and the ability and commitment to devote sufficient time and effort to board service. In addition, the Governance Committee seeks to include on the Board a complementary mix of individuals with diverse backgrounds and skills that will enable the Board as a whole to effectively manage the array of issues it will confront in furtherance of its duties. These individual qualities can include matters such as experience in the technology industry; experience managing and operating large public companies; international operating experience; financial, accounting, executive compensation and capital markets expertise; and leadership skills and experience.

All of the nominees listed below are incumbent directors last elected by stockholders at the 2024 annual meeting who have been nominated by the Governance Committee and Board for election and have agreed to serve another term. For additional information about the nominees and their qualifications, please see *General Information about our Board of Directors* on page 2. If any nominee is unable or declines unexpectedly to stand for election as a director at the Annual Meeting, proxies may be voted for a nominee designated by the present Board to fill the vacancy or the Board may reduce the size of the Board. Each person elected as a director will continue to be a director until the 2026 Annual Meeting of Stockholders and until his or her successor has been duly qualified and elected.

Peter E. Bisson	William O. Grabe
Richard J. Bressler	José M. Gutiérrez
Raul E. Cesan	Eugene A. Hall
Karen E. Dykstra	Stephen G. Pagliuca
Diana S. Ferguson	Eileen M. Serra
Anne Sutherland Fuchs	

VOTE RECOMMENDATION OF OUR BOARD: **FOR**	**Our Board unanimously recommends that you vote FOR the election of each of the eleven nominees to our Board of Directors.**

EXECUTIVE OFFICERS

General Information About Our Current Executive Officers



Eugene A. Hall

AGE: 68

Chief Executive Officer & Chairman of the Board. Mr. Hall has served as Chief Executive Officer and a director since August 2004 and Chairman of the Board since July 2024. Prior to joining Gartner as Chief Executive Officer, Mr. Hall was a senior executive at Automatic Data Processing, Inc., a Fortune 500 global technology and services company, serving most recently as President, Employer Services Major Accounts Division, a provider of human resources and payroll services. Prior to joining ADP in 1998, Mr. Hall spent 16 years at McKinsey & Company, most recently as director.



Kenneth Allard

AGE: 54

Executive Vice President, Digital Markets since April 2019. Mr. Allard joined Gartner as Group Vice President, Consulting in 2017 following the acquisition of L2, Inc., where he was Chief Executive Officer. Previously, he was a Managing Director at Huge Inc., a full-service digital agency, and held senior leadership positions at research and consulting companies, including Edgewater Technology Inc., Jupiter Media Metrix Inc. and Gartner, where he started his career.



Yvonne Genovese

AGE: 63

Executive Vice President, Research & Advisory since February 2025. Previously, Ms. Genovese served as Executive Vice President, Global Product Management from November 2020 to February 2025 and prior to that role, she was Senior Vice President, Research & Advisory, leading the Marketing & Communications practice. During her 25-year tenure at Gartner, Ms. Genovese has also led teams within Gartner's Technology and Service Provider and CIO practices. Prior to joining Gartner, Ms. Genovese served as the Chief Marketing Officer at Mapics, Inc., a global software company, and Worldwide Vice President Marketing for Marcam, Inc., an enterprise resource planning software company. She began her career at IBM and held various positions there over her 12-year tenure.



Scott C. Hensel

AGE: 52

Executive Vice President, Global Services & Delivery since November 2020. Previously, he served as Executive Vice President, Consulting. Prior to joining Gartner in 2017, he served as President, Terex Services, Parts and Customer Solutions at Terex Corporation, a global manufacturer of lifting and material processing products and services. Previously, he spent 14 years at McKinsey & Company where he was a partner assisting clients in the IT and advanced industries sectors.



Claire Herkes

AGE: 50

Executive Vice President, Conferences since July 2020. Ms. Herkes joined Gartner in 2005, where she held various roles of increasing leadership responsibility within our Conferences business, including Conferences product management, operations, production and developing emerging markets, most recently as Senior Vice President, Conference Production. Prior to joining Gartner, Ms. Herkes held the position of Senior Account Director at George P. Johnson, an event and experience marketing agency. Ms. Herkes began her career in conferences at The Yankee Group, an independent technology research and consulting firm.



Akhil Jain

AGE: 47

Executive Vice President, Consulting since January 2021. Prior to joining Gartner, he was Senior Vice President at State Street Corporation, a global financial holding company. Mr. Jain held multiple leadership roles from 2015 to 2021, with responsibility for strategy, growth and technology and operational improvement programs. Previously, Mr. Jain spent 10 years at McKinsey & Company, where he was a partner in their Chicago and Dubai offices.



Thomas S. Kim

AGE: 54

Executive Vice President, Chief Legal Officer & Corporate Secretary since April 2023. Before joining Gartner, Mr. Kim served as the Chief Legal Officer and Company Secretary of Thomson Reuters Corp., a leading provider of business information services, from August 2019 to April 2023. Prior to that role, he held several leadership roles at Thomson Reuters during his 15-year tenure, including General Manager, Global Separation Execution, Managing Director, China, and Chief Compliance Officer and General Counsel, Global Growth and Operations. Mr. Kim joined Reuters Group Plc, a predecessor company of Thomson Reuters, in 1999. He began his career practicing law at Baker & McKenzie and Hancock, Rothert & Bunshoft (now Duane Morris) in San Francisco.



Robin Kranich

AGE: 54

Executive Vice President, Chief Human Resources Officer since May 2008. During her more than 30 years at Gartner, she has served as Senior Vice President, End User Programs; Senior Vice President, Research Operations and Business Development; Senior Vice President and General Manager of Gartner Executive Programs; Vice President and Chief of Staff to Gartner's president; and various sales and sales management roles. Prior to joining Gartner, Ms. Kranich was part of the Technology Advancement Group at Marriott International.



John J. Rinello

AGE: 56

Senior Vice President, Global Business Sales (GBS) since January 2025. During his more than 20 years at Gartner, Mr. Rinello has held positions of increasing seniority in Sales, Services, Conferences and Research. Immediately prior to his current role, Mr. Rinello was Senior Vice President leading Global Strategy and Operations for our Research business from 2023 to January 2025 and Senior Vice President, Sales, leading sales teams for our Finance, Audit & Risk, Legal, and other GBS products from 2021 to 2023. Prior to joining Gartner, Mr. Rinello held roles at Sanford C. Bernstein, The SAS Institute and PricewaterhouseCoopers LLP (PwC).



Altaf Rupani

AGE: 51

Executive Vice President, Chief Information Officer since October 2023. Prior to joining Gartner, Mr. Rupani was Senior Vice President, Head of Digital and Emerging Technologies and Guardian India for Guardian Life, a mutual life insurance company, from 2019 to 2023. Mr. Rupani also previously held senior-level positions at NBCUniversal Media, LLC, a media and entertainment company, from 2013 to 2019. Mr. Rupani held various positions at Dow Jones & Company, news and financial information media company, from 2002 to 2013.



Craig W. Safian

AGE: 56

Executive Vice President, Chief Financial Officer since June 2014. In his more than 22 years at Gartner, he has served as Group Vice President, Global Finance and Strategy & Business Development from 2007 until his appointment as Chief Financial Officer and previously as Group Vice President, Strategy and Managing Vice President, Financial Planning and Analysis. Prior to joining Gartner, he held finance positions at Headstrong (now part of Genpact) and Bristol-Myers Squibb and was an accountant for Friedman, LLP where he achieved CPA licensure.



Dick van Ham

AGE: 57

Senior Vice President, Global Technology Sales (GTS) since January 2025. Mr. van Ham has been with Gartner for more than 26 years. He held sales leadership roles across both GTS and GBS. He spent the past seven years successfully building our GBS Salesforce in EMEA and APAC. Immediately prior to his current role, Mr. van Ham served as Senior Vice President, Sales leading GBS Sales EMEA & APAC from April 2024 to January 2025, was Global Vice President, Sales from January 2021 to April 2024, and Managing Vice President Sales from July 2011 to January 2021. Throughout his tenure at Gartner, he has demonstrated outstanding leadership, sustained success in Sales, commitment to our best practices, and a deep understanding of our clients.



William James Wartinbee

AGE: 51

Executive Vice President, Global Sales Strategy & Operations (GSSO) since December 2022. Mr. Wartinbee has been the head of GSSO since December of 2020, leading the effort to improve seller productivity through process design, territory planning, technology, training and analytics. Prior to this role, Mr. Wartinbee was Senior Vice President, Global Talent Acquisition and Workforce Planning from January 2020 to December 2020 and Senior Vice President, Global Talent Acquisition from September 2015 to January 2020. He joined Gartner in 2011 to build our People Analytics function within HR, eventually taking on global leadership for Talent Acquisition and Workforce Planning. Prior to Gartner, he was a management consultant, specializing in sales strategy and execution at both McKinsey & Company and ZS Associates.

COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion & Analysis, or "CD&A", describes and explains the Company's compensation philosophy and executive compensation program, as well as compensation awarded to and earned by, the following persons who were Named Executive Officers ("NEOs") in 2024:

Name	Position
Eugene A. Hall	Chairman of the Board & Chief Executive Officer
Craig W. Safian	Executive Vice President & Chief Financial Officer
Scott Hensel	Executive Vice President, Global Services & Delivery
Robin Kranich	Executive Vice President & Chief Human Resources Officer
Alwyn Dawkins*	Former Executive Vice President, Global Business Sales

*Mr. Dawkins stepped down as Executive Vice President, Global Business Sales on January 6, 2025 and his last day of employment with the Company was March 31, 2025.

The CD&A is organized into three sections:

- The **Executive Summary** (beginning on page 22), highlights the strong year we had in 2024, the importance of our Contract Value (also referred to herein as "CV") metric, our pay-for-performance approach, and our compensation practices, all of which we believe are relevant to stockholders as they consider their votes on Proposal Two (advisory vote on executive compensation, or "Say on Pay")

- The **Compensation Setting Process for 2024** (beginning on page 25)

- **Other Compensation Policies and Information** (beginning on page 31)

The CD&A is followed by the **Compensation Tables and Narrative Disclosures**, which report and describe the compensation and benefit amounts paid to our NEOs in 2024.

EXECUTIVE SUMMARY

2024 – Strong Performance in a Complex Environment

Gartner again delivered strong performance in 2024 despite a complex environment, including worsened geopolitical polarization and conflict, and continued disruptions in supply chains and the technology sector. We performed well across our business segments. Our operating results drove stock price appreciation that significantly outpaced the S&P 500 and our peer group in the medium and long terms.

Research continued to be our largest and most profitable business segment. Research was up 5% year-over-year in revenue on a foreign exchange ("FX") neutral basis. Contract Value, which we believe is our most important business metric, grew 8% in 2024 on an FX neutral basis. Contract Value of Global Technology Sales, or GTS, which serves executives and their teams within IT, grew 7%, while Contract Value of Global Business Sales, or GBS, which services executives and their teams beyond IT, grew 12%.

Our Conferences business also delivered strong performance in 2024. We made investments during the year for conference launches and the expansion of existing conferences. We delivered an all-time high revenue of $583 million, which was an increase of 15% on an FX neutral basis compared to 2023.

Our Consulting business, which is an important extension of our IT Research business, grew 9% in 2024 on an FX neutral basis. We exited the year with strong backlog and pipeline.



Due to a combination of strong top-line growth and continued focus on our operating expenses, we generated significant EBITDA[1] and free cash flow[2] in 2024. Our free cash flow also benefited from other items such as events cancellation insurance proceeds. We returned $735 million to stockholders through our stock repurchases.

We accomplished these strong results while also increasing our investment in our people through our benefits and compensation plans as well as ensuring we are appropriately staffed to meet our business goals. We grew our team to approximately 21,000 associates at the end of 2024.

Overall, Gartner delivered another strong year of performance in 2024. We believe we are well-prepared as we enter 2025 and are well-positioned to drive growth far into the future.

Contract Value–A Unique Key Performance Metric for Gartner

> **Contract Value (CV) represents the dollar value attributable to all of our subscription-related contracts. It is calculated as the annualized value of contracts in effect at a specific point in time, without regard to the duration of the contract. CV primarily includes research deliverables for which revenue is recognized on a ratable basis and other deliverables (primarily conferences tickets) included with subscription-based research products for which revenue is recognized when the deliverable is utilized.**

Unique to Gartner, CV is our **single** most important performance metric. It focuses our executives on driving ***short-term*** actions that result in ***long-term*** success for our business and stockholders. We believe that CV growth is our best, most informed and leading indicator of long-term Research revenue growth.

Our Research business comprised 82% of our overall revenue in 2024 (83% in 2023) and is also our highest contribution margin business (74% for both 2024 and 2023). Further, the majority of our Research contracts are multi-year agreements, and our Research wallet retention is consistently high. As a result, CV is predictive of revenue ***highly likely to recur over a 3 – 5 year period***, and a high CV growth rate translates to high, long-term revenue and profit growth. In addition, many of our clients pay us upfront when they purchase our research subscription services, which contributes to strong cash flow. For all these reasons, the Board believes that CV growth, which translates to Research revenue growth, is the most important driver of the Company's profit growth.

Key Attributes of our Executive Compensation Program – Pay for Performance

Our executive compensation plan design has been instrumental in attracting and motivating senior management to drive outstanding corporate performance. It is heavily weighted towards incentive compensation.

Key features of our compensation program are as follows:

✓ 100% of executive incentive awards, including annual bonus and equity awards, are performance-based or require stock price appreciation for the NEO to realize any value.

✓ 70% of executive equity awards, and 100% of executive bonus awards vest based on performance objectives established by the Compensation Committee.

✓ 94% of the CEO's target total compensation (86% in the case of other NEOs) is in the form of incentive compensation (bonus and equity awards).

✓ 87% of our CEO's target total compensation (72% in the case of other NEOs) is in the form of equity awards, with a focus on long-term performance.

✓ We use a longer than typical vesting period of 4 years on earned equity awards, with awards subject to increases or decreases in value based upon stock price movement to ensure alignment with stockholders over the long-term.

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[1] *In this Proxy Statement, EBITDA refers to adjusted EBITDA, which represents GAAP net income (loss) adjusted for: (i) interest expense, net; (ii) tax provision/benefit; (iii) gain on event insurance cancellation claims, as applicable; (iv) gain/loss on divestitures, as applicable; (v) other expense/income, net; (vi) stock-based compensation expense; (vii) depreciation, amortization, and accretion; (viii) loss on impairment of lease related assets, net, as applicable; and (ix) acquisition and integration charges and certain other non-recurring items.*

[2] *Free cash flow represents cash provided by operating activities determined in accordance with GAAP less payments for capital expenditures.*



Our Compensation Best Practices

We employ compensation practices that motivate our executives to achieve Gartner's operating plans and execute our corporate strategy without taking undue risks. These practices, which are consistent with "best practices" trends, are summarized below:

What we do	What we don't do
✓ **Independent Compensation Consultant**. The Compensation Committee retains an independent compensation consultant to review and advise on executive compensation matters.	x **No Single-Trigger on Change in Control**. Equity awards do not automatically vest on a Change in Control. Accelerated vesting is double-trigger, requiring both a change in control and qualifying termination.
✓ **Risk Assessment**. Annually assess the Company's compensation policies to help avoid undue risk.	x **No Hedging or Pledging**. We prohibit our executives from hedging or pledging with respect to company securities.
✓ **At Will Executives**. All executive officers are "at will" employees with only our CEO having an employment agreement.	x **No Excise Tax Gross Ups**. We do not provide any tax gross ups for severance or change in control benefits provided to our executives.
✓ **Performance-based Compensation**. Significant portion of total compensation is performance-based, with robust performance goals.	x **No Equity Awards Issued to Directors or Executive Officers During Closed Trading Windows**.
✓ **Cap on Incentive Awards**. Incentive compensation awards are capped at two times target.	
✓ **Longer Vesting Compared to Industry**. Equity awards vest at 25% per year over four years to encourage retention.	
✓ **Stock Ownership Guidelines**. Robust ownership guidelines for directors and executive officers.	
✓ **Limited Perks**. Benefits provided are generally consistent with other employees, with exception to the CEO's car allowance, provided per his employment agreement.	
✓ **Clawback Policy**. Clawback policy applicable to executive cash bonus and performance-based restricted stock units, consistent with SEC and NYSE requirements.	
✓ **Holding Requirements**. 50% of net after tax shares from all released equity awards are required to be held by a Director or executive officer until stock ownership guidelines are satisfied.	

Effect of Stockholder Advisory Vote on Executive Compensation, or Say on Pay

> *2024 Say on Pay Approval = 92% of votes cast*

The Board has resolved to present Say on Pay proposals to stockholders on an annual basis, respecting the sentiment of our stockholders as expressed in 2024. The Company and the Compensation Committee will consider the results of this year's advisory Say on Pay proposal in future executive compensation planning activities. Over the past several years, stockholders have been consistent in their strong support of our executive compensation program. We also engage our stockholders from time to time to solicit their feedback on executive compensation and corporate governance matters. As such, no changes were made to the core structure of our compensation program as a result of the 2024 Say on Pay vote.



COMPENSATION SETTING PROCESS FOR 2024

This section explains the objectives of the Company's compensation policies; what the compensation program is designed to reward; each element of compensation and why the Company chooses to pay each element; how the Company determines the amount (and, where applicable, the formula) for each element of pay; and how each compensation element and the Company's decisions regarding that element fit into the Company's overall compensation objectives and affect decisions regarding other elements.

The Objectives of the Company's Compensation Policies

The objectives of our compensation policies are threefold:

➢ To attract, motivate and retain highly talented, creative and entrepreneurial individuals by paying market-based compensation.

➢ To motivate our executives to maximize the performance of our Company through pay-for-performance compensation components based on the achievement of corporate performance targets that are aggressive, but attainable, given economic conditions.

➢ To seek to ensure that our compensation structure and levels are reasonable from a stockholder perspective.

What the Compensation Program Is Designed to Reward

Our guiding philosophy is to provide a significant portion of executive compensation linked to corporate performance, thereby ensuring alignment and focus on Gartner's performance. In addition, we believe that the design of the total compensation package should be competitive with the market to attract and retain individuals who are critical to our long-term success.

Our compensation program for executive officers is designed to compensate individuals for achieving and exceeding corporate performance objectives collectively. We believe this type of compensation encourages outstanding team performance (not simply individual performance), which helps build stockholder value.

Both short-term and long-term incentive compensation is earned by executives only upon the achievement of certain measurable performance objectives that are deemed by the Compensation Committee and management to be critical to the Company's short-term and long-term success. The amount of compensation ultimately earned will increase or decrease depending upon Company performance and the underlying price of our Common Stock (in the case of long-term equity-based incentive compensation).

Principal Compensation Elements and Objectives

To achieve the objectives noted above, our executive compensation program consists of three principal elements:

Base Salary	➢ Pay competitive salaries to attract and retain the executive talent necessary to develop and implement our corporate strategy and business plan.
	➢ Reflect responsibilities of the position, experience of the executive and the marketplace in which we compete for talent.
Short-Term Incentive Compensation (cash bonuses)	➢ Motivate executives to generate outstanding performance and achieve or exceed annual operating plan.
	➢ Align compensation with annual performance results.
Long-Term Incentive Compensation (equity awards)	➢ Seek to ensure rewards are commensurate with long-term performance and promote retention.
	➢ Align executive rewards with long-term stock price appreciation.
	➢ Facilitate the accumulation of Gartner shares by executives, thereby enhancing ownership and ensuring greater alignment with stockholders.



How the Company Determines Executive Compensation

In General

In early 2024, management recommended, and the Compensation Committee approved, performance objectives for short-term (bonus) and long-term (equity) incentive awards at levels that it believed would motivate performance and be adequately challenging, while also considering the economic climate and uncertainty. The target performance objectives set for 2024 were intended to drive the level of performance necessary to enable the Company to achieve its operating plan, while ensuring alignment with investor expectations.

The short-term and long-term incentive objectives provide executives with an opportunity to increase their total compensation package based upon the over-achievement of Company performance; similarly, in the case of under-achievement of Company performance, the value of incentive awards will fall below their target value, decreasing the total compensation opportunity. In addition, we assign a greater weighting to long-term awards in order to promote long-term decision-making and align management with stockholder interests and retain executives. We believe that long-term equity-based awards with vesting terms that are based on the achievement of pre-set financial targets and additional time-vesting serve as a strong retention incentive.

Determining Awards

Salary, short-term and long-term incentive compensation levels for executive officers (other than the CEO) are recommended by the CEO to the Compensation Committee, but the Compensation Committee has full authority to set such compensation. In formulating his recommendation to the Compensation Committee, the CEO undertakes a performance review of these executives and considers input from human resources personnel at the Company, as well as benchmarking data from the compensation consultant and external market data (discussed below).

The CEO's compensation, including base salary, short-term and long-term incentive pay is established by the Compensation Committee within the parameters of Mr. Hall's employment agreement. The Compensation Committee determines Mr. Hall's compensation by evaluating his performance in collaboration with the Governance Committee, incorporating input from the Chairman of the Board (prior to the appointment of Mr. Hall as Chairman), Lead Independent Director (after the appointment of Mr. Hall as Chairman) and other directors. The Compensation Committee also considers insight from its compensation consultant and reviews benchmarking data on CEO compensation practices at peer companies, along with general industry trends. See *Certain Employment Agreements with Executive Officers – Mr. Hall - Employment Agreement* below for a detailed discussion of Mr. Hall's agreement.

Benchmarking and Peer Group

Executive compensation planning for 2024 began mid-year in 2023. The Compensation Committee approved the peer group of companies to be used for executive compensation benchmarking purposes and other relevant analyses (the "Peer Group") for pay decisions effective for 2024.

The Compensation Committee reviews the Peer Group annually to achieve comparability based on Gartner's operating characteristics, labor market relevance and revenue scope. In 2023, following a review of the Peer Group, the Compensation Committee approved the Peer Group with no changes, other than the elimination of one company (Nielsen Holdings plc) due to the company going private. The remaining Peer Group includes 17 publicly-traded companies that are similar to Gartner in terms of industry, revenues, business model, and with whom Gartner competes for executive talent. At the time of the analysis, Gartner's revenue ranked at the 53rd percentile relative to the Peer Group. The 2024 Peer Group serves as the basis of the executive benchmarking and 2024 target total compensation adjustments.



The 2024 Peer Group companies included:

Adobe Inc.	Akamai Technologies, Inc.	Aon plc	Autodesk, Inc.	Cadence Design System, Inc.
Equifax Inc.	Intuit Inc.	Moody's Corporation	ServiceNow, Inc.	Splunk Inc.*
SS&C Technologies Holdings, Inc.	Synopsys Inc.	The Interpublic Group Companies, Inc.	Thomson Reuters Corporation	Verisk Analytics, Inc.
VMware, Inc.**	Workday, Inc.			

* Splunk Inc. was acquired in March 2024.
** VMware, Inc. was acquired in November 2023.

Our Compensation Committee commissioned Exequity, its independent compensation consultant, to perform a competitive analysis of our executive compensation practices relative to the Peer Group, as the primary comparison group, and secondarily to market survey data. Exequity's findings were considered by the Compensation Committee and by management for 2024 executive compensation planning. The compensation study utilized market data from Aon/Radford's Total Compensation Measurement database.

The Compensation Committee does not target NEO's pay to a specified percentile relative to the Peer Group, but rather reviews Peer Group market data at the 25th, 50th and 75th percentile for each element of compensation, including Base Salary, Target Total Cash (Base Salary plus Target Bonus) and Target Total Compensation (Target Total Cash plus target long-term incentives). Individual target total compensation may be higher or lower than the 50th percentile based on a number of factors, including experience and tenure, retention and succession planning considerations. In addition to the compensation benchmarking, the Compensation Committee considers Company and individual performance and internal equity in evaluating and determining executive compensation recommendations.

In addition, the Compensation Committee annually reviews an analysis conducted by Exequity that evaluates the relationship between Gartner's NEO realized pay and Company performance as measured by Total Shareholder Return and Shareholder Value creation. The analysis considers both 1-year and 3-year pay and performance for Gartner relative to the Peer Group. Exequity's analysis indicated that pay realized by Gartner's NEOs are aligned with Company performance.



Executive Compensation Elements Generally

Pay Mix
The following charts illustrate the mix of target compensation elements for the NEOs in 2024. Long-term incentive compensation is 100% performance-based, consisting of stock-settled stock appreciation rights ("SARs") and performance-based restricted stock units ("PSUs"), and represents a large majority of compensation provided to our NEOs (87% to the CEO and 72% to all other NEOs). We weight compensation more heavily towards long-term incentives because it contributes to the delivery of strong performance over the long-term and the retention of employees more than any other element of compensation.

CEO



ALL OTHER NEO'S



Base Salary
We set base salaries of executive officers when they join the Company or are promoted to an executive role by evaluating the responsibilities of the position, the experience of the individual (both previously and in-role at Gartner) and the marketplace in which we compete for executive talent. In addition, where possible, we consider salary information for comparable positions from our Peer Group or other available market data sources. In determining whether to award salary merit increases, we consider published projected U.S. salary increase data for the technology industry and general market, as well as available world-wide salary increase data. Mr. Hall's base salary is established each year by the Compensation Committee after completion of Mr. Hall's performance evaluation for the preceding year. The following table sets forth the 2023 and 2024 base salary of each NEO and the corresponding year-over-year percentage increase:

NEO	2023 Base Salary ($)	2024 Base Salary ($) (1)	Percentage Increase
Eugene A. Hall	963,506	963,506	—
Craig W. Safian	668,367	688,418	3.0%
Scott Hensel	541,059	557,291	3.0%
Robin Kranich	551,668	568,218	3.0%
Alwyn Dawkins	551,668	568,218	3.0%

(1) Effective as of April 1, 2024.

Short-Term Incentive Compensation (Cash Bonuses)
All annual bonuses to executive officers are granted pursuant to Gartner's Executive Performance Bonus Plan. The plan is designed to motivate executive officers to achieve goals relating to the performance of Gartner, its subsidiaries or business units, or other objectively determinable goals, and to reward them when those objectives are satisfied. We believe that the relationship between proven performance and the amount of short-term incentive compensation paid promotes, among executives, decision-making that increases stockholder value and promotes Gartner's success.

Bonus targets for all NEOs, including Mr. Hall, were based solely upon achievement of 2024 company-wide financial performance objectives. The financial objectives and weightings used for 2024 executive officer bonuses were:



- **Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)**, which measures overall profitability from business operations (weighted 50%), on an FX neutral basis, and

- **Revenue**, which measures our ability to generate revenue growth on an annual basis (weighted 50%), on an FX neutral basis.

For 2024, each NEO was assigned a bonus target, expressed as a percentage of salary, based upon the executive's level of responsibility and for each NEO other than Mr. Hall reflected an increase of 5% of base salary compared to 2023. The Compensation Committee approved these increases to better align with market bonus targets. Our NEOs' 2024 annual bonus targets as a percentage of base salary were 125% for Mr. Hall; and 100% for each of Messrs. Safian, Dawkins and Hensel and Ms. Kranich. Actual awards are determined based on Company performance and can range from zero for below threshold performance to 200% of target for maximum performance, with awards capped at maximum. The following table sets forth the threshold, target and maximum payout amounts for each NEO:

NEO	Threshold ($)	Target ($)	Maximum ($)
Eugene A. Hall	0	1,204,383	2,408,766
Craig W. Safian	0	688,418	1,376,836
Scott Hensel	0	557,291	1,114,582
Robin Kranich	0	568,218	1,136,436
Alwyn Dawkins	0	568,218	1,136,436

The chart below describes the performance metrics applicable to our 2024 short–term incentive compensation plan. The Compensation Committee believes performance goals should be rigorous, exceeding market norms, but achievable and create strong alignment between our executives and the interests of our stockholders. With respect to the performance goals for EBITDA, the Compensation Committee determined that they were appropriate after taking into consideration (1) the full year financial impact of certain 2023 actions, including significant investments in new hires, that were necessary to fuel 2024 and future growth, (2) the current economic outlook and investor expectations, and (3) the recalculation of our prior year results to eliminate foreign currency impact. In early 2024, management recommended, and the Compensation Committee approved, the EBITDA and Revenue performance goals for the 2024 short-term incentive compensation plan. The performance goals required that EBITDA, on an FX neutral basis, be above 2023 actual performance to achieve a payout above target. Similarly, the performance goals required that Revenue, on an FX neutral basis, grow at least mid-single-digit year-over-year to achieve target payout or above.

In February 2025, the Compensation Committee certified that the results for each performance metric under the bonus plan, measured on an FX neutral basis, were as follows:

2024 Performance Objective/ Weight	< Minimum (0%)	Target (100%)	=/> Maximum (200%)	Actual Results
2024 EBITDA/50%	$973 million	$1,497 million	$1,591 million	$1,586 million
2024 Revenue/50%	$5,355 million	$6,274 million	$6,474 million	$6,331 million

The EBITDA result in the table above translated to a payout percentage of 196.7%. For the Revenue component, the result above translated to a payout percentage of 128.5%. Each metric is equally-weighted, resulting in an overall result of 162.6%. The Compensation Committee approved the results and the bonus achievement for each of the NEOs. These payments were made in February 2025. See *Summary Compensation Table – Non-Equity Incentive Plan Compensation* for the specific cash bonuses earned by our NEOs in 2024 based on the bonus formula, actual performance and their respective bonus targets.

Long-Term Incentive Compensation (Equity Awards)

Promoting stock ownership is a key element of our compensation program philosophy. Stock-based incentive compensation helps ensure focus on value creation, promotes retention and aligns management with stockholder interests. We have evaluated different types of long-term incentives based on their motivational value, cost to the



Company and appropriate share utilization under our stockholder-approved Gartner, Inc. Long-Term Incentive Plan (the "LTIP") and believe that SARs and PSUs create the right balance of motivation, retention and alignment with stockholders and share utilization.

SARs permit executives to realize value based on an increase in the Company's stock price over time, promoting alignment with stockholders. SAR value can be realized only after the SAR vests. Our SARs are stock-settled with a seven-year exercise term. When the SAR is exercised, the executive receives shares of our Common Stock equal in value to the aggregate appreciation in the price of our Common Stock from the date of grant to the exercise date for all SARs exercised. Therefore, **SARs only have value to the extent the price of our Common Stock exceeds the grant price of the SAR**. In this way, SARs motivate our executives to increase stockholder value and thus align their interests with those of our stockholders.

PSUs offer executives the opportunity to receive our Common Stock contingent on the achievement of performance goals and continued service over the vesting period. PSU recipients are eligible to earn a target number of restricted stock units only if stipulated one-year performance goals are achieved during the year of grant. The amount of units earned can increase if the Company over-performs (up to 200% of their target number of units) or decrease (including no earning of any units) if the Company under-performs. Following the Compensation Committee's assessment of the Company's performance versus predetermined goals, the vesting of the units earned will remain subject to the recipient's continued service through each of the first four anniversaries of the award grant date. PSUs encourage executives to increase stockholder value while promoting executive retention over the long-term. Earned shares have value even if our Common Stock price does not increase, which is not the case with SARs.

The Compensation Committee believes that using a one-year performance period for our PSU awards helps ensure sustained performance and factors in changes to market conditions. If we have a strong year, the goals for the following year typically are established on top of the high bar that was already set. If we instead had a three-year performance period and the Company overachieved in the first year, the bar would be set lower in years 2 and 3 and might demotivate our executives. In addition, our one-year performance period, tied to CV performance, considers multi-year revenue that is likely to occur.

The value of long-term incentive awards granted to executives each year is based on several factors, such as external market practices (including better alignment with market pay), the Company's financial performance, the value of awards granted in prior years, succession considerations and individual performance. For 2024, the Compensation Committee increased the target value of the LTI awards for NEOs from last year based on consideration of these factors. The CEO's target LTI award increased by 15.1%, Mr. Safian's by 15.5%, Mr. Dawkins and Ms. Kranich's by 16.4%, and Mr. Hensel's by 16.3%.

Consistent with weightings in prior years, the 2024 long-term incentive plan equity mix consists of 30% SARs and 70% PSUs. PSUs deliver value utilizing fewer shares than SARs since the executive can earn the full share rather than just the appreciation in value over the grant price. Additionally, the cost efficiency of PSUs enhances the Company's ability to conservatively utilize the LTIP share pool and helps ensure alignment between pay and Company performance. For purposes of determining the number of SARs awarded, the allocated SAR award value is divided by the Black-Scholes-Merton valuation on the date of grant using assumptions appropriate on that date. For purposes of determining the target number of PSUs awarded, the allocated target PSU award value is divided by the closing price of our Common Stock on the date of grant as reported by the New York Stock Exchange.

All SARs and PSUs vest 25% per year, commencing one year from the grant date and on each anniversary thereof, subject to continued service on the applicable vesting date, and, in the case of PSUs, the achievement of the performance goal. We believe that this vesting schedule effectively focuses our executives on delivering long-term value growth for our stockholders and drives retention. The maximum payout for the 2024 PSUs was 200% of target in the event the maximum level of CV was achieved; the PSUs were subject to forfeiture if minimum levels of performance were not achieved.



The chart below describes the performance metrics applicable to the PSU portion of our 2024 long–term incentive compensation element measured on an FX neutral basis. In February 2025, the Compensation Committee certified the result as follows:

2024 Performance Objective/Weight	< Minimum (0%)	Target (100%)	=/> Maximum (200%)	Actual (measured at 12/31/24)	Actual Growth YOY
Contract Value/100%	$4,392 million	$5,222 million	$5,456 million	$5,262 million	7.8%

Based on the results set forth above, the Compensation Committee determined that 120.8% of the target number of PSUs was earned based on the preestablished performance goals, with 25% of the earned awards vested on the first anniversary of the grant date. See *Grants of Plan-Based Awards Table – Possible Payouts Under Equity Incentive Plan Awards* and accompanying footnotes below for the actual number of SARs and PSUs awarded to our NEOs.

Additional Compensation Elements

We maintain a non-qualified deferred compensation plan for our highly compensated employees, including our executive officers, to assist eligible participants with retirement and tax planning by allowing them to defer otherwise earned compensation in excess of amounts permitted to be deferred under our 401(k) plan. The non-qualified deferred compensation plan allows eligible participants to defer up to 50% of base salary and/or 100% of bonus to a future period. In addition, as a further inducement to participate in this plan, the Company presently matches contributions by executive officers using the same formula as for the 401(k) plan, subject to certain limits. For more information concerning this plan, see *Non-Qualified Deferred Compensation Table* and accompanying narrative and footnotes below.

In order to further achieve our objective of providing a competitive compensation package, we provide various other benefits to our executive officers that are typically available to others in senior business roles. Our basic executive perquisites program includes 35 days paid time off (PTO) annually, severance and change in control benefits (discussed below) and relocation services where necessary due to a promotion. Our executive officers are also entitled to participate in other benefits programs that are available to all U.S. associates, including our employee stock purchase plan and our healthcare plans, as well as to receive a 401(k) match. Executive officers may also participate in our employee charitable matching program, which is available to all employees. The Company matches charitable donations to eligible nonprofit organizations up to a specified annual limit depending on the role of the employee. For Senior Vice Presidents and above, the limit is $20,000 per year. Mr. Hall's perquisites, severance and change in control benefits are governed by his employment agreement with the Company, which is discussed in detail below under *Certain Employment Agreements with Executive Officers – Mr. Hall - Employment Agreement*. For more information concerning perquisites, see *Other Compensation Table* and accompanying footnotes below.

OTHER COMPENSATION POLICIES AND INFORMATION

Executive Stock Ownership and Holding Period Guidelines

In order to align management and stockholder interests, the Company has adopted stock ownership guidelines for our executive officers as follows: the CEO is required to hold shares of Common Stock with a value at least equal to six times his base salary, and all other executive officers are required to hold shares of Common Stock with a value at least equal to three times their base salary. For purposes of computing the required holdings, shares directly held, as well as vested and unvested restricted stock units and earned PSUs are counted, but not options or SARs or any unearned PSUs.

Additionally, the Company imposes a holding period requirement on our executive officers if an executive officer of the Company is not in compliance with the stock ownership guidelines. In that case, the executive is required to maintain ownership of at least 50% of the net after-tax shares of Common Stock acquired from the Company pursuant to all equity-based awards received from the Company, until such individual's stock ownership requirement is met. At December 31, 2024, all the NEOs were in compliance with our stock ownership guidelines.



Equity Award Grant Practices

The Company maintains a Standard Policy on Equity Award Grants ("Equity Grant Policy"), which contains general procedures regarding equity award grant practices. Under the Equity Grant Policy, the Compensation Committee approves all grants to employees who are subject to Section 16(a) of the Exchange Act ("Section 16 officers") and the Compensation Committee has delegated the authority to our CEO to make awards to employees who are not Section 16 officers, subject to guidelines established by the Compensation Committee.

Historically, annual grants are awarded in February and are priced on the date determined by the Compensation Committee. In addition to the annual grants, stock awards may be granted at other times during the year to new hires, employees receiving promotions, and in other special circumstances. For Section 16 officers, any off-cycle awards approved by the Compensation Committee are granted and priced on the date of the Compensation Committee's approval. For other employees, unless indicated otherwise in the Compensation Committee approval, awards are granted and priced on the 15th or 30th of the month that first follows the later of a) the CEO's or Compensation Committee approval (as applicable) and b) the employment start date or promotion date (as applicable) (or, in each case, the next business day if such day is not a day that the New York Stock Exchange is open).

We do not grant equity awards in anticipation of the release of material, nonpublic information or time the release of material, nonpublic information based on equity award grant dates, vesting events, or sale events and do not take material nonpublic information into account when determining the timing and terms of equity awards. We have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation in fiscal year 2024.

During fiscal year 2024, we did not grant equity awards to our NEOs during the four business days prior to or the one business day following the filing of our periodic reports or the filing or furnishing of a Form 8-K that discloses material nonpublic information.

Clawback Policy

In 2023, the Company updated its Gartner, Inc. Compensation Recoupment (Clawback) Policy to comply with Dodd-Frank and the new final listing standards of the NYSE implementing Rule 10D-1. Under the Clawback Policy, in the event that the Company is required to prepare an accounting restatement due to the Company's material noncompliance with any financial reporting requirement under the federal securities laws, the Company will recover, on a reasonably prompt basis, the excess incentive-based compensation received by any current or former executive officer (including the NEOs) during the prior three fiscal years that exceeds the amount that the executive officer would have received had the incentive-based compensation been determined based on the restated financial statements. The Clawback Policy is available as an exhibit to our 2024 Annual Report on Form 10-K.

Accounting and Tax Impact

Section 162(m) of the Internal Revenue Code generally prohibits the Company from claiming a deduction on its federal income tax return for compensation in excess of $1,000,000 paid in a given fiscal year to certain current and former executive officers. While the Compensation Committee carefully considers the cost to the Company of maintaining the deductibility of all compensation, it also desires the flexibility to reward executive officers in a manner that enhances the Company's ability to attract and retain individuals, as well as to create longer term value for stockholders. Thus, income tax deductibility is only one of several factors the Compensation Committee considers in making decisions regarding the Company's executive compensation program.



COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of Gartner, Inc. has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based upon this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 and the Company's proxy statement for the 2025 Annual Meeting of Stockholders.

Compensation Committee of the Board of Directors

Anne Sutherland Fuchs
Raul E. Cesan
Eileen M. Serra



COMPENSATION TABLES AND NARRATIVE DISCLOSURES

All compensation data contained in this Proxy Statement is stated in U.S. Dollars.

Summary Compensation Table

This table describes compensation of our NEOs in the years indicated. As you can see from the table and consistent with our compensation philosophy discussed above, long-term incentive compensation in the form of equity awards comprises a significant portion of total compensation.

Name and Principal Position	Year	Base Salary ($) (1)	Stock Awards ($) (2)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (1) (3)	All Other Compensation ($) (4)	Total ($) (5)
Eugene A. Hall, Chairman of the Board & Chief Executive Officer	2024	963,506	10,691,947	4,582,339	1,958,326	156,175	18,352,293
	2023	956,490	9,287,552	3,980,328	1,914,969	160,149	16,299,489
	2022	935,443	8,472,416	3,631,046	2,245,063	168,170	15,452,138
Craig W. Safian, EVP, Chief Financial Officer	2024	683,405	3,108,867	1,332,339	1,119,368	88,191	6,332,170
	2023	663,500	2,691,698	1,153,538	1,009,568	88,440	5,606,744
	2022	644,175	2,434,104	1,043,128	1,168,020	69,079	5,358,506
Scott Hensel, EVP, Global Services & Delivery	2024	553,233	1,898,165	813,507	906,155	80,144	4,251,204
	2023	537,119	1,631,938	699,391	817,270	73,218	3,758,936
	2022	521,475	1,475,729	632,448	945,540	59,657	3,634,849
Robin Kranich, EVP, Chief Human Resources Officer	2024	564,081	1,899,534	814,011	923,923	74,126	4,275,675
	2023	547,651	1,631,938	699,391	833,295	61,824	3,774,099
	2022	531,700	1,475,729	632,448	964,080	61,464	3,665,421
Alwyn Dawkins, Former EVP, Global Business Sales (6)	2024	564,081	1,899,534	814,011	923,923	66,639	4,268,188
	2023	547,651	1,631,938	699,391	833,295	77,356	3,789,631
	2022	531,700	1,475,729	632,448	964,080	61,012	3,664,969

(1) All NEOs elected to defer a portion of their 2024 salary and/or 2024 bonus under the Company's Non-Qualified Deferred Compensation Plan. Amounts reported include the 2024 deferred portion, and do not include amounts, if any, released in 2024 from prior years' deferrals. See *Non-Qualified Deferred Compensation Table* below.

(2) Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of performance-based restricted stock units, or PSUs (Stock Awards), at target, and stock-settled stock appreciation rights, or SARs (Option Awards), granted to the NEOs. The value reported for the PSU awards in the Stock Awards column is based upon the probable outcome of the performance objective as of the grant date, which is assumed to be at the target level of performance, and is consistent with the grant date estimate of the aggregate compensation cost to be recognized over the service period, excluding the effect of forfeitures, for the target grant date award value. The grant date fair value of all 2024 PSUs, assuming attainment of the highest level of the performance conditions, which is capped at 200% of target, is as follows: $21,383,894 (Mr. Hall); $6,217,734 (Mr. Safian);$3,796,330 (Mr. Hensel); and $3,799,068 (Ms. Kranich and Mr. Dawkins). All equity grants are subject to forfeiture. See footnote (2) to *Grants of Plan-Based Awards Table* below for additional information. See also Note 10 – Stock-Based Compensation - in the Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2024 for additional information about the assumptions made in determining these values.

(3) For 2024, represents performance-based cash bonuses earned on December 31st and paid in February 2025. See footnote (1) to *Grants of Plan-Based Awards Table* below for additional information.

(4) See Other Compensation Table below for additional information.

(5) Any aggregate sum discrepancies are due to rounding.



(6) In connection with his retirement, Mr. Dawkins stepped down as Executive Vice President, Global Business Sales on January 6, 2025 and his last day of employment with the Company was March 31, 2025. As Mr. Dawkins retired, he was not eligible for severance benefits.

Other Compensation Table

This table describes each component of the All Other Compensation column in the Summary Compensation Table for 2024.

Name	Company Match Under Defined Contribution Plans ($) (1)	Company Match Under Non-qualified Deferred Compensation Plan ($) (2)	Other ($) (3)	Total ($)
Eugene A. Hall	7,200	107,939	41,036	156,175
Craig W. Safian	7,200	60,519	20,472	88,191
Scott Hensel	7,200	47,620	25,324	80,144
Robin Kranich	7,200	48,695	18,231	74,126
Alwyn Dawkins	7,200	48,695	10,744	66,639

(1) Represents the Company's 4% matching contribution to the NEO's 401(k) account, which is subject to plan and Internal Revenue Code limitations.

(2) Represents the Company's matching contribution to the NEO's contributions to our Non-Qualified Deferred Compensation Plan. See *Non-Qualified Deferred Compensation Table* below for additional information.

(3) Includes the perquisites and benefits specified below.

For Mr. Hall, includes a car allowance of $16,439 per the terms of his employment agreement.

For Messrs. Hall, Safian, Dawkins and Hensel, and Ms. Kranich, includes a tax gross-up payment of $1,925 (Mr. Hall), $192 (Mr. Safian), $3,627 (Mr. Dawkins), $2,406 (Mr. Hensel), and $231 (Ms. Kranich), that the Company paid to each of them on an after-tax basis for the income imputed due to the Company's Winner's Circle, which is a reward event for the Company's top sales associates.

Amounts reflect the aggregate value of all matching contributions made by Gartner on behalf of the NEOs for 2024 under our Gartner Charity Match Program.



Grants of Plan-Based Awards Table for Fiscal Year 2024

This table provides information about awards made to our NEOs in 2024 pursuant to non-equity incentive plans (our short-term incentive cash bonus program) and equity incentive plans (performance restricted stock units (PSUs), and stock appreciation rights (SARs) awards comprising long-term incentive compensation under our LTIP).

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All other option awards: Number of securities underlying options (# SARs) (2)	Exercise or Base Price of Option Awards ($) (3)	Grant Date Fair Value of Stock and Option Awards ($) (4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (# PSUs)	Target (# PSU)	Maximum (# PSU)			
Eugene A. Hall	2/8/24	—	—	—	0	23,438	46,876	—	—	10,691,947
	2/8/24	—	—	—	—	—	—	27,291	456.18	4,582,339
		0	1,204,383	2,408,766	—	—	—	—	—	—
Craig W. Safian	2/8/24	—	—	—	0	6,815	13,630	—	—	3,108,867
	2/8/24	—	—	—	—	—	—	7,935	456.18	1,332,339
		0	688,418	1,376,836	—	—	—	—	—	—
Scott Hensel	2/8/24	—	—	—	0	4,161	8,322	—	—	1,898,165
	2/8/24	—	—	—	—	—	—	4,845	456.18	813,507
		0	557,291	1,114,582	—	—	—	—	—	—
Robin Kranich	2/8/24	—	—	—	0	4,164	8,328	—	—	1,899,534
	2/8/24	—	—	—	—	—	—	4,848	456.18	814,011
		0	568,218	1,136,436	—	—	—	—	—	—
Alwyn Dawkins	2/8/24	—	—	—	0	4,164	8,328	—	—	1,899,534
	2/8/24	—	—	—	—	—	—	4,848	456.18	814,011
		0	568,218	1,136,436	—	—	—	—	—	—

(1) Represents cash bonuses that could have been earned in 2024 based solely upon achievement of specified financial performance objectives for 2024 and ranging from 0% (threshold) to 200% (maximum) of target (100%). Bonus targets (expressed as a percentage of base salary) were 125% for Mr. Hall, and 100% for each of Messrs. Safian, Hensel and Dawkins, and Ms. Kranich. Performance bonuses earned in 2024 for Messrs. Hall, Safian, Hensel and Dawkins, and Ms. Kranich and paid in February 2025 were achieved at 162.6% of their target bonus. The cash bonuses are reported under Non-Equity Incentive Plan Compensation in the Summary Compensation Table. See *Short-Term Incentive Compensation (Cash Bonuses)* in the CD&A for additional information.

(2) Represents the number of PSUs and SARs awarded to the NEOs on February 8, 2024. The target number of PSUs (100%) for the annual PSU award was subject to adjustment ranging from 0% (threshold) to 200% (maximum) based solely upon achievement of an associated financial performance objective, and was achieved at 120.8% of target in February 2025. The number of such PSUs earned was: Mr. Hall – 28,313; Mr. Safian – 8,232; Mr. Hensel 5,026; Ms. Kranich and Mr. Dawkins – 5,030. All PSUs and SARs vest 25% per year commencing one year from grant, subject to continued employment on the vesting date except in the case of death, disability and retirement. See *Long-Term Incentive Compensation (Equity Awards)* in the CD&A for additional information.

(3) Represents the closing price of our Common Stock on the NYSE on the grant date.

(4) See footnote (2) to the Summary Compensation Table.

Certain Employment Agreements with Executive Officers

Our Chairman of the Board and Chief Executive Officer, Mr. Hall, is a party to a long-term employment agreement with the Company. No other NEO has an employment agreement with the Company.

Mr. Hall – Employment Agreement
The Company and Mr. Hall are parties to the Second Amended and Restated Employment Agreement, dated February 14, 2019, as most recently amended on July 1, 2024, pursuant to which Mr. Hall serves as chief executive officer of the



Company until December 31, 2031 (the "CEO Agreement"). The CEO Agreement provides for automatic one year renewals commencing on January 1, 2032, and continuing each year thereafter, unless either party provides the other with at least 60 days prior written notice of an intention not to extend the term.

Under the CEO Agreement, Mr. Hall initially was entitled to the following annual compensation components:

Component	Description
Base Salary	➢ $908,197, subject to adjustment on an annual basis by the Compensation Committee
Target Bonus	➢ 105% of annual base salary (target), adjusted for achievement of specified Company and individual objectives
	➢ The actual bonus paid may be higher or lower than target based upon over- or under-achievement of objectives, subject to a maximum actual bonus of 210% of base salary
Long – Term Incentive Award	➢ Aggregate annual value on the date of grant at least equal to $9,874,375 minus the sum of base salary and target bonus for the year of grant (the "Annual LTI Award")
	➢ The Annual LTI Award will be 100% unvested on the date of grant, and vesting will depend upon the achievement of performance goals to be determined by the Compensation Committee
	➢ The terms and conditions of each Annual Incentive Award will be determined by the Compensation Committee, and will be divided between RSUs units and SARs
	➢ The number of RSUs initially granted each year will be based upon the assumption that specified Company objectives set by the Compensation Committee will be achieved, and may be adjusted so as to be higher or lower than the number initially granted for over- or under-achievement of such specified Company objectives
Other	➢ Car allowance
	➢ All benefits provided to senior executives, executives and employees of the Company generally from time to time, including medical, dental, life insurance and long-term disability
	➢ Entitled to be nominated for election to the Board

Termination and Related Payments – Mr. Hall

Involuntary or Constructive Termination (no Change in Control)
Mr. Hall's employment is at will and may be terminated by him or us upon 60 days' notice. If we terminate Mr. Hall's employment involuntarily (other than within 24 months following a Change In Control (defined below)) and without Business Reasons (as defined in the CEO Agreement) or a Constructive Termination (as defined in the CEO Agreement) occurs, or if the Company elects not to renew the CEO Agreement upon its expiration and Mr. Hall terminates his employment within 90 days following the expiration of the CEO Agreement, then Mr. Hall will be entitled to receive the following benefits:

Component	Termination Benefit
Base Salary	➢ Accrued base salary and unused paid time off ("PTO") through termination
	➢ 36 months continued base salary paid pursuant to normal payroll schedule
Short-Term Incentive Award (Bonus)	➢ Earned but unpaid bonus
	➢ 300% of the average of Mr. Hall's earned annual bonuses for the three years preceding termination, payable in a lump sum
Long – Term Incentive Award	➢ 36 months' continued vesting in accordance with their terms (including achievement of applicable performance objectives) of all outstanding equity awards
	➢ If in the year of termination there are Annual LTI Awards due to be granted that have not yet been granted, a lump sum payment in cash equal to the value of any "to-be-granted" Annual LTI Awards, multiplied by the percentage of such award that would vest within 36 months following termination (i.e., 75% in the case of a four-year vesting period)
Other	➢ Reimbursement for up to 36 months' COBRA premiums for Mr. Hall and his family



Payment of severance amounts is conditioned upon execution of a general release of claims against the Company and compliance with 36-month non-competition and non-solicitation covenants. In certain circumstances, payment will be delayed for six months following termination under Code Section 409A.

Involuntary or Constructive Termination, and Change in Control
Within 24 months following a Change in Control: if Mr. Hall's employment is terminated involuntarily and without Business Reasons; or a Constructive Termination occurs; or if the Company elects not to renew the CEO Agreement upon its expiration and Mr. Hall terminates his employment within 90 days following the expiration of the CEO Agreement (i.e., a double trigger termination), Mr. Hall will be entitled to receive the following benefits:

Component	Termination Benefit
Base Salary	➢ Accrued base salary and unused PTO through termination
	➢ 3 times base salary then in effect, payable 6 months following termination
Short-Term Incentive Award (Bonus)	➢ Any earned but unpaid bonus
	➢ 3 times target bonus for fiscal year in which Change in Control occurs, payable 6 months following termination
Long – Term Incentive Award	➢ Any due to be granted Annual LTI Awards pursuant to the CEO Agreement will be granted
	➢ All unvested outstanding equity awards will have the service requirement deemed fully satisfied, all performance goals or other vesting criteria will be deemed achieved (i) if the performance period has been completed, at actual level of performance, or (ii) if the performance period has not been completed, at target level of performance, and all stock options and SARs will be exercisable as to all covered shares
Other	➢ Reimbursement for up to 36 months' COBRA premiums for Mr. Hall and his family

Mr. Hall's unvested outstanding equity awards will only vest in connection with a Change in Control if Mr. Hall's employment is terminated under the circumstances described above within 24 months following the Change in Control (i.e., if a "double trigger" occurs).

Should any payments received by Mr. Hall upon a Change in Control constitute a "parachute payment" within the meaning of Code Section 280G, Mr. Hall may elect to receive either the full amount of his Change in Control payments, or such lesser amount as will help ensure that no portion of his severance and other benefits will be subject to excise tax under Code Section 4999. The CEO Agreement does not provide for a gross-up of these taxes. Additionally, certain payments may be delayed for six months following termination under Code Section 409A.

The CEO Agreement utilizes the LTIP definition of "Change in Control" which currently provides that a Change in Control will occur when (i) there is a change in ownership of the Company such that any person (or group) becomes the beneficial owner of 50% of our voting securities, (ii) there is a change in the ownership of a substantial portion of the Company's assets or (iii) there is a change in the effective control of the Company such that a majority of members of the Board is replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of appointment or election.

In the CEO Agreement, Mr. Hall is subject to certain restrictive covenants, including an indefinite confidentiality provision as well as provisions providing for a non-compete, non-solicit of employees, customers, and suppliers, and non-disparagement of the Company and its executives and directors that applies during employment and for 36 months following the termination thereof.

Termination and Related Payments – Other Executive Officers
In the event of termination for cause, voluntary resignation or as a result of death, disability or retirement, no severance benefits are provided. In the event of termination for cause or voluntary resignation, all equity awards are forfeited except



as discussed below under *Death, Disability and Retirement*. In the event of termination without cause (including in connection with a Change in Control), other executive officers are entitled to receive the following benefits:

Component	Termination Benefit
Base Salary	➣ Accrued base salary and unused PTO (not to exceed 25 days) through termination ➣ 12 months continued base salary paid pursuant to normal payroll schedule
Long–Term Incentive Awards	➣ In the event of a termination without cause within 12 months following a Change in Control, all unvested outstanding equity will vest in full. For any PSU award where performance has not yet been determined, the award will vest assuming target performance, and all stock options and SARs will be exercisable as to all covered shares for 12 months following termination; otherwise unvested awards are forfeited ➣ If no Change in Control, unvested equity awards are forfeited (except in the case of death, disability and retirement, discussed below)
Other	➣ Reimbursement for up to 12 months' COBRA premiums for executive and family

In order to receive severance benefits, the executive officers who are terminated are required to execute and comply with a separation agreement and release of claims in which, among other things, the executive reaffirms his or her commitment to confidentiality, non-competition and non-solicitation obligations and releases the Company from various employment-related claims. In addition, in the case of NEOs (other than Mr. Hall), severance will not be paid to any executive who refuses to accept an offer of comparable employment from Gartner or who does not cooperate or ceases to cooperate when being considered for a new position with Gartner, in each case as determined by the Company. Finally, under certain circumstances, payments and release of shares may be delayed for six months following termination under Code Section 409A.

Death, Disability and Retirement
Our executive officers are entitled to immediate vesting of all outstanding awards in the case of termination due to death or disability, and continued vesting depending upon the age of the officer in the case of retirement (as defined) as described in the following table:

Termination Event	Treatment of Unvested Equity Awards
Death or Disability	➣ 100% vesting upon event
Retirement – not eligible	➣ Unvested awards forfeited
Retirement – eligible	➣ Unvested awards continue to vest in full in accordance with their terms (subject to certain conditions)
➣ Retirement eligible if on the date of retirement, the officer is at least 55 years old and has at least 10 years of service	➣ For a retirement in the year that an award is granted, the unvested portion of such award that is eligible to vest will be prorated based on the number of days in the year of grant during which the officer was employed

In order to receive retirement vesting, an officer must be retirement "eligible" on the date of retirement, as described in the table above; if not, all unvested awards are forfeited upon retirement. At December 31, 2024, only Messrs. Hall, Safian and Dawkins would have qualified for the additional vesting benefit upon retirement for their outstanding equity awards. Disability is defined in our current equity award agreements as total and permanent disability.

SARs remain exercisable through the earlier of the applicable expiration date or one year from termination in the case of death and disability, and through the expiration date in the case of retirement. Upon termination for any other reason, vested SARs remain exercisable through the earlier of the applicable expiration date or 90 days from the date of termination.

In the case of death, disability or retirement, unvested PSUs held by an officer that are eligible to vest will be earned, if at all, based upon achievement of the related performance metric upon certification by the Compensation Committee.



Outstanding Equity Awards at Fiscal Year-End December 31, 2024

This table provides information on each option (including SARs) and stock (including RSUs and PSUs) awards held by each NEO as of December 31, 2024. All performance criteria associated with these awards (except for the 2024 PSU award (see footnote 4)) were fully satisfied as of December 31, 2024, and the award is fixed. The market value of the stock awards is based on the closing price of our Common Stock on the NYSE on December 31, 2024 (the last business day of the year), which was $484.47. Upon exercise of, or release of restrictions on, these awards, the number of shares ultimately issued to each executive will be reduced by the number of shares withheld by Gartner for tax withholding purposes and/or as payment of the exercise price in the case of options and SARs.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Eugene A. Hall						
(1), (5)	—	16,496	180.64	2/10/2028	20,938	10,143,833
(2), (5)	19,616	19,614	302.90	2/9/2029	18,390	8,909,403
(3), (5)	7,831	23,493	351.03	2/9/2030	22,601	10,949,506
(4), (5)	—	27,291	456.18	2/8/2031	28,313	13,716,799
Craig W. Safian						
(5)	10,657	—	154.31	2/5/2027	—	—
(1), (5)	14,361	4,787	180.64	2/10/2028	6,076	2,943,640
(2), (5)	5,636	5,634	302.90	2/9/2029	5,283	2,559,455
(3), (5)	2,270	6,808	351.03	2/9/2030	6,549	3,172,794
(4), (5)	—	7,935	456.18	2/8/2031	8,232	3,988,157
Scott Hensel						
(5)	15,340	—	154.31	2/5/2027	—	—
(1), (5)	8,667	2,889	180.64	2/10/2028	3,667	1,776,551
(2), (5)	3,417	3,416	302.90	2/9/2029	3,202	1,551,273
(3), (5)	1,376	4,128	351.03	2/9/2030	3,971	1,923,830
(4), (5)	—	4,845	456.18	2/8/2031	5,026	2,434,946
Robin Kranich						
(1), (5)	8,667	2,889	180.64	2/10/2028	3,667	1,776,551
(2), (5)	3,417	3,416	302.90	2/9/2029	3,202	1,551,273
(3), (5)	1,376	4,128	351.03	2/9/2030	3,971	1,923,830
(4), (5)	—	4,848	456.18	2/8/2031	5,030	2,436,884
Alwyn Dawkins						
(5), (6)	15,484	—	154.31	2/5/2027	—	—
(1), (5), (6)	8,667	2,889	180.64	2/10/2028	3,667	1,776,551
(2), (5), (6)	3,417	3,416	302.90	2/9/2029	3,202	1,551,273
(3), (5), (6)	1,376	4,128	351.03	2/9/2030	3,971	1,923,830
(4), (5), (6)	—	4,848	456.18	2/8/2031	5,030	2,436,884

(1) Vest 25% per year commencing February 10, 2022, generally subject to the executive's continued service through each applicable vesting date.

(2) Vest 25% per year commencing February 9, 2023, generally subject to the executive's continued service through each applicable vesting date.

(3) Vest 25% per year commencing February 9, 2024, generally subject to the executive's continued service through each applicable vesting date.

(4) The market value of the stock award reflects 120.8% of target based on actual performance as certified in February 2025. The awards vest 25% per year commencing February 8, 2025, generally subject to the executive's continued service through each applicable vesting date.



(5) The amounts shown under Option Awards represent SARs that will be stock-settled upon exercise; accordingly, the number of shares ultimately received upon exercise will be less than the number of SARs held by the executive and reported in this table.

(6) In connection with his retirement, Mr. Dawkins is entitled to full continued vesting of equity awards granted prior to his separation date (March 31, 2025). He also has the right to exercise all vested SARs until the SARs expire according to their terms.

Option Exercises and Stock Vested for Fiscal Year 2024

This table provides information for the NEOs for the aggregate number of SARs that were exercised, and stock awards that vested and released, during 2024 on an aggregate basis, and does not reflect shares withheld by the Company for exercise price or withholding taxes.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($) (1)**	**Number of Shares Acquired on Vesting (#) (2)**	**Value Realized on Vesting ($) (3)**
Eugene A. Hall	138,754	48,595,204	48,862	22,156,963
Craig W. Safian	28,196	10,391,843	14,119	6,564,609
Scott Hensel	14,550	5,211,519	8,516	3,959,394
Robin Kranich	11,613	4,028,317	8,534	3,967,850
Alwyn Dawkins	15,809	5,662,468	8,534	3,967,850

(1) Represents the spread between (i) the market price of our Common Stock at exercise and (ii) the exercise price for all SARs exercised during the year, multiplied by the number of SARs exercised.

(2) Represents PSUs and RSUs awarded in prior years as long-term incentive compensation released in 2024.

(3) Represents the number of shares released multiplied by the market price of our Common Stock on the release date.

Non-Qualified Deferred Compensation for Fiscal Year 2024

The Company maintains a Non-Qualified Deferred Compensation Plan for certain officers and key personnel whose compensation grade profile was a 130 or higher in 2024, or those who have been previously grandfathered into the plan. This plan currently allows qualified U.S.-based employees to defer up to 50% of earned annual salary and/or up to 100% of annual bonus earned in a fiscal year. In addition, in 2024 the Company made a contribution to the account of each NEO who deferred compensation equal to the amount of such executive's contribution (not to exceed 4% of base salary and bonus), less $7,200. Deferred amounts are deemed invested in several independently-managed investment portfolios selected by the participant for purposes of determining the amount of earnings to be credited by the Company to that participant's account. The Company may, but need not, acquire investments corresponding to the participants' designations.

Upon termination of employment for any reason, all account balances will be distributed to the participant in a lump sum, except that a participant whose account balance is in excess of $25,000 may defer distributions for an additional year, and/or elect to receive the balance in 20, 40 or 60 quarterly installments. In the event of an unforeseen emergency (which includes a sudden and unexpected illness or accident of the participant or a dependent, a loss of the participant's property due to casualty or other extraordinary and unforeseeable circumstance beyond the participant's control), the participant may request early payment of his or her account balance, subject to approval.

The following table provides information (in dollars) concerning contributions to the Deferred Compensation Plan in 2024 by the participating Named Executive Officers, the Company's matching contributions, 2024 earnings, aggregate withdrawals and distributions and account balances at year-end:



Name	Executive Contributions in 2024 ($) (1) (2)	Company Contributions in 2024 ($) (1) (3)	Aggregate Earnings in 2024 ($) (1)	Aggregate Withdrawals/ Distributions in 2024 ($)	Aggregate Balance at 12/31/24 ($) (4)
Eugene A. Hall	115,139	107,939	146,740	(235,408)	845,741
Craig W. Safian	84,649	60,519	185,752	—	1,478,452
Scott Hensel	54,820	47,620	104,946	—	774,109
Robin Kranich	75,253	48,695	284,904	—	2,102,801
Alwyn Dawkins	83,330	48,695	78,380	(133,288)	498,364

(1) All executive and Company contribution amounts in this table have been reflected in the *Summary Compensation Table* and prior years' summary compensation tables, as applicable. Aggregate earnings are not reflected in the S*ummary Compensation Table* and were not reflected in prior years' summary compensation tables.

(2) Executive Contributions are included in the "Base Salary" and/or "Non-Equity Incentive Plan Compensation" columns in the *Summary Compensation Table* for the NEOs.

(3) Company Contributions are included in the "All Other Compensation" column of the *Summary Compensation Table*, and in the "Company Match Under Non-qualified Deferred Compensation Plan" column of the *Other Compensation Table* for the NEOs.

(4) Amounts reported in the Aggregate Balance column reflect the cumulative value of the NEOs' deferral activities, including executive contributions, company contributions, withdrawals and investment earnings thereon as of December 31, 2024.

Potential Payments upon Termination or Change in Control

Certain Employment Agreements with Executive Officers above contains a detailed discussion of the payments and other benefits to which our CEO and other NEOs are entitled in the event of termination of employment or upon a Change in Control. The amounts payable assuming termination under various circumstances at December 31, 2024 are set forth below. In the event of termination of employment or a termination in connection with a Change in Control, each NEO would also be entitled to receive accrued personal time off (PTO) and the balance in his or her deferred compensation plan account. Such accrued amounts are not quantified below. There is no vesting of equity awards for our NEO's based solely upon a Change in Control (i.e., without termination).

Mr. Hall, Chairman and CEO

The table below quantifies (in dollars) amounts that would be payable by the Company to Mr. Hall, and the value of shares of Common Stock underlying the equity awards that would vest, had his employment been terminated on December 31, 2024 (the "Termination Date") as a result of (1) involuntary termination without cause and/or constructive termination; (2) death, disability or retirement; or (3) an involuntary termination without cause and/or constructive termination in the 24 months following a Change in Control ("Hall Double Trigger Termination"). Mr. Hall would not receive any payment or vesting of equity awards in the event of a Change in Control only (i.e., without termination). See *Outstanding Equity Awards At Fiscal Year End Table* above for a list of Mr. Hall's unvested equity awards at the end of 2024. Mr. Hall was eligible for retirement benefits as of December 31, 2024.

Involuntary termination (severance benefits) ($) (1)	Involuntary termination (continued vesting of equity awards) ($) (2)	Total Involuntary termination ($) (1) (2)	Death or disability (value of unvested equity awards) ($) (3)	Retirement (value of unvested equity awards) ($) (4)	Hall Double Trigger Termination (severance benefits) ($) (5)	Hall Double Trigger Termination (acceleration of unvested equity awards) ($) (6)	Total Hall Double Trigger Termination Benefits ($) (5) (6)
11,326,889	56,199,804	67,526,692	56,199,804	56,199,804	8,534,943	56,199,804	64,734,746



(1) Represents the sum of (w) three times base salary in effect at Termination Date, (x) 300% of the average actual bonus paid for the prior three years (2021, 2022 and 2023), (y) earned but unpaid 2024 bonus, and (z) the amount of health insurance premiums for Mr. Hall, his spouse and immediate family for 36 months (at premiums in effect on the Termination Date).

(2) Represents (y) the fair market value using the closing price of our Common Stock on December 31, 2024 (the last NYSE trading day in 2024), or $484.47 (the "Year End Price") of unvested PSUs that would have vested following the Termination Date, plus (z) the spread between the Year End Price and the exercise price for all in-the-money SARs that would have vested following the Termination Date, multiplied by the number of such SARs. Since Mr. Hall is retirement-eligible, his termination would be treated as a retirement for purpose of determining additional vesting of his PSUs and SARs and he would receive full vesting of his equity awards. 2024 PSUs are adjusted based upon the performance factor determined by the Compensation Committee in early 2025.

(3) Represents (y) the fair market value using the Year End Price of all unvested PSUs, plus (z) the spread between the Year End Price and the exercise price for all in-the-money, unvested SARs, multiplied by the number of such SARs. 2024 PSUs are adjusted based upon the performance factor determined by the Compensation Committee in early 2025.

(4) Represents (y) the fair market value using the Year End Price of all unvested PSUs, plus (z) the spread between the Year End Price and the exercise price for all in-the-money, unvested SARs, multiplied by the number of such SARs. 2024 PSUs are adjusted based upon the performance factor determined by the Compensation Committee in early 2025.

(5) Represents the sum of (w) three times base salary in effect at Termination Date, (x) three times 2024 target bonus, (y) unpaid 2024 bonus, and (z) the amount of health insurance premiums for Mr. Hall, his spouse and immediate family for 36 months (at premiums in effect on the Termination Date).

(6) Represents (y) the fair market value using the Year End Price of all unvested PSUs on the Termination Date (at actual payout level for 2024 PSUs), plus (z) the spread between the Year End Price and the exercise price of all in-the-money unvested SARs on the Termination Date, multiplied by the number of such SARs.

Other Named Executive Officers

The table below quantifies (in dollars) amounts that would be payable by the Company, and the value of shares of Common Stock that would be released, to our NEOs (other than Mr. Hall) had their employment been terminated on December 31, 2024 (the "Termination Date") as a result of (1) involuntary termination without cause; (2) death or disability; (3) retirement; or (4) an involuntary termination without cause in the 12 months following a Change in Control ("NEO Double Trigger Termination"). The NEOs listed below would not receive any payment or vesting of equity awards in the event of a Change in Control only (i.e., without termination). Messrs. Dawkins and Safian were eligible for retirement benefits under applicable equity awards at December 31, 2024. See Outstanding Equity Awards At Fiscal Year End Table above for a list of unvested equity awards held by each NEO at the end of 2024.

Named Executive Officer	Involuntary termination (severance benefits) ($) (1)	Death or disability (value of unvested equity awards) ($) (2)	Retirement (value of unvested equity awards) ($) (3)	Value of unvested equity awards NEO Double Trigger Termination ($) (4)	Total NEO Double Trigger Termination ($) (1) (4)
Craig W. Safian	710,431	16,274,386	16,274,386	15,587,892	16,298,323
Scott Hensel	579,304	9,872,514	—	9,453,448	10,032,752
Robin Kranich	590,231	9,874,537	—	9,454,986	10,045,217
Alwyn Dawkins	590,231	9,874,537	9,874,537	9,454,986	10,045,217

(1) Represents 12 months' base salary in effect on the Termination Date, plus the amount of health insurance premiums for the executive, his or her spouse and immediate family for 12 months (at premiums in effect on the Termination Date) payable in accordance with normal payroll practices.

(2) Represents (x) the fair market value using the Year End Price ($484.47) of 100% of unvested PSUs, plus (y) the spread between the Year End Price and the exercise price of all in-the money unvested SARs, multiplied by the



number of such SARs, plus (z) the fair market value using the Year End Price of all unvested RSUs. 2024 PSUs are based upon the performance factor determined by the Compensation Committee in early 2025.

(3) Mr. Hensel and Ms. Kranich were not eligible for retirement benefits on the Termination Date and would have forfeited all unvested equity had they retired on the Termination Date. Messrs. Dawkins and Safian were retirement eligible under applicable equity awards on the Termination Date. Pursuant to the terms of the award agreements, Messrs. Dawkins and Safian would have been entitled to full continued vesting for their 2021, 2022, 2023 and 2024 equity awards. Figures in the table represent (y) the fair market value using the Year End Price of all unvested PSUs that would have been eligible to vest, plus (z) the spread between the Year End Price and the exercise price for all their unvested SARs that would have been eligible to vest, multiplied by the number of such SARs. 2024 PSUs are adjusted based upon the performance factor determined by the Compensation Committee in early 2025.

(4) Represents (x) the fair market value using the Year End Price of all unvested PSUs and RSUs on the Termination Date (at target in the case of unadjusted 2024 PSUs), plus (y) the spread between the Year End Price and the exercise price of all in-the-money unvested SARs on the Termination Date, multiplied by the number of such SARs.

Pay Ratio

The 2024 annual total compensation of the median compensated of all our employees who were employed as of December 31, 2024, other than our Chairman and CEO, Mr. Hall, was $123,618; Mr. Hall's 2024 annual total compensation was $18,352,293 and the ratio of these amounts was 1-to-148.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records, and the methodology described herein. For these purposes, we identified the median compensated employee using the base salary determined as of December 31, 2024, and target cash incentives for the 2024 performance year, which amounts were annualized for any permanent (that is, non-temporary) employee who did not work for the entire year. We considered all of our worldwide associates employed with us as of December 31, 2024, when examining the pay ratio, including in determining the median compensated employee. Based on our consistently applied compensation measure, we identified a group of 10 associates within 0.2% of the median amount and calculated annual total compensation in accordance with the Summary Compensation Table requirements for these associates to identify our median compensated employee.

Pay Versus Performance

The following table and disclosures have been prepared in accordance with the Pay Versus Performance SEC disclosure rules, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act. The table discloses information on "compensation actually paid" (CAP) to our principal executive officer (PEO) and to our other NEOs (non-PEO NEOs) for 2020 to 2024, alongside total shareholder return (TSR), net income, and the Company's selected metric of CV. CV is the most important metric in linking compensation actually paid to our NEOs to Company performance, representing 70% of long-term incentive awards granted to our NEOs for 2024.



Year	Summary Compensation Table Total for PEO ($) (1)	Compensation Actually Paid to PEO ($) (3)	Average Summary Compensation Table Total for Non-PEO NEOs ($) (2)	Average Compensation Actually Paid to Non-PEO NEOs ($) (3)	Value of Initial Fixed $100 Investment Based On: (4)		Net Income (millions) ($)	Company-Selected Measure (millions) ($) (6)
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($) (5)		
2024	18,352,293	25,993,075	4,781,809	6,343,860	314	159	1,254	5,262
2023	16,299,489	40,034,283	4,232,352	9,055,703	293	141	882	4,839
2022	15,452,138	16,037,507	3,993,018	3,930,345	218	105	808	4,660
2021	14,096,168	80,424,211	3,719,960	17,061,159	217	129	794	4,247
2020	12,595,105	14,851,875	3,207,410	3,623,304	104	123	267	3,605

(1) Mr. Hall was our PEO for each of the years presented.

(2) During 2024 and 2023, our non-PEO NEOs consisted of Messrs. Safian, Dawkins and Hensel and Ms. Kranich. During 2022, our non-PEO NEOs consisted of Messrs. Safian, Dawkins, Hensel and Jules P. Kaufman (our former General Counsel) and Ms. Kranich. During 2021 and 2020, our non-PEO NEOs consisted of Messrs. Safian, Dawkins and Kaufman and Ms. Kranich.

(3) "Compensation actually paid" is calculated in accordance with Item 402(v) of Regulation S-K. The Company does not have any pensions, so no adjustments have been recorded related to pension service. The tables below set forth each adjustment made during each year presented in the table to calculate the "compensation actually paid" to our NEOs during each year in the table:

Reconciliation of Summary Compensation Table Total Compensation to "Compensation Actually Paid"	for PEO (i) 2024	for Non-PEO NEOs (Average) (i) 2024
Summary Compensation Table Total Compensation	18,352,293	4,781,809
Adjustments:		
Deduction for amounts reported under the "Stock Awards" column in the Summary Compensation Table for the covered fiscal year	(10,691,947)	(2,201,525)
Deduction for amounts reported under the "Option Awards" column in the Summary Compensation Table for the covered fiscal year	(4,582,339)	(943,467)
Fair value of awards granted during year that remain unvested and outstanding as of covered year end	18,196,628	3,746,572
Fair value as of vest date of awards granted during year that vested during covered year	—	—
Change in fair value from prior year-end to covered year-end of awards granted prior to covered year that were outstanding and unvested as of year-end	3,174,860	646,716
Change in fair value from prior year-end to vesting date of awards granted prior to covered year that vested during covered year	1,543,579	313,755
Deduction of fair value as of prior year-end of awards granted prior to covered year that were forfeited during covered year	—	—
Increase based upon incremental fair value of awards modified during year	—	—
Increase based on dividends or other earnings paid during covered year, prior to vesting date of award	—	—
Compensation Actually Paid	25,993,075	6,343,860

(i) The fair value or incremental fair value of all incentive equity awards is determined in accordance with ASC 718, using materially the same methodologies used in determining the grant date fair value of our equity awards reflected in the *Summary Compensation Table*; provided, in order to properly value the SAR awards using the Black-Scholes model we use for such grant date fair value, we made appropriate adjustments to the grant date assumptions to reflect changes in the historical and implied stock price volatility, expected life (including remaining vesting periods, remaining expiration periods and SAR gain levels), dividend yield and risk-free interest rates as of each measurement date. The value of outstanding performance-based awards in the covered fiscal year is based upon the probable outcome of the performance conditions as of the last day of the fiscal year.



(4) Assumes $100 was invested in our Common Stock (with the reinvestment of all dividends) from December 31, 2019 to December 31, 2024.

(5) The peer group used by the Company consists of the companies used in the Company's performance graph as required by Item 201(e) of Regulation S-K and reported in Part II, Item 5 of its annual report for the fiscal year ended December 31, 2024, namely, the S&P 500 IT Services Index.

(6) Contract Value ("CV") represents the dollar value attributable to all of our subscription-related contracts. It is calculated as the annualized value of contracts in effect at a specific point in time, without regard to the duration of the contract. CV primarily includes research deliverables for which revenue is recognized on a ratable basis and other deliverables (primarily conferences tickets) included with subscription-based research products for which revenue is recognized when the deliverable is utilized.

Relationship Between "Compensation Actually Paid" and Performance

The following graphs provide a comparison of the Company's five-year cumulative TSR with that of the peer group index, as well as comparisons of "compensation actually paid" as disclosed in the Pay Versus Performance Table with each of Company TSR, net income and CV (the Company-Selected Measure).









* Each year's CV has been calculated using the foreign currency rates for such year.



Tabular List of Most Important Financial Performance Measures

The following provides a list of the financial performance measures that we believe are the most important financial performance measures used to link NEO compensation to company performance for the most recent fiscal year. For more information, see *Compensation Discussion and Analysis*.

Most Important Financial Performance Measures
Contract Value (CV)
Revenue
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

Equity Compensation Plan Information

The following table provides information as of December 31, 2024 regarding the number of shares of our Common Stock that may be issued upon exercise of outstanding options, stock appreciation rights and other rights (including restricted stock units, performance stock units and common stock equivalents) awarded under our equity compensation plans (and, where applicable, related weighted average exercise price information), as well as shares available for future issuance under our equity compensation plans. All equity plans with outstanding awards or available shares have been approved by our stockholders.

Plan Category	Column A Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights (1)	Column B Weighted Average Exercise Price of Outstanding Options and Rights ($) (1)	Column C Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (excluding shares in Column A) (2)
2003 Long – Term Incentive Plan	101,025	—	—
Gartner, Inc. Long – Term Incentive Plan	1,118,690	293.38	5,553,389
2011 Employee Stock Purchase Plan	—	—	3,117,812
Total (3)	1,219,715	293.38	8,671,201

(1) Includes 165,358 SARs, 947,312 PSUs (based on actual performance) and RSUs, and 107,045 CSEs. Because there is no exercise price associated with PSUs, RSUs or CSEs, these stock awards are not included in the weighted-average exercise price calculation presented in Column B. For SARs, includes the number of shares of Common Stock that would be issuable based on the difference between the closing price of our Common Stock on December 31, 2024 ($484.47) and the exercise price of in-the-money SARs as of that date.

(2) With respect to SARs, includes the number of shares of Common Stock that would be withheld for the exercise price of in-the-money SARs based on the closing price of our Common Stock on December 31, 2024 ($484.47).

(3) In addition, the Company has outstanding equity compensation awards that the Company assumed in the acquisition of CEB, Inc. ("CEB"). These awards were granted by CEB under its 2012 Stock Incentive Plan (the "CEB Plan") in the period between 2012 to the closing of the acquisition by the Company and were converted into an adjusted number of Company shares. As of December 31, 2024, there were a total of 4,601 Company shares subject to assumed CEB restricted stock units. No additional restricted stock units, options or other awards have been granted under the CEB Plan since the closing of the acquisition and no new awards will be granted in the future under that plan.



PROPOSAL TWO:

APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Act) and the related rules of the SEC, we are including in this Proxy Statement a separate resolution subject to stockholder vote to approve the compensation of our NEOs ("say-on-pay"). At the 2023 annual meeting, the Board recommended and stockholders approved holding this advisory vote on an annual basis. Accordingly, you are being asked to vote on the following resolution at the 2025 Annual Meeting:

> **Resolved, that the compensation of Gartner's Named Executive Officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved on an advisory basis.**

The stockholder vote on this resolution is advisory only. However, the Compensation Committee and the Board will consider the voting results when making future executive compensation decisions.

In considering your vote, stockholders may wish to review with care the information on Gartner's compensation policies and decisions regarding the NEOs presented in the CD&A on pages 22-32, including, in particular, the information concerning Company performance included in the Executive Summary on pages 22-24 and highlights of our Compensation Practices on page 23.

In particular, stockholders should note that the Compensation Committee bases its executive compensation decisions on the following:

➢ the need to attract, motivate and retain highly talented, creative and entrepreneurial individuals in a highly competitive industry and marketplace;

➢ the need to motivate our executives to maximize the performance of our Company through pay-for-performance compensation components which have led executives to deliver outstanding performance for the past several years;

➢ comparability to the practices of peers in our industry and other comparable companies generally based upon available benchmarking data; and

➢ the alignment of our executive compensation programs with stockholder value through heavily weighted performance-based compensation elements.

As noted in the Executive Summary commencing on page 22, 2024 was a year of strong performance for Gartner despite multiple global disruptions. We believe this strong performance is largely a result of the agility, focus and skill of our executive leadership team. The Board believes that Gartner's executive compensation program has a proven record of effectively driving superior levels of financial performance, stockholder value, alignment of pay with performance, high ethical standards and attraction and retention of highly talented executives.

The Board of Directors has adopted a policy providing for annual say-on-pay advisory votes. Unless the Board of Directors modifies its policy on the frequency of holding say-on-pay advisory votes, the next say-on-pay advisory vote following the 2025 Annual Meeting will occur in 2026.

VOTE RECOMMENDATION OF OUR BOARD: **FOR**	**Our Board unanimously recommends that you vote FOR the foregoing resolution to approve, on an advisory basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement.**

PROPOSAL THREE:

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed KPMG LLP ("KPMG") to serve as the Company's independent registered public accounting firm for the 2025 fiscal year. Additional information concerning the Audit Committee and its activities with KPMG can be found in the Audit Committee Report and the Principal Accountant Fees and Services below.

The Audit Committee is directly responsible for the appointment, compensation and oversight of the Company's independent registered public accounting firm. Ratification by the stockholders of the appointment of KPMG is not required by law, the Company's Bylaws or otherwise. However, the Board of Directors is submitting the appointment of KPMG for stockholder ratification to ascertain stockholders' views on the matter. Representatives of KPMG will attend the Annual Meeting to respond to appropriate questions and to make a statement if they desire to do so.

Principal Accountant Fees and Services

The following table presents fees for professional services rendered by KPMG for the integrated audit of the Company's consolidated financial statements and internal control over financial reporting during the years ended December 31, 2024 and 2023, and fees for other services rendered by KPMG during those periods:

Types of Fees	2023 ($)	2024 ($)
Audit Fees	6,428,026	7,287,900
Audit-Related Fees	291,930	95,294
Tax Fees	269,730	370,432
All Other Fees	—	7,906
Total Fees	6,989,686	7,761,532

Audit Fees

Audit fees relate to professional services rendered by KPMG for the audit of the Company's annual consolidated financial statements contained in its Annual Report on Form 10-K, audit of internal controls over financial reporting, and the review of the Company's quarterly financial statements contained in its Quarterly Reports on Form 10-Q, as well as work performed in connection with statutory and regulatory filings. The amounts noted above include reimbursement for direct out-of-pocket travel and other sundry expenses.

Audit-Related Fees

Audit-related fees relate to professional services for assurance and audit-related services performed for the Company or its subsidiaries but not directly related to the audits. Audit-Related fees include attestation or agreed upon procedures related to certain statutory requirements or local reporting requirements. In 2023 and 2024, these fees also included a pre-implementation assessment over the Company's enterprise resource planning software implementation.

Tax Fees

Tax fees relate to professional services rendered by KPMG for permissible tax compliance in international and domestic locations, tax advice, tax planning, and transfer pricing. These fees can vary significantly from year to year.

All Other Fees

This category of fees covers all fees for any permissible service not included in the above categories.



Pre-Approval Policies

The Audit Committee's policy is to pre-approve all audit engagement fees and terms as well as all non-audit engagements performed by KPMG. These services may include domestic and international audit services, audit-related services, tax services and other services. At the beginning of each fiscal year, the Audit Committee pre-approves aggregate fee limits for specific types of permissible services (*e.g.,* domestic and international tax compliance and tax planning services; transfer pricing services, audit-related services and other permissible services) to allow management to engage KPMG expeditiously as needed when projects arise. At each regular quarterly meeting, KPMG and management report to the Audit Committee regarding the services for which the Company has engaged KPMG in the immediately preceding fiscal quarter in accordance with the pre-approved limits, and the related fees for such services as well as year-to-date cumulative fees for KPMG services. Pre-approved limits may be adjusted as necessary during the year, and the Audit Committee may also pre-approve particular services on a case-by-case basis. All services provided by KPMG in 2024 were pre-approved by the Audit Committee.

AUDIT COMMITTEE REPORT

Pursuant to its responsibilities as set forth in the Audit Committee Charter, the Audit Committee has reviewed and discussed with management and with KPMG Gartner's audited consolidated financial statements for the year ended December 31, 2024. The Audit Committee has discussed with KPMG the matters required to be discussed under applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the Securities and Exchange Commission. The Audit Committee has received the written disclosures and letter from KPMG required by applicable requirements of the PCAOB regarding KPMG's communications with the Audit Committee concerning independence and has discussed with KPMG that firm's independence.

Based on the review and discussions noted above, as well as discussions regarding Gartner's internal control over financial reporting and discussions with Gartner's internal audit function, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the year ended December 31, 2024 be included in Gartner's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for filing with the Securities and Exchange Commission.

Audit Committee of the Board of Directors

Richard J. Bressler
Peter E. Bisson
José M. Gutiérrez

VOTE RECOMMENDATION OF OUR BOARD: **FOR**	Our Board unanimously recommends that you vote FOR ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the 2025 fiscal year.



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Based on our review of information on file with the SEC and our stock records, the following table provides certain information about beneficial ownership of shares of our Common Stock as of April 4, 2025 (including shares that will release or are or will become exercisable within 60 days following April 4, 2025) held by: (i) each person (or group of affiliated persons) which is known by us to own beneficially more than five percent (5%) of our Common Stock; (ii) each of our directors; (iii) each NEO; and (iv) all directors, NEOs and other current executive officers as a group. Percentage computations are based on 77,059,204 shares of Common Stock outstanding on April 4, 2025. Unless otherwise indicated, the address for those listed below is c/o Gartner, Inc., 56 Top Gallant Road, Stamford, CT 06902. The amounts shown do not include CSEs or RSUs that release upon termination of service as a director, or deferred CSEs or RSUs that will not release within 60 days. Since all stock appreciation rights (SARs) are stock-settled (i.e., shares are withheld for the payment of exercise price and taxes), the number of shares ultimately issued upon settlement will be less than the number of SARs exercised. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table directly own, and have sole voting and investment power with respect to, all shares of Common Stock shown as beneficially owned by them. To the Company's knowledge, none of these shares has been pledged.

Beneficial Owner	Number of Shares Beneficially Owned	Percent Owned
Peter E. Bisson	—	—
Richard J. Bressler	11,871	*
Raul E. Cesan (1)	106,762	*
Karen E. Dykstra	18,325	*
Diana S. Ferguson	2,167	*
Anne Sutherland Fuchs (2)	12,803	*
William O. Grabe	275	*
José M. Gutiérrez	1,076	*
Stephen G. Pagliuca	67,613	*
Eileen M. Serra (3)	2,327	*
Eugene A. Hall (4)	1,238,647	1.6
Craig W. Safian (5)	122,672	*
Scott Hensel (6)	58,590	*
Robin Kranich (7)	41,848	*
Alwyn Dawkins (8)	88,803	*
All current directors, executive officers as a group (23 persons) (9)	1,775,355	2.3
The Vanguard Group, Inc. (10) 100 Vanguard Blvd., Malvern, PA 19355	8,913,578	11.6
BlackRock, Inc. (11) 50 Hudson yards, New York, NY 10001	6,110,636	7.9
Baron Capital Group, Inc. (12) 767 Fifth Avenue, New York, NY 10153	4,022,384	5.2

*   Less than 1%

(1)   Includes 30,000 shares held by a family foundation, 14,400 shares held by Family Trust #1 and 24,900 held by Family Trust #2, each as to which Mr. Cesan may be deemed a beneficial owner.

(2)   Includes 4,644 shares held by a grantor retained annuity trusts (GRATs). These shares are held in trust for the benefit of Ms. Fuchs and her children. Ms. Fuchs is the trustee of the GRATs.

(3)   Includes 700 shares held by a family trust as to which Ms. Serra may be deemed a beneficial owner.

(4)   Includes 68,404 vested and exercisable stock appreciation rights ("SARs").



(5)   Includes 44,782 vested and exercisable SARs.

(6)   Includes 35,985 vested and exercisable SARs.

(7)   Includes 20,645 vested and exercisable SARs.

(8)   Includes 36,129 vested and exercisable SARs. Mr. Dawkins is a Named Executive Officer and is included in this table although his employment with the Company terminated on March 31, 2025.

(9)   Includes 1,130 PSU shares that will release within 60 days, and 216,510 SARs that are, or will become within 60 days, vested and exercisable.

(10)   Beneficial ownership information is based on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 13, 2024. As of December 29, 2023, the Vanguard Group has shared voting power over 103,206 shares, sole dispositive power over 8,580,187 shares and shared dispositive power over 333,391 shares.

(11)   Beneficial ownership information is based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 26, 2024. As of December 31, 2023, BlackRock, Inc. has sole voting power over 5,514,554 shares and sole dispositive power over 6,110,636 shares.

(12)   Beneficial ownership information is based on a Schedule 13G/A filed by Baron Capital Group, Inc., BAMCO, Inc., a subsidiary of Baron Capital Group, Inc., Baron Capital Management, Inc., a subsidiary of Baron Capital Group, Inc., and Ronald Baron, who owns a controlling interest in Baron Capital Group, Inc., with the SEC on November 14, 2024. As of September 30, 2024, BAMCO, Inc. has shared voting power of 3,716,656 shares and shared dispositive power of 3,801,806 shares. Baron Capital Group, Inc. has shared voting power of 3,937,234 shares and shared dispositive power of 4,022,384 shares. Baron Capital Management, Inc. has shared voting power and shared dispositive power of 220,578 shares. Mr. Baron has shared voting power of 3,937,234 shares and shared dispositive power of 4,022,384 shares.

In addition to the shares shown in the table above, as of April 4, 2025, (1) the following Directors had CSE's that release upon termination of service as a director: Mr. Bisson, 3,406; Mr. Bressler, 20,879; Mr. Cesan, 1,063; Ms. Dykstra, 193; Ms. Ferguson, 81; Ms. Fuchs, 29,577; Mr. Grabe, 47,197; Mr. Gutiérrez, 226; Mr. Pagliuca, 1,668; and Ms. Serra, 2,687, and (2) the following Directors had RSU's that release upon termination of service as a director: Mr. Bisson, 9,431; Mr. Bressler, 12,706; Ms. Ferguson, 893; and Mr. Grabe, 4,340. See "Compensation of Directors" on page 7 for a description of CSEs issued to directors.



TRANSACTIONS WITH RELATED PERSONS

Gartner delivers actionable, objective insight to executives and their teams for close to 14,000 enterprises in approximately 90 countries and territories — across all major functions, in every industry and enterprise size. Because of our worldwide reach, it is not unusual for Gartner to engage in ordinary course of business transactions involving the sale of research or consulting services with entities in which one of our directors, executive officers or a greater than 5% owner of our stock, or immediate family member of any of them, may also be a director, executive officer, partner or investor, or have some other direct or indirect interest. We will refer to these transactions generally as related party transactions.

The Audit Committee is charged with monitoring and reviewing issues involving potential conflicts of interest and reviewing and approving related person transactions. The Audit Committee has adopted a written Related Person Transaction Policies and Procedures (the "RPT Policy"), which require the Audit Committee to review and approve transactions in which (i) the aggregate amount involved is or is expected to exceed $120,000, (ii) the Company or any of its subsidiaries is a participant, and (iii) any related person has a direct or indirect interest. Under the RPT Policy, related persons include (i) any person who is or was during the last fiscal year a director, executive officer, or any nominee for director, (ii) any person owning 5% or more of the Company's Common Stock, and (iii) any immediate family members of such persons. Under the RPT Policy, the Audit Committee has pre-approved several categories of transactions with related persons. For transactions that are not pre-approved under the Policy, in reviewing and determining whether to approve related person transactions, the Audit Committee takes into account whether the transaction is available to an unaffiliated third party under the same or similar circumstances, the extent of the related person's interest in the transaction, and other factors as the Audit Committee deems appropriate. The Audit Committee will not approve any related person transaction if it determines it to be inconsistent with the interests of the Company and its stockholders.

In addition, the Company maintains a written conflict of interest policy, which is posted on our intranet. The conflict of interest policy prohibits all Gartner employees, including our executive officers, from engaging in any personal, business or professional activity which conflicts with or appears to conflict with their employment responsibilities and from maintaining financial interests in entities that could create an appearance of impropriety in their dealings with the Company. Additionally, the policy prohibits all Gartner employees from entering into agreements on behalf of Gartner with any outside entity if the employee knows that the entity is a related party to a Gartner employee; i.e., that the contract would confer a financial benefit, either directly or indirectly, on a Gartner employee or his or her relatives. All potential conflicts of interest involving Gartner employees must be reported to, and pre-approved by the Chief Legal Officer or their designee.

Since January 1, 2024, there were no related party transactions in which any director, executive officer or a greater than 5% owner of our stock, or immediate family member of any of them, had or will have a direct or indirect material interest.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes of ownership with the SEC and to furnish us with copies of the reports they file. To assist with this reporting obligation, the Company prepares and files ownership reports on behalf of its executive officers and directors pursuant to powers of attorney issued by the executive officer or director to the Company. Based solely on our review of the filed reports made since January 1, 2024, or written representations from certain reporting persons, we believe that all such reporting persons filed the required reports on a timely basis under Section 16(a), except that (1) a Form 4 was filed late, due to an administrative error, on behalf of Mr. Dawkins to report one transaction, and (2) a Form 4 was filed late, due to an administrative error, on behalf of Ms. Genovese to report one transaction.



PROXY AND VOTING INFORMATION

Information Concerning Proxy Materials and the Voting of Proxies

How can I participate in the 2025 Annual Stockholders' Meeting?
To be admitted to the Annual Meeting, please visit *www.virtualshareholdermeeting.com/IT2025*. Online check-in will be available approximately 15 minutes before the meeting starts. Stockholders of record as of the close of business on April 4, 2025, the Record Date, are entitled to participate in and vote at the Annual Meeting. To participate in the Annual Meeting, including to vote, and ask questions during the Annual Meeting, stockholders of record should go to the meeting website at *www.virtualshareholdermeeting.com/IT2025*, enter the 16-digit control number found on your proxy card or Notice of Internet Availability of Proxy Materials (the "Notice"), and follow the instructions on the website. If your shares are held in street name and your voting instruction form or Notice indicates that you may vote those shares through the *http://www.proxyvote.com* website, then you may access, participate in, and vote at the annual meeting with the 16-digit access code indicated on that voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be provided on the log-in page.

Stockholders may submit questions during the Annual Meeting. Questions may be submitted during the Annual Meeting at *www.virtualshareholdermeeting.com/IT2025*. The company will try to answer as many questions as possible during the time scheduled. Additional information regarding the question and answer process, including the types and number of questions permitted, and the time allotted for the question and answer session, will be available in the Annual Meeting rules of conduct and procedures, which will be posted at the virtual Annual Meeting website during the Annual Meeting.

Why is it Important to Vote?
Voting your shares is important to ensure that you have a say in the governance of the Company. Additionally, repeated failure to vote may subject your shares to risk of escheatment. Please review the proxy materials and follow the relevant instructions to vote your shares. We hope you will exercise your rights and fully participate as a stockholder in the future of Gartner.

Why Did You Receive a Notice Regarding Availability of Proxy Materials?
The Securities and Exchange Commission ("SEC") rules allow companies to furnish proxy materials to their stockholders via the Internet. This "e-proxy" process expedites stockholders' receipt of proxy materials, while significantly lowering the costs and reducing the environmental impact of our annual meeting. Accordingly, on April 15, 2025, we mailed to our stockholders (other than those who previously have requested printed proxy materials) a Notice. If you received a Notice, you will not receive a printed copy of the proxy materials unless you request one. The Notice provides instructions on how to access our proxy materials for the Annual Meeting on a website, how to request a printed copy of the proxy materials and how to vote your shares. We will mail printed copies of our proxy materials to those stockholders who have already elected to receive printed proxy materials.

If Your Shares Are Held in "Street Name," How Are Your Shares Voted?
If you are the beneficial owner of shares (meaning that your shares are held in the name of a bank, brokerage or other nominee; i.e., "street name" accounts), you may receive a Notice from that firm containing instructions you must follow in order for your shares to be voted. Additionally, brokers are not permitted to vote on certain items, and may elect not to vote on any of the items, unless you provide voting instructions. A broker "non-vote" occurs when a nominee (such as a bank, broker or other nominee) holding shares for a beneficial owner does not vote on a particular item because the nominee does not have discretionary voting power for that particular matter and has not received instructions from the beneficial owner. Broker non-votes will not be tabulated in determining whether any of the items presented at the Annual Meeting has obtained the requisite vote to be approved. We urge you to promptly provide voting instructions to your broker to ensure that your shares are voted on all of the proposals, even if you plan to attend the annual meeting.

If You Are the Holder of Record of Your Shares, How Are Your Shares Voted?
If you are the holder of record of your shares, you will either receive a Notice or printed proxy materials if you have already elected to receive printed materials. The Notice will contain instructions you must follow to vote your shares. If you



received proxy materials in paper form, the materials include a proxy card instructing the holder of record how to vote the shares.

How Can You Get Electronic Access to Proxy Materials?

The Notice provides instructions regarding how to view our proxy materials for the Annual Meeting online. Additionally, proxy materials are available on *www.proxyvote.com*, 24 hours a day, seven days a week. You will need the control number(s) located on your Notice to access the proxy materials online.

How Can You Request Paper or Email Copies of Proxy Materials?

If you received a Notice by mail, you will not receive a printed copy of the proxy materials. If you want to receive paper or email copies of the proxy materials, you must request them. There is no charge for requesting a copy. To facilitate timely delivery, please follow the instructions included in the Notice.

How Can You Sign Up to Receive Future Proxy Materials Electronically?

You have the option to receive all future proxy statements, proxy cards and annual reports electronically via email or the Internet. If you elect this option, the Company will only mail printed materials to you in the future if you request that we do so. To sign up for electronic delivery, please follow the instructions below under *How Can You Vote* to vote using the Internet and vote your shares. After submitting your vote, follow the prompts to sign up for electronic delivery.

What is "Householding"?

We have adopted "householding" procedures that allow us to deliver proxy materials more cost-effectively. If you are a beneficial owner of shares and you and other residents at your mailing address share the same last name and also own shares of common stock in an account at the same bank, brokerage, or other nominee, your nominee delivered a single Notice or set of proxy materials to your address. This method of delivery is known as householding. Householding reduces the number of mailings you receive, saves on printing and postage costs and helps the environment. Stockholders participating in householding continue to receive separate proxy cards and control numbers for voting electronically.

We will deliver promptly a separate copy of the Notice or proxy materials to a stockholder at a shared address to which a single copy was delivered. A stockholder who received a single Notice or set of proxy materials to a shared address may request a separate copy of the Notice or proxy materials be sent to him or her by contacting in writing to Broadridge Financial Solutions, Inc. ("Broadridge"), Householding Department at 51 Mercedes Way, Edgewood, New York, 11717, or calling 1-866-540-7095. If you would like to opt out of householding for future deliveries of proxy materials, please contact your broker, bank or other nominee.

Beneficial owners of shares who share an address and receive multiple copies of the proxy materials but want to receive only a single copy of these materials in the future should contact their bank, brokerage or other nominee and make this request.

Who Can Vote at the Annual Meeting?

Only stockholders of record at the close of business on April 4, 2025 (the "Record Date") may vote at the Annual Meeting. As of the Record Date, there were 77,059,204 shares of Common Stock outstanding and eligible to be voted. This amount does not include treasury shares which are not voted.



How Can You Vote?
You may vote using one of the following methods:

	Internet	You may vote on the Internet up until 11:59 PM Eastern Time on May 28, 2025 by going to the website for Internet voting on the Notice or your proxy card (*www.proxyvote.com*) and following the instructions on your screen. Have your Notice or proxy card available when you access the web page. If you vote by the Internet, you should not return your proxy card.
	Telephone	You may vote by telephone by calling the toll-free telephone number on your proxy card (1-800-690-6903), 24 hours a day and up until 11:59 PM Eastern Time on May 28, 2025, and following pre-recorded instructions. Have your proxy card available when you call. If you vote by telephone, you should not return your proxy card.
	Mail	If you received your proxy materials by mail, you may vote by mail by marking the enclosed proxy card, dating and signing it, and returning it in the postage-paid envelope provided or to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, N.Y. 11717.
	At the meeting	You may vote at the Annual Meeting by visiting *www.virtualshareholdermeeting.com/IT2025* and using your control number.

All shares that have been voted properly by an unrevoked proxy will be voted at the Annual Meeting in accordance with your instructions. If you sign and submit your proxy card, but do not give voting instructions, the shares represented by that proxy will be voted for each proposal as our Board recommends.

How to Revoke Your Proxy or Change Your Vote
A later vote by any means will cancel an earlier vote. You can revoke your proxy or change your vote before your proxy is voted at the Annual Meeting by giving written notice of revocation to: Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, Connecticut 06904-2212; or submitting another timely proxy by the Internet, telephone or mail; or voting at the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you may revoke your proxy or change your vote by contacting your bank, broker or other holder of record or by voting at the Annual Meeting. Attendance at the Annual Meeting will not, by itself, revoke your prior proxy.

How Many Votes You Have
Each stockholder has one vote for each share of our Common Stock owned on the Record Date for all matters being voted on.

Quorum
A quorum is constituted by the presence, in person or by proxy, of holders of our Common Stock representing a majority of the number of shares of Common Stock entitled to vote. Abstentions and broker non-votes (described above) will be considered present to determine a quorum.



Votes Required

	Proposal	Vote Required
1	Election of each of the eleven nominees to our Board of Directors	Majority of votes cast
2	Approval, on an advisory basis, of the compensation of our named executive officers	Majority of shares present and entitled to vote
3	Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2025 fiscal year	Majority of shares present and entitled to vote

Proposal One: Each nominee must receive more "FOR" votes than "AGAINST" votes to be elected. Abstentions and broker non-votes will have no effect on the outcome of the election. Any nominee who fails to achieve this threshold is expected to tender his or her resignation from the Board pursuant to the Company's majority vote standard.

Proposals Two and Three: The affirmative "FOR" vote of a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote is required to approve Proposal Two—the advisory (non-binding) approval of the Company's executive compensation; and Proposal Three—the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025. For Proposals Two and Three, abstentions have the same effect as "AGAINST" votes. Broker non-votes, if any, will have no effect on the outcome of these matters.

If any other matters are brought properly before the Annual Meeting, the persons named as proxies in the accompanying proxy card will have the discretion to vote on those matters for you. If for any reason any of the nominees is not available as a candidate for director at the Annual Meeting, the persons named as proxies will vote your proxy for such other candidate or candidates as may be nominated by the Board of Directors. As of the date of this Proxy Statement, we were unaware of any other matter to be raised at the Annual Meeting.

What Are the Recommendations of the Board?
The Board of Directors recommends that you vote:

	Proposals		Board Recommendation
1	Election of each of the eleven (11) nominees to our Board of Directors	☑	FOR EACH NOMINEE
2	Approval, on an advisory basis, of the compensation of our named executive officers	☑	FOR
3	Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2025 fiscal year	☑	FOR

Who Is Distributing Proxy Materials and Bearing the Cost of the Solicitation?
This solicitation of proxies is being made by the Board of Directors and we will bear the entire cost of this solicitation, including costs associated with mailing the Notice and related Internet access to proxy materials, the preparation, assembly, printing, and mailing of this Proxy Statement, the proxy card, and any additional solicitation material that we may provide to stockholders. Gartner will request brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others to solicit proxies from these persons and will pay the costs associated with such activities. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic mail and other means by our directors, officers and employees. No additional compensation will be paid to these individuals for any such services. We have also retained Georgeson LLC to assist with the solicitation of proxies at an anticipated cost of $8,000, which will be paid by the Company.

Where can I find the voting results of the Annual Meeting?
We will disclose voting results on a Form 8-K that will be filed with the SEC within four business days after the Annual Meeting, which will also be available on our investor relations website at *https://investor.gartner.com*.

Who Can Answer Your Questions?
If you have questions about this Proxy Statement or the Annual Meeting, please contact our Investor Relations Department at investor.relations@gartner.com.



Stockholder Communications

Stockholders and other interested parties may communicate with any of our directors, including our Chairman of the Board or Lead Independent Director, or with non-management directors as a group, by writing to them c/o Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. 10212, Stamford, CT 06904-2212. All communications other than those which on their face are suspicious, inappropriate or illegible will be delivered to the director to whom they are addressed.

Available Information

Our website address is **www.gartner.com**. The investor relations section of our website is located at **https://investor.gartner.com** and contains, under the "Governance Documents" link, which can be found on the "Governance" tab, current electronic printable copies of our:

➣ CEO & CFO Code of Ethics, which applies to our Chief Executive Officer, Chief Financial Officer, controller and other financial managers
➣ Code of Conduct, which applies to all Gartner officers, directors and employees
➣ Principles and Practices of the Board of Directors, the corporate governance principles that have been adopted by our Board
➣ Audit Committee Charter
➣ Compensation Committee Charter
➣ Governance/Nominating Committee Charter

This information is also available in print to any stockholder who makes a written request to Investor Relations, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212.

Process for Submission of Stockholder Proposals for our 2026 Annual Meeting

The Company has adopted advance notice requirements related to stockholder business, including director nominations. These requirements (which include information required under Rule 14a-19) are contained in our Bylaws, which can be found at **https://investor.gartner.com**, under the "Governance Documents" link, which can be found on the "Governance" tab and are summarized below. This summary is qualified by reference to the full Bylaw provision.

Proposals for Inclusion in our Proxy Statement
To be considered for inclusion in the proxy statement and proxy card for the 2026 Annual Meeting, proposals of stockholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 and stockholder director nominations pursuant to the proxy access provisions of the Bylaws must be submitted in writing to the Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212, and must be received no later than 6:00 p.m. Eastern Time, on December 16, 2025 and, in the case of a proxy access nomination, no earlier than 6:00 p.m. Eastern Time on November 16, 2025. The submission of a stockholder proposal or proxy access nomination does not guarantee that it will be included in our proxy statement, and they must comply with Rule 14a-8 and our Bylaws, respectively.

Other Proposals
If you are a stockholder of record and you want to nominate a director or introduce a proposal on other business at the 2026 Annual Meeting without having it included in our proxy materials, you must deliver written notice no earlier than the close of business (6:00 p.m. Eastern Time) on January 29, 2026 and no later than 6:00 p.m. Eastern Time on February 28, 2026; provided, however, that if the date of the 2026 Annual Meeting is more than 30 days before or after the anniversary date of this year's Annual Meeting, then you must deliver your written notice no earlier than the close of business 120 days prior to the 2026 Annual Meeting and no later than the close of business 90 days prior to the 2026 Annual Meeting or the 10th day after the Company publicly announces the date of the 2026 Annual Meeting. The notice of such nomination or proposal must comply with the Bylaws.

If you do not comply with all of the provisions of our advance notice requirements, then your proposal may not be brought before the 2026 Annual Meeting. All stockholder notices should be addressed to the Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212.



Annual Report

A copy of our Annual Report on Form 10-K for the year ended December 31, 2024 (the "2024 10-K") has been filed with the Securities and Exchange Commission and is available at *www.sec.gov*. You may also obtain a copy at *https://investor.gartner.com*. A copy of the 2024 10-K is also contained in our 2024 Annual Report to Stockholders, which accompanies the printed version of this Proxy Statement. **A copy of the 2024 10-K will be mailed, without charge, to any stockholder who makes a written request to Investor Relations, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212.**

By Order of the Board of Directors

Thomas Kim
Executive Vice President, Chief Legal Officer & Corporate Secretary
Stamford, Connecticut
April 15, 2025



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Gartner®

2024 Annual Report

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 1-14443

GARTNER, INC.

(Exact name of registrant as specified in its charter)

Delaware	**04-3099750**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P.O. Box 10212

56 Top Gallant Road

Stamford,

Connecticut	**06902-7700**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 964-0096**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0005 par value per share	IT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer | ☑ | Accelerated filer | ☐ | Non-accelerated filer | ☐ |
| Smaller reporting company | ☐ | Emerging growth company | ☐ | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2024, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $33.6 billion, based on the closing price as reported on the New York Stock Exchange.

As of February 7, 2025, there were 76,818,191 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The definitive Proxy Statement for the Annual Meeting of Stockholders (the "2025 Proxy Statement") is incorporated by reference into Part III to the extent described therein.

GARTNER, INC.
2024 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

GENERAL

Gartner, Inc. (NYSE: IT) delivers actionable, objective insight that drives smarter decisions and stronger performance on an organization's mission-critical priorities.

We are a trusted advisor and an objective resource for close to 14,000 enterprises in approximately 90 countries and territories — across all major functions, in every industry and enterprise size.

Gartner delivers its products and services globally through three business segments – Research, Conferences and Consulting, as described below.

> **Research** equips executives and their teams from every function and across all industries with actionable, objective insight, guidance and tools. Our experienced experts deliver all this value informed by a combination of practitioner-sourced and data-driven research to help our clients address their mission critical priorities.

> **Conferences** provides executives and teams across an organization the opportunity to learn, share and network. From our Gartner Symposium/Xpo series, to industry-leading conferences focused on specific business roles and topics, to peer-driven sessions, our offerings enable attendees to experience the best of Gartner insight and guidance.

> **Consulting** serves senior executives leading technology-driven strategic initiatives leveraging the power of Gartner's actionable, objective insight. Through custom analysis and on-the-ground support we enable optimized technology investments and stronger performance on our clients' mission critical priorities.

The fiscal year of Gartner is the twelve-month period from January 1 through December 31. All references to 2024, 2023 and 2022 herein refer to the fiscal year unless otherwise indicated. When used in this Annual Report on Form 10-K, the terms "Gartner," the "Company," "we," "us" or "our" refer to Gartner, Inc. and its consolidated subsidiaries.

MARKET OVERVIEW

Enterprise leaders face enormous pressure to stay ahead and grow profitably amidst constant change. Whether it is a digital transformation, cybersecurity risk mitigation, supply chain disruptions, large-scale regulatory changes, or other unique challenges, business leaders today are facing significant disruptive changes. We believe that enterprises cannot be operationally effective unless they incorporate the right strategy, management and technology decisions into every part of their business. This requirement affects all executives in every major function, enterprise size, geography, industry and market sector. Executives and their teams turn to Gartner for actionable, objective insight that drives smarter decisions and stronger performance on their mission-critical priorities.

OUR SOLUTION

We believe our combination of expert-led, practitioner-sourced and data-driven research steers clients toward the right decisions and actions on the issues that matter most. Organizations are overrun with data and information. Gartner helps eliminate this information chaos and provides clarity with actionable, objective insight. We employ a diversified business model that utilizes and leverages the breadth and depth of our differentiated intellectual capital. The foundation of our business model is our ability to create and distribute our proprietary research content as broadly as possible via published reports, interactive tools, facilitated peer networking, briefings and direct communications with executives and their teams; our conferences, including the Gartner Symposium/Xpo series; and consulting and advisory services.

PRODUCTS AND SERVICES

Our diversified business model provides multiple entry points and sources of value for our clients that lead to increased client spending on our research and advisory services, conferences and consulting services. A critical part of our long-term strategy is to increase business volume and penetration with our most valuable clients, identifying relationships with the greatest sales potential and expanding those relationships by offering strategically relevant research and insight. We also seek to extend the Gartner brand name to develop new client relationships, augment our sales capacity and expand into new markets around the world. These initiatives have created additional revenue streams through more effective packaging, campaigning and cross-selling of our products and services. In addition, we seek to increase our revenue and operating cash flow through more effective pricing of our products and services.

Our principal products and services are delivered through our three business segments, as described below.

- **RESEARCH.** Gartner delivers independent, objective insight to leaders across an enterprise through subscription services that include on-demand access to published research content, data and benchmarks, and direct access to a network of more than 2,500 research experts located around the globe. Gartner research is the fundamental building block for all Gartner products and services. We combine our proprietary research methodologies with extensive industry and academic relationships to create Gartner products and services that address each role across an enterprise. Within the Research segment, Global Technology Sales ("GTS") sells products and services to users and providers of technology, while Global Business Sales ("GBS") sells products and services to all other functional leaders, such as human resources, supply chain, finance, and marketing.

  Our research agenda is defined by clients' needs, focusing on the critical issues, opportunities and challenges they face every day. We are in steady contact with close to 14,000 distinct client enterprises worldwide. We publish tens of thousands of pages of original research annually, and our research experts had more than 505,000 direct client interactions in 2024. Our size and scale enable us to commit vast resources toward broader and deeper research coverage and to deliver insight to our clients based on what they need and where they are. The ongoing interaction of our research experts with our clients enables us to identify the most pertinent topics to them and develop relevant product and service enhancements to meet the evolving needs of users of our research. Our proprietary research content, presented in the form of reports, briefings, updates and related tools, is delivered directly to the client's computer or mobile device via our website and/or product-specific portals.

  Clients normally sign subscription contracts that provide access to our research content and advisory services for individual users over a defined period. We typically have a minimum contract period of twelve months for our research and advisory subscription contracts and, at December 31, 2024, nearly 75% of our contracts were multi-year.

- **CONFERENCES.** Gartner conferences are designed for information technology ("IT") and business executives as well as other decision makers looking to adapt and evolve their organizations through disruption and uncertainty, navigate risks and prioritize investments. Attendees experience sessions led by Gartner research experts, and the sessions include cutting-edge technology solutions, peer exchange workshops, one-on-one analyst and advisor meetings, consulting diagnostic workshops, keynotes and more. Our conferences also provide attendees with an opportunity to interact with IT and business executives from the world's leading companies. In addition to role-specific summits and workshop-style seminars, Gartner hosts the Gartner Symposium/Xpo series, including its unique, flagship IT Symposium/Xpo®, which is held at several locations worldwide annually. During 2024, Gartner successfully held 51 in-person conferences with more than 86,000 attendees, including nine Symposiums/Xpos. In addition, during 2024 we hosted 200+ peer networking meetings and 400+ exclusive local C-level meetings with more than 200 in-person.

- **CONSULTING.** Through its experienced consultants, Gartner Consulting serves chief information officers and other senior executives who are driving technology-related strategic initiatives to optimize technology investments and drive business impact. Gartner Consulting combines the power of Gartner's market-leading research with custom analysis and on-the-ground support to help clients to turn insight and advice into action and impact.

  Consulting solutions capitalize on Gartner assets that are invaluable to IT decision-making, including: (1) our extensive research, which ensures that our consulting analyses and advice are based on a deep understanding of the IT environment and the business of IT; (2) our market independence, which keeps our consultants focused on our clients' success; and (3) our market-leading benchmarking capabilities, which provide relevant comparisons and best practices to assess and improve performance. Additionally, we provide actionable solutions for a range of IT-related priorities, including IT cost optimization, digital transformation and IT sourcing optimization.

COMPETITION

We believe that the principal factors that differentiate us from our competitors are as follows:

- Superior research content - We believe that we create the broadest, highest-quality and most relevant research coverage across all major functional roles in an enterprise. Our independent operating model and research analysis generates unbiased insight that we believe is timely, thought-provoking and comprehensive, and that is known for its high quality, independence and objectivity.

- Our leading brand name - We have provided critical, trusted insight under the Gartner name for more than 40 years.

- Our global footprint and established customer base - We have a global presence with clients in approximately 90 countries and territories on six continents. A substantial portion of our revenue is derived from sales outside of the United States.

- Insight that creates connections - Our global community of experts, analysts and peers help provide the deep relationships that help clients stay ahead of the curve.

- Experienced management team - Our management team is comprised of research veterans and experienced industry executives with long tenure at Gartner.

- Substantial operating leverage in our business model - We can distribute our intellectual property and expertise across multiple platforms, including research and advisory subscription and membership programs, conferences and consulting engagements, to derive incremental revenue and profitability.

- Vast network of research experts and consultants - As of December 31, 2024, we had more than 2,500 research experts and 960 experienced consultants located around the world. Our research experts are located in more than 30 countries and territories, enabling us to cover vast aspects of business and technology on a global basis.

Notwithstanding these differentiating factors, we face competition from a significant number of independent providers of information products and services. We compete indirectly with consulting firms and other data and information providers, including electronic and print media companies. These indirect competitors could choose to compete directly with us in the future. In addition, we face competition from free sources of information that are available to our clients through the internet. We anticipate encountering more competition with increased adoption of AI services in the markets in which we compete. Limited barriers to entry exist in the markets in which we do business. As a result, new competitors may emerge and existing competitors may start to provide additional or complementary services. While we believe the breadth and depth of our research positions us well versus our competition, increased competition could result in loss of market share, diminished value in our products and services, reduced pricing, and increased sales and marketing expenditures.

INTELLECTUAL PROPERTY

Our success has resulted in part from proprietary methodologies, software, reusable knowledge capital and other intellectual property rights. We rely on a combination of patent, copyright, trademark, trade secret, confidentiality, non-compete and other contractual provisions to protect our intellectual property rights. We have policies related to confidentiality, ownership, quote permission, and the use and protection of Gartner's intellectual property. We also enter into agreements with our employees and third parties as appropriate that protect our intellectual property, and we enforce these agreements if necessary. We recognize the value of our intellectual property in the marketplace and vigorously identify, create and protect it. Additionally, we actively monitor and enforce contract compliance by our end users and we assert our rights in trademark and copyright law worldwide to protect our public content.

HUMAN CAPITAL MANAGEMENT

We believe our people are our most valuable asset, enabling our sustained track record of growth. From attracting top talent through our recruitment process, to cultivating that talent with learning and development opportunities and rewards for strong performers, to supporting overall wellness with meaningful benefits and engagement, we strive to put our people first. At December 31, 2024, we had 21,044 employees globally, 10,141 of which were outside of the U.S., and the overwhelming majority of our employees were full time.

Gartner is committed to providing equal employment opportunities to all applicants and employees without regard to any legally protected status. This commitment is formalized in our global and U.S. equal employment opportunity policies. Our human capital management strategies are developed by executive management and overseen by the Compensation Committee of our Board of Directors.

Culture of Inclusion

We are committed to operating with the highest ethical standards and fostering an environment that encourages open discussions and ensures our associates and clients are treated fairly and with respect. Our vision is to build a high-performing organization with a culture of inclusion, enabling Gartner to guide the leaders who shape the world.

Currently, 36% of our Board of Directors is female, and 27% of our Board of Directors identifies as racially or ethnically diverse. As of December 31, 2024, 21% of our executive management team is female, approximately 48% of our employees worldwide are female and 25% of employees in the U.S. identified as racially or ethnically diverse. Our employees work in 39 different countries and territories.

We work to integrate best-in-class inclusive approaches into all our talent processes and practices and prioritize efforts that support our world-class talent and their unique needs. Gartner's dedication to inclusion is driven by our passionate leaders and associates around the world.

Our eight associate-driven Employee Resource Groups (ERGs) are open to all and help foster an inclusive and supportive workplace. ERGs play an important role in enabling associate success, cultivating a culture of inclusion and creating a sense of belonging for all our associates by supporting development, recognizing life stages, inspiring associates through storytelling and driving engagement through a sense of belonging. In 2024, over 6,500 Gartner associates were members of at least one ERG.

Total Rewards

We seek to invest in meaningful, innovative and inclusive compensation and benefit programs that support physical, financial and emotional well-being of our employees. In addition to salaries, these programs (which vary by country/region) include annual bonuses, stock awards, an employee stock purchase plan, 401(k) matching, healthcare and insurance benefits, and tax savings programs, such as health and dependent care flexible spending accounts, health savings account and pretax commuter benefits. We also offer generous paid time off, paid parental leave, life and disability insurance, business travel accident insurance, charity matching, tuition assistance and on-site amenities, such as fitness centers, among others.

Additionally, we provide a number of free mental and behavioral health resources for employees and their dependents, globally. In 2024, we introduced an enhanced offering with proven on-demand self-care resources, as well as easy access to quality mental health coaches and therapists. We believe our total rewards programs facilitate associate retention and also encourage high performance.

Talent Development, Retention and Training

Gartner aims to foster a culture of lifelong learning, getting feedback and evolving. In addition to helping employees unlock their full potential through mechanisms like continuous feedback and performance appraisals, we have dedicated programs designed to develop effective leaders. We also offer rotational programs and an online learning experience platform for employees called GartnerYou. In 2024, GartnerYou offered approximately 26,000 learning resources, with over 410,000 completions globally. Since our Sales and Research & Advisory teams make up approximately 45% of total employees worldwide, we also have formal, dedicated programs to help train and onboard new hires as well as more experienced managers and leaders within Sales and Research & Advisory. Through these programs, we believe our teams develop role-specific knowledge and skills, increase productivity and improve performance.

We also strive to develop an inclusive and engaging environment that makes Gartner a vibrant, exciting place to work. We believe the greatest catalyst to engagement comes from leadership — particularly their efforts to set direction, allocate resources, and build individual and organizational capability. We embed our associate survey efforts across the enterprise so that the insight we glean can help leaders at various levels understand the opportunities for effecting organizational growth. Survey results are used for a number of enterprise-wide and business-unit-specific initiatives targeting key areas of engagement and retention, such as leadership effectiveness, career development, business process improvement, and more. While associate turnover increased slightly in 2024 as compared with the prior year, average tenure increased slightly from approximately 5.0 years in 2023 to 5.3 years in 2024.

Our Communities and the Environment

Our associates have a long history of individual and team volunteering. Gartner facilitates a charity match program. In 2024, over 20% of associates supported approximately 4,500 causes through charitable donations or volunteering. In total, more than $7.6 million was donated by Gartner and its associates and close to 19,600 hours were volunteered. We continue to embed sustainability in our operations in alignment with our near-term targets, which have been approved by the Science-Based

Targets Initiative. We also provide associates with learning opportunities, including a sustainability training module. Additionally, in 2024, over 1,000 associates were engaged in the Gartner Green Team, a voluntary, associate-driven group that enables associates to connect, learn, and drive change towards net-zero greenhouse gas emissions.

We encourage you to review our Corporate Responsibility Report located on our website at https://www.gartner.com/en/about/corporate-responsibility for more information. Nothing on our website, including our Corporate Responsibility Report or sections thereof, shall be deemed incorporated by reference into this Annual Report, or any other filing we make with the SEC.

GOVERNMENT CONTRACTS

Our U.S. government contracts are subject to the approval of appropriations by the U.S. Congress to fund the agencies contracting for our products and services. Additionally, our contracts at the state and local levels, as well as foreign government contracts, are subject to various governmental authorizations and funding approvals and mechanisms. Certain of these contracts may be terminated at any time by the government entity without cause or penalty.

AVAILABLE INFORMATION

Our internet address is *gartner.com* and the Investor Relations section of our website is at *investor.gartner.com*. We make available free of charge, on or through the Investor Relations section of our website, printable copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). Unless expressly noted, the information on our website or any other website is not incorporated by reference in this Form 10-K and should not be considered part of this Form 10-K or any other filing we make with the SEC.

Also available at *investor.gartner.com*, under the "Governance" link, are printable and current copies of our: (i) CEO and CFO Code of Ethics, which applies to our Chief Executive Officer, Chief Financial Officer, Controller and other financial managers; (ii) Global Code of Conduct, which applies to all Gartner officers, directors and employees, wherever located; (iii) Principles and Practices of the Board of Directors of Gartner, Inc., the corporate governance principles that have been adopted by our Board; and (iv) charters for each of the Board's standing committees: Audit, Compensation and Governance/Nominating. We will disclose any waiver we grant to an executive officer or director under our Code of Ethics, or certain amendments to the Code of Ethics, on our website at *investor.gartner.com*, under the "Governance" link.

ITEM 1A. RISK FACTORS.

We operate in a highly competitive and rapidly changing environment that involves numerous risks and uncertainties, some of which are beyond our control. In addition, we and our clients are affected by global economic conditions and trends. The following sections address significant factors, events and uncertainties that make an investment in our securities risky. We urge you to consider carefully the factors described below and the risks that they present for our operations, as well as the risks addressed in other reports and materials that we file with the SEC and the other information, included or incorporated by reference in this Form 10-K. When the factors, events and contingencies described below or elsewhere in this Form 10-K materialize, there could be a material adverse impact on our business, prospects, results of operations, financial condition, and cash flows, and therefore have a potential negative effect on the trading price of our common stock. Additional risks not currently known to us or that we now deem immaterial may also harm us and negatively affect your investment. In addition to the effects of the global economic and geopolitical climate on our business and operations (including as a result of U.S. tariffs, trade barriers and restrictions) discussed in Item 7 of this Form 10-K and in the risk factors below, additional or unforeseen effects from the global economic and geopolitical climate may give rise to or amplify many of these risks discussed below. Risks in this section are grouped in the following categories: (1) strategic and operational risks; (2) macroeconomic and industry risks; and (3) legal and regulatory risks. Many risks affect more than one category, and the risks are not in order of significance or probability of occurrence because they have been grouped by categories.

Strategic and Operational Risks

We may not be able to maintain the quality of our existing products and services. We operate in a rapidly evolving market, and our success depends on our ability to deliver high quality and timely research and analysis to our clients. Any failure to continue to provide credible and reliable information and insight that is useful to our clients could have a material adverse effect on future business and operating results. Further, if our published data, opinions or viewpoints are considered to be wrong, lack independence, or are not substantiated by appropriate research, our reputation will suffer and demand for our products and services may decline. In addition, we must continue to improve our methods for delivering our products and services in a cost-effective manner via the internet and mobile applications in an inflationary economic environment. Failure to maintain state of the art electronic delivery capabilities could materially adversely affect our future business and operating results.

We may not be able to enhance and develop our existing products and services or introduce the new products and services that are needed to remain competitive. The market for our products and services is characterized by rapidly changing needs for information and analysis. The development of new products is a complex and time-consuming process. Nonetheless, to maintain our competitive position, we must continue to anticipate the needs of our clients, develop, enhance, protect, and improve our existing products, as well as new products and services to address those needs, deliver all products and services in a timely, user-friendly and state of the art manner, and appropriately position and price new products and services relative to the marketplace and our costs of developing them. Any failure to achieve successful client acceptance of new products and services could have a material adverse effect on our business, results of operations and financial position. Additionally, significant delays in new product or service releases or significant problems in creating new products or services could materially adversely affect our business, results of operations and financial position.

Technology is rapidly evolving, and if we do not continue to develop new product and service offerings in response to these changes, our business could suffer. Disruptive technologies, including in areas of artificial intelligence ("AI") and machine learning, are rapidly changing the environment in which we, our clients, and our competitors operate and could affect the nature of how we generate revenue. We anticipate encountering more competition with increased adoption of AI services in the markets in which we compete. We will need to continue to respond to and anticipate these changes by enhancing our product and service offerings to maintain our competitive position. However, we may not be successful in responding to these forces and enhancing our product and service offerings on a timely basis or in a cost-efficient manner, and any enhancements we develop may not adequately address the changing needs of our clients. Our future success will depend upon our ability to develop and introduce in a timely manner new or enhance existing offerings that address the changing needs of this constantly evolving marketplace. Failure to develop products that meet the needs of our clients in a timely manner could have a material adverse effect on our business, results of operations, and financial position.

In addition, some of our content is exposed to Internet search engines, which help generate website traffic. Search engines often update their proprietary algorithms, which affects the placement of links to our websites. Some search engines also provide substantive content in search results, which, if expanded to the areas in which we operate, could reduce the need to enter our websites. When a major search engine changes its algorithms in a manner that negatively affects our placement in search results or makes it less likely for our target audience to enter our websites, our business, results of operations and financial position may be harmed. Similarly, some of our content is exposed to the datasets leveraged by AI chatbots, and these chatbots may provide substantive content, either with or without contribution, in query responses to users which could reduce the need to enter our websites.

Uncertainty in the development, deployment, and use of AI in our platform and products and by our customers and competitors may result in harm to our business and reputation. We use, and may expand our use of, machine learning and AI technologies in some of our products, services, and processes. Developing, testing, and deploying AI systems will require additional investment and increase our costs. Our competitors or other third parties may also incorporate AI into their offerings more effectively and/or quickly than we do, which could impair our ability to compete effectively and adversely affect our business and financial results. If we fail to keep pace with rapidly evolving AI technological developments, our competitive position and business results may be negatively impacted. Moreover, the development, adoption, and use of generative AI technologies are still in their early stages, and ineffective or inadequate AI development or deployment practices by Gartner or third-party developers or vendors could result in unintended consequences. For example, AI algorithms that we use may be flawed or may be based on datasets that are biased or insufficient. Third parties may also be able to use AI to create technology that could reduce demand for our products. Although prohibited, clients or others may load our proprietary information into large language models, which could reduce the value of our offerings. In addition, the introduction of AI technologies, particularly generative AI, into new or existing offerings may result in new or expanded risks and liabilities, due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality, data privacy or security risks, as well as other factors that could adversely affect our business, reputation, and financial results. Because AI systems are highly complex and rapidly developing, it is not possible to predict all the legal, regulatory, operational or technological risks that may arise relating to our use of AI.

Our Research business depends on renewals of subscription-based services and sales of new subscription-based services for a significant portion of our revenue, and our failure to renew at historical rates or generate new sales of such services will lead to a decrease in our revenues. A large portion of our success depends on our ability to generate renewals of our subscription-based research products and services and new sales of such products and services, both to new clients and existing clients. These products and services constituted approximately 77% and 76% of total revenues from our operations for 2024 and 2023, respectively. Generating new sales of our subscription-based products and services, both to new and existing clients, is a challenging, costly, and often time-consuming process. If we are unable to generate new sales, due to competition or other factors, our revenues will be adversely affected.

Our research subscription contracts are typically for twelve months or longer. Our ability to maintain contract renewals is subject to numerous factors, including the following:

- delivering high-quality and timely analysis and insight to our clients;

- understanding and anticipating market trends and the changing needs of our clients; and

- providing products and services of the quality and timeliness necessary to withstand competition.

Additionally, as we continue to adjust our products and service offerings to meet our clients' continuing needs, we may shift the type and pricing of our products which may impact client renewal rates. While our Research client retention rate was 84% for both 2024 and 2023, there can be no guarantee that we will continue to maintain this rate of client renewals.

The profitability and success of our conferences and other meetings are subject to external factors beyond our control. The market for desirable dates and locations for our activities has historically been highly competitive. If we cannot secure desirable dates and suitable venues for our conferences the profitability for these conferences will suffer, and our financial position and results of operations may be adversely affected. In addition, because our conferences are scheduled in advance and held at specific locations, the success of these activities can be affected by circumstances outside of our control, such as the occurrence of or concerns related to communicable diseases (such as COVID-19), labor strikes, transportation shutdowns and travel restrictions, economic slowdowns, reductions in government spending, geopolitical crises, terrorist attacks, war, weather, natural disasters, and other occurrences impacting the global, regional, or national economies, the occurrence of any of which could negatively impact the success of the conference or meeting. Our insurance coverage for 2024 (and likely beyond) excludes coverage for cancellations due to communicable diseases. We also face the challenge of procuring venues that are sizeable enough at a reasonable cost to accommodate some of our major activities.

Our Consulting business depends on non-recurring engagements and our failure to secure new engagements could lead to a decrease in our revenues. Consulting segment revenues constituted approximately 9% of total revenues from our on-going operations in both 2024 and 2023. Consulting engagements typically are project-based and non-recurring. In addition, revenue from our contract optimization business can fluctuate significantly from period to period and is not predictable. Our ability to replace consulting engagements is subject to numerous factors, including the following:

- delivering consistent, high-quality consulting services to our clients;

- tailoring our consulting services to the changing needs of our clients; and

- our ability to match the skills and competencies of our consulting staff to the skills required for the fulfillment of existing or potential consulting engagements.

A material decline in our ability to replace consulting engagements will have an adverse impact on our revenues and our financial condition.

We may not be able to attract and retain qualified personnel which could jeopardize the quality of our products and services and our future growth plans. Our success is based on attracting and retaining talented employees and we depend heavily upon the quality of our senior management, research analysts, consultants, sales and other key personnel. The market for highly skilled workers and leaders in our industry is extremely competitive. We face competition for qualified professionals from, among others, technology companies, market research firms, consulting firms, financial services companies and electronic and print media companies, some of which have significant financial resources and a willingness to deploy those resources to attract and compensate these professionals. Moreover, increasing wage inflation may affect our profit margin as we strive to provide compensation packages that are competitive. We face risks related to global and industry-specific labor shortages, and competitive markets can increase attrition throughout our sector. Additionally, some of the personnel that we attempt to hire are subject to non-compete agreements that could impede our short-term recruitment efforts. Our employee hiring and retention also depend on our brand and reputation as well as our ability to build and maintain an inclusive workplace culture that enables our employees to thrive. We may also be limited in our ability to recruit internationally by restrictive domestic immigration laws, and changes to policies that restrain the flow of technical and professional talent could inhibit our ability to adequately staff our research and development and other efforts.

An inability to retain key personnel or to hire and train additional qualified personnel could materially adversely affect the quality of our products and services, as well as our future business and operating results. In addition, effective succession planning is important to our long-term success, and failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution.

If we are unable to enforce and protect our intellectual property rights, our competitive position may be harmed. We rely on a combination of copyright, trademark, trade secret, patent, confidentiality, non-compete and other contractual provisions to protect our intellectual property rights. Despite our efforts to protect our intellectual property rights, third parties may obtain unauthorized access to our intellectual property, technology or other information that we regard as proprietary. Our intellectual property rights may not survive a legal challenge to their validity or provide significant protection for us. Additionally, the laws and enforcement mechanisms to protect our intellectual property from unauthorized use in new technologies like AI and machine learning are evolving and may be inadequate. Further, the laws and enforcement mechanisms of certain countries, particularly in emerging markets, do not protect our proprietary rights to the same extent as the laws of the United States. Conducting business in certain foreign jurisdictions may require accepting compromised protections or yielding of rights to technology, data or intellectual property in order to access those markets. Accordingly, we may not be able to protect our intellectual property against unauthorized or undesired third-party copying or use, which could adversely affect our competitive position.

From time to time third parties have asserted, and may continue to assert, intellectual property claims that our products infringe the rights of others. Such claims can be expensive and time-consuming to defend, regardless of their merit. The inability to obtain rights to use third-party intellectual property on commercially reasonable terms could also have an adverse impact on our business. We may face claims based on the theft or unauthorized use or disclosure of third-party trade secrets and other confidential business information. Any such incidents and claims could harm our business and reputation, cause us to incur significant expenses, and prevent us from selling certain products, all of which could negatively impact our business and results of operations.

Additionally, our employees are subject to restrictive covenant agreements (which include provisions related to employees' ability to compete and solicit customers and employees) and assignment of invention agreements, to the extent permitted under applicable law. When the period expires relating to their particular restrictions, former employees may compete against us. If a former employee violates the provisions of the restrictive covenant agreement, we seek to enforce the restrictions but there is no assurance that we will be successful in our efforts, and enforceability of certain restrictive covenants may decrease significantly due to recent regulatory scrutiny in the U.S. If the laws change to provide greater rights to employees, that could further reduce the effectiveness and enforceability of our restrictive covenant agreements.

Privacy concerns could damage our reputation and deter current and potential clients from using our products and services. Concerns relating to global data privacy have the potential to damage our reputation and deter current and prospective clients from using our products and services or attending our conferences. In the ordinary course of our business and in accordance with applicable laws, we collect personal information (i) from our employees, (ii) from the users of our products and services, including conference attendees, and (iii) from prospective clients. We collect only basic personal information from our clients and prospects. While we believe our overall data privacy procedures are adequate, the theft or loss of such data, or concerns about our practices, even if unfounded, with regard to the collection, use, disclosure, or security of this personal information or other data protection related matters could damage our reputation and materially adversely affect our operating results. Any system or process failure, or compromise of our security that results in the disclosure of our users' personal data, could seriously limit the consumption of our products and services and the attendance at our conferences, as well as harm our reputation and brand and, therefore, our business.

We are exposed to risks related to cybersecurity. A significant portion of our business is conducted over the internet and we rely on the secure processing, storage and transmission of confidential, sensitive, proprietary and other types of information relating to our business operations and confidential and sensitive information about our customers and employees in our computer systems and networks, and in those of our third-party vendors. Actions by individuals, groups, and state-sponsored organizations pose threats to our operations, our computer systems, our employees, and our customers. The cybersecurity risks we face range from cyber attacks common to most industries, such as the development and deployment of malicious software to gain access to our networks and attempt to steal confidential information, launch distributed denial of service attacks, or attempt other coordinated disruptions, to more advanced threats that target us because of our prominence in the global research and advisory field.

Like many multinational corporations, we, and some third parties upon which we rely, have experienced cyber attacks on our computer systems and networks in the past and may experience them in the future, likely with more frequency and sophistication, and involving a broader range of devices and modes of attack, all of which will increase the difficulty of detecting and successfully defending against them. To date, none have resulted in any material adverse impact to our business, operations, products, services or customers. We have implemented various security controls to meet our security obligations, while also defending against constantly evolving security threats. Our security controls help to secure our information systems, including our computer systems, intranet, proprietary websites, email and other telecommunications and data networks, and we scrutinize the security of outsourced website and service providers prior to retaining their services. However, the security measures implemented by us or by our outside service providers may not be effective and our systems (and those of our outside service providers) are vulnerable to theft, loss, damage and interruption from a number of potential sources and events, including unauthorized access or security breaches, cyber attacks, computer viruses, power loss, or other disruptive events. In some cases, vulnerabilities may not be immediately detected, which could exacerbate the risk of a security incident and the effects on our business.

While we maintain cybersecurity insurance, our insurance may not be sufficient to cover all liabilities described herein. Moreover, as a result of operating in a hybrid work environment, many of our employees are working virtually for a period of time, which magnifies the importance of the integrity of our remote access security measures.

Cyber criminals use artificial intelligence tools to increase the effectiveness, speed and complexity of attacks, requiring increased vigilance and threat defense. Additionally, the security compliance landscape continues to evolve, requiring us to stay apprised of changes in cybersecurity and data privacy laws, regulations, and security requirements required by our clients, such as the European Union General Data Protection Regulation (GDPR), the California Consumer Privacy Act (CCPA) and California Privacy Rights Act (CPRA), the Brazilian General Data Protection Law (LGPD), the Chinese Cybersecurity, Data Security and Personal Information Protection laws (and other new and proposed data protection laws), International Organization for Standardization (ISO), and National Institute of Standards and Technology (NIST). Recent well-publicized security breaches at other companies have led to enhanced government and regulatory scrutiny of the measures taken by companies to protect against cyber attacks, and may in the future result in heightened cybersecurity requirements, including additional regulatory expectations for oversight of vendors and service providers.

A cyber attack, widespread internet failure or internet access limitations, or disruption of our critical information technology systems through denial of service, viruses, or other events could cause delays in initiating or completing sales, impede delivery of our products and services to our clients, disrupt other critical client-facing or business processes or dislocate our critical internal functions. Additionally, any material breaches of cybersecurity or other technology-related catastrophe, or media reports of perceived security vulnerabilities to our systems or those of our third parties, even if no breach has been attempted or occurred, could cause us to experience reputational harm, loss of customers and revenue, fines, regulatory actions and scrutiny, sanctions or other statutory penalties, litigation, liability for failure to safeguard our customers' information, or financial losses that are either not insured against or not fully covered through any insurance maintained by us.

Any of the foregoing may have a material adverse effect on our business, operating results and financial condition.

We may experience outages and disruptions of our online services and information systems if we fail to maintain an adequate operations infrastructure. Our increasing user traffic and complexity of our products and services demand more computing power. We have invested substantial amounts and expect to continue investing (as necessary) in access to data centers and equipment and in moving more of our workload into cloud services, upgrading our technology and network infrastructure to handle increased traffic on our websites, and delivering our products and services through emerging channels, such as mobile applications. However, any inefficiencies, or operational failures or significant disruptions at our suppliers could diminish the quality of our products, services, and user experience, resulting in damage to our reputation and loss of current and potential users, subscribers, and advertisers, potentially harming our financial condition and operating results.

Our acquisitions, dispositions, and strategic investments, involve substantial risks. We have made and may continue to make acquisitions of, or significant investments in, businesses that offer complementary products and services or otherwise support our growth objectives. The risks involved in each acquisition or investment include the possibility of paying more than the value we derive from the acquisition, dilution of the interests of our current stockholders should we issue stock in the acquisition, decreased working capital, increased indebtedness, the assumption of undisclosed liabilities and unknown and unforeseen risks, the ability to retain key personnel of the acquired company, the inability to complete the transaction due to regulatory review, the inability to integrate the business of the acquired company, increase revenue or fully realize anticipated synergies, the time to train the sales force to market and sell the products of the acquired business, the potential disruption of our ongoing business and the distraction of management from our day to day business. Additionally, we face competition in identifying acquisition targets and consummating acquisitions. Our dispositions involve additional risks and uncertainties, such as ability to sell such businesses on satisfactory price and terms and in a timely manner, or at all, disruption to other parts of the businesses and distraction of management, allocation of internal resources that would otherwise be devoted to completing strategic acquisitions, loss of key employees or customers, and exposure to unanticipated liabilities or ongoing obligations to support the businesses following such dispositions, and other adverse financial impacts. The realization of any of these risks could adversely affect our business.

We face risks related to leased office space. We lease all the properties used for our ongoing business operations. In several locations, we have consolidated our operations and sublet substantially all the excess space. Through our real estate consolidations and other related activities, we seek to secure quality subtenants with appropriate sublease terms. However, if we fail to secure quality subtenants, or subtenants default on their sublease obligations with us or otherwise terminate their subleases with us, we may experience a loss of planned sublease rental income, which could result in a material charge against our operating results.

To accommodate our growth going forward, we have moved to a global hoteling model to better manage our footprint and reduce operating expenses, and will secure new space when the opportunities and needs arise. If the new spaces are not completed on schedule, or if the landlord defaults on its commitments and obligations pursuant to the new leases, we may incur additional expenses. In addition, unanticipated difficulties in initiating operations in a new space, including construction delays, natural disasters, IT system interruptions, or other infrastructure support problems, could result in a delay in moving into the new space, resulting in a potential loss of employee and operational productivity and a loss of revenue and/or additional expenses, which could also have an adverse, material impact on our operating results.

Our sales to governments are subject to appropriations, complex compliance requirements and some may be terminated early. We derive significant revenues from research and consulting contracts with the United States government and its respective agencies, numerous state and local governments and their respective agencies, and foreign governments and their agencies. At December 31, 2024 and 2023, approximately $1.2 billion and $1.0 billion, respectively, of our outstanding revenue contracts were attributable to government entities. Our U.S. government contracts are subject to the approval of appropriations by the U.S. Congress to fund the agencies contracting for our services. Additionally, our contracts at the state and local levels, as well as foreign government contracts, are subject to various governmental authorizations and funding approvals and mechanisms. Certain of these contracts may be terminated at any time by the government entity without cause or penalty ("termination for convenience"). In addition, contracts with U.S. federal, state and local, and foreign governments and their respective agencies are subject to increasingly complex bidding procedures, compliance requirements, and efficiency considerations, as well as intense competition. Failure to adequately abide by these procedures and compliance requirements could result in an inability to contract with governments or their agencies, termination of existing contracts, penalties or fees with respect to existing contracts, or even suspension and debarment from doing future business with a government or agency, which would adversely impact our future business and operating results. Moreover, while terminations by governments for lack of funding have not been significant historically, should appropriations for the various governments and agencies that contract with us be curtailed, or should our government contracts be terminated for convenience, we may experience a significant loss of revenues.

We may not be able to maintain the equity in our brand name. We believe that our "Gartner" brand, in particular our independence, is critical to our efforts to attract and retain clients and top talent, and that the importance of brand recognition will increase as competition increases. We may also discover that our brand, though recognized, is not perceived to be relevant by new market segments we have targeted. We may expand our marketing activities to promote and strengthen the Gartner brand and may need to increase our marketing budget, hire additional marketing and public relations personnel, and expend additional sums to protect our brand and otherwise increase expenditures to create and maintain client brand loyalty. If we fail to effectively promote, maintain, and protect the Gartner brand, or incur excessive expenses in doing so, our future business and operating results could be materially adversely impacted.

Our outstanding debt obligations could negatively impact our financial condition and future operating results. As of December 31, 2024, the Company had outstanding debt of $274 million under its 2024 revolving credit facility (the "2024 Credit Agreement"), $800 million of Senior Notes due 2028 (the "2028 Notes"), $600 million of Senior Notes due 2029 (the "2029 Notes") and $800 million of Senior Notes due 2030 (the "2030 Notes"). Additional information regarding the 2024 Credit Agreement, the 2028 Notes, the 2029 Notes and the 2030 Notes is included in Note 6 — Debt in the Notes to Consolidated Financial Statements.

The debt service requirements of these borrowings could impair our future financial condition and operating results. In addition, the affirmative, negative and financial covenants of the 2024 Credit Agreement, as well as the covenants related to the Senior Notes, could limit our future financial flexibility. A failure to comply with these covenants could result in acceleration of all amounts outstanding, which could materially impact our financial condition unless accommodations could be negotiated with our lenders and noteholders. No assurance can be given that we would be successful in doing so, or that any accommodations that we were able to negotiate would be on terms as favorable as those currently in place. The outstanding debt may limit the amount of cash or additional credit available to us, which could restrain our ability to expand or enhance products and services, respond to competitive pressures or pursue future business opportunities requiring substantial investments of additional capital.

We may require additional cash resources which may not be available on favorable terms or at all. We may require additional cash resources due to changed business conditions, implementation of our strategy and stock repurchase program, to repay indebtedness or to pursue future business opportunities requiring substantial investments of additional capital, including acquisitions. If our existing financial resources are insufficient to satisfy our requirements, we may seek additional borrowings or issue debt. Prevailing credit and debt market conditions may negatively affect debt availability and cost, and, as a result, financing may not be available in amounts or on terms acceptable to us, if at all. In addition, the incurrence of additional indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would further restrict our operations.

Natural disasters, pandemics, terrorist acts, war, actions by governments, and other geopolitical activities could disrupt our operations. We operate in numerous U.S. and international locations, and we have offices in a number of major cities across the globe. The occurrence of, or concerns related to, a major weather event, earthquake, hurricane, flood, drought, volcanic activity, disease or pandemic, or other natural disaster could significantly disrupt our operations. In addition, acts of civil unrest, failure of critical infrastructure, terrorism, war and armed conflict (including the ongoing conflicts in the Middle East, Ukraine and Russia), and abrupt political change, as well as responses by various governments and the international community to such acts, can have a negative effect on our business. Such events could cause delays in initiating or completing sales, impede delivery of our products and services to our clients, disrupt or shut down the internet or other critical client-facing and business processes, impede the travel of our personnel and clients, dislocate our critical internal functions and personnel, and in general harm our ability to conduct normal business operations, any of which can negatively impact our financial condition and operating results. Such events could also impact the timing and budget decisions of our clients, which could materially adversely affect our business.

Macroeconomic and Industry Risks

We are subject to risks from operating globally. We have clients in approximately 90 countries and territories and a substantial amount of our revenue is earned outside of the United States. Our operating results are subject to all of the risks typically inherent in international business activities, including general political and economic conditions in each country, challenges in staffing and managing foreign operations, changes in regulatory requirements, compliance with numerous and complex foreign laws and regulations, currency restrictions and fluctuations, the difficulty of enforcing client agreements, collecting accounts receivable and protecting intellectual property rights including against economic espionage in international jurisdictions. Further, we rely on local distributors or sales agents in some international locations. If any of these arrangements are terminated by our agent or us, we may not be able to replace the arrangement on beneficial terms or on a timely basis, or clients of the local distributor or sales agent may not want to continue to do business with us or our new agent. Additionally, tariffs, trade barriers and restrictions, and other acts by governments to protect domestic markets or to retaliate against the trade tariffs and restrictions of other nations could negatively affect our business operations.

Our operating results could be negatively impacted by global economic conditions. Our business is impacted by general economic conditions and trends in the United States and abroad, including without limitation inflation, slowing growth, rising interest rates and recession. In its recent report, Global Economics Prospects, January 2025, the World Bank reported that global growth is projected to hold steady at 2.7% in 2025-26. The report notes global growth is stabilizing as inflation returns closer to targets and monetary easing supports activity in both advanced economies and emerging market and developing economies. However, the World Bank concludes the global economy appears to be settling at a low growth rate that will be insufficient to foster sustained economic development—with the possibility of further headwinds from heightened policy uncertainty and adverse trade policy shifts, geopolitical tensions, persistent inflation, and climate-related natural disasters. A downturn in growth could negatively and materially affect future demand for our products and services in general, in certain geographic regions, in particular countries, or industry sectors, or could reduce demand for our in-person conferences. In addition, U.S. federal, state and local government spending limits may reduce demand for our products and services from those governmental agencies as well as organizations that receive funding from those agencies and could negatively affect macroeconomic conditions in the United States, which could further reduce demand for our products and services. Such difficulties could negatively impact our ability to maintain or improve the various business measurements we utilize (which are defined in this Annual Report), such as contract value and consulting backlog growth, client retention, wallet retention, consulting utilization rates, and the number of attendees and exhibitors at our conferences and other meetings. Failure to achieve acceptable levels of these indicators or improve them will negatively impact our financial condition, results of operations, and cash flows.

We face significant competition and our failure to compete successfully could materially adversely affect our results of operations, financial condition, and cash flows. The markets for our products and services are characterized by intense competition and we face direct competition from a significant number of independent providers of information products and services, including information available on the internet free of charge. We also compete indirectly against consulting firms and other information providers, including electronic and print media companies, some of which have greater financial, information gathering and marketing resources than we do. These indirect competitors could also choose to compete directly with us in the future. In addition, low barriers to entry exist in the markets in which we do business. As a result, new competitors may emerge, and existing competitors may start to provide additional or complementary services. Additionally, technological advances may provide increased competition from a variety of sources.

There can be no assurance that we will be able to successfully compete against current and future competitors and our failure to do so will result in loss of market share, diminished value in our products and services, reduced pricing and increased marketing expenditures. Furthermore, we will not be successful if we cannot compete effectively on quality of research and analysis, timely delivery of information, customer service, the ability to offer products to meet changing market needs for information and analysis, or price.

We are exposed to volatility in foreign currency exchange rates from our international operations. A significant portion of our revenues are typically derived from sales outside of the United States. Revenues earned outside the United States are typically transacted in local currencies, which may fluctuate significantly against the U.S. dollar. While we use forward exchange contracts to a limited extent to seek to mitigate foreign currency risk, our revenues and results of operations could be adversely affected by unfavorable foreign currency fluctuations.

Our business could be negatively impacted by climate change. While we seek to mitigate the business risks associated with climate change for our operations, there are inherent climate-related risks wherever business is conducted. Access to clean water and reliable energy in the communities where we conduct our business, whether for our offices, clients, vendors or other stakeholders is a priority. We have large offices in Connecticut, Florida, India, the United Kingdom, Spain and Australia, and other locations that are vulnerable to climate change effects. Additionally, green energy costs may increase our operational costs, and clients may be less likely to travel to our Conferences due to climate considerations. Changing market dynamics, global policy developments, and the increasing frequency and impact of extreme weather events on critical infrastructure in the U.S. and elsewhere have the potential to disrupt our business, the business of our vendors, and the business clients, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations.

Sustainability commitments, regulatory requirements or failure to meet stakeholder expectations in ESG could harm our reputation. We have committed to achieve net-zero greenhouse gas emissions by 2035 in accordance with the SBTi's Net-Zero Standard. The SBTi has approved Gartner's near-term science-based emissions reductions targets. Our ability to achieve these goals is subject to numerous risks outside of our control. In addition, standards and processes for measuring and reporting carbon emissions and other sustainability metrics may change over time, and may result in inconsistent data, or could result in significant revisions to our strategies and targets, or our ability to achieve them. Our failure or perceived failure to achieve them or continue practices that meet evolving, and sometimes conflicting, stakeholder expectations in ESG could harm our reputation, adversely affect our ability to attract and retain employees or clients and expose us to increased scrutiny from investors and regulatory authorities.

We are also subject to evolving sustainability regulatory requirements relating to environmental, social, and governance matters that are being developed and formalized in Europe, the U.S., and elsewhere, which may include specific, target-driven frameworks and disclosure requirements. We cannot determine what final regulations will be enacted, modified, or reversed or what their ultimate impact on our business will be. Failure to comply with these requirements could result in claims and lawsuits, regulatory actions, or damage to our reputation, each of which may adversely affect our business, operations, financial condition, and results of operations. At the same time, we may also face negative commercial or reputational impacts from consumers who do not support sustainability-related initiatives or concerns.

Legal and Regulatory Risks

Our failure to comply with complex U.S. and foreign laws and regulations could have a material adverse effect on our operations or financial condition. Our business and operations may be conducted in countries where corruption has historically penetrated the economy. It is our policy to comply, and to require our local partners, distributors, agents, and those with whom we do business to comply, with all applicable anti-bribery and anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, regulations established by the Office of Foreign Assets Control (OFAC) and with applicable local laws of the foreign countries in which we operate. There can be no assurance that all of our employees, contractors and agents will comply with the Company's policies that mandate compliance with these laws. Any determination or allegations, even if unfounded, that we have violated or are responsible for violations of these laws, even if inadvertent, could be costly and disrupt our business, which could have a material adverse effect on our business, results of operations, financial condition, liquidity and cash flows, as well as on our reputation.

In addition, continuously evolving data protection laws and regulations, such as the European Union General Data Protection Regulation (GDPR), the California Consumer Privacy Act (CCPA) and California Privacy Rights Act (CPRA), the Brazilian General Data Protection Law (LGPD), the Chinese Cybersecurity, Data Security and Personal Information laws and other new and proposed data protection laws, pose increasingly complex compliance challenges. We have implemented GDPR, CCPA, CPRA and LGPD compliance programs, as well as policies and processes to comply with the applicable Chinese data protection laws. In the meantime, Gartner will continue to maintain and rely upon our comprehensive global data protection compliance program, which includes administrative, technical, and physical controls to safeguard our associates' and clients' personal data. The interpretation and application of these laws in the United States, the EU, China and elsewhere are often uncertain, inconsistent and ever changing. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

We face risks related to the regulation of AI and other evolving technologies. The growing use of AI tools has led to the introduction of new laws and regulations in some of the areas where we operate. These laws and regulations vary between jurisdictions and are subject to change and evolving interpretations. As we expand our products and services and develop our business models, we have faced, and may continue to face, shifting regulations. Our ability to adopt new technologies, including AI, and to innovate for our customers and manage our business could be adversely impacted by the evolving regulatory environment. For instance, the EU Artificial Intelligence Act ("EU AI Act") entered into force on August 1, 2024 and will govern AI systems that impact individuals in the EU. Complying with the EU AI Act and similar emerging laws may impose significant costs on our business and may necessitate changes to certain business practices to ensure compliance.

We face risks related to litigation. We are, and in the future may be, subject to a variety of legal actions, such as employment, breach of contract, intellectual property-related, and business torts, including claims of unfair trade practices and misappropriation of trade secrets. Given the nature of our business, we are also subject to defamation (including libel and slander), negligence, or other claims relating to the information we publish. Regardless of the merits of any claim and despite vigorous efforts to defend any such claim, claims can affect our reputation, and responding to any such claim could be time consuming, result in costly litigation and require us to enter into settlements, royalty and licensing agreements which may not be offered or available on reasonable terms. If a claim is made against us that we cannot defend or resolve on reasonable terms, our business, brand, and financial results could be materially adversely affected.

We face risks related to taxation. We are a global company and a substantial amount of our earnings is generated outside of the United States and taxed at rates other than the U.S. statutory federal income tax rate. Our effective tax rate, financial position and results of operations could be adversely affected by earnings being higher than anticipated in jurisdictions with higher statutory tax rates and, conversely, lower than anticipated in jurisdictions that have lower statutory tax rates, by changes in the valuation of our deferred tax assets and/or by changes in tax laws or accounting principles and their interpretation by relevant authorities. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many countries. The Organization for Economic Co-operation and Development ("the OECD") has issued various tax proposals that include a two-pillar approach to global taxation (BEPS 2.0/ Pillar Two), focusing on global profit allocation and a 15% global corporate minimum tax rate. Several countries in which Gartner does business have proposed or enacted new laws to align with OECD Pillar Two proposals. The minimum tax is treated as a current cost beginning in 2024 and does not have a significant impact on the Company's effective tax rate for the current period. Significant details around the provisions are still uncertain as the OECD and participating countries continue to work on defining the underlying rules and administrative procedures. Enactment of this and similar legislation could significantly increase our tax obligations in countries where we do business. These actual, potential, and other changes, both individually and collectively, could materially increase our effective tax rate and negatively impact our financial position, results of operations, and cash flows. We will continue to monitor and reflect the impact of such legislative changes in future financial statements as appropriate.

In addition, our tax filings for various years are subject to examination by domestic and international taxing authorities and, during the ordinary course of business, we are under audit by various tax authorities. Recent and future actions on the part of the OECD and various governments have increased scrutiny of our tax filings. Although we believe that our tax filings and related accruals are reasonable, the final resolution of tax audits may be materially different from what is reflected in our historical tax provisions and accruals and could have a material adverse effect on our effective tax rate, financial position, results of operations, and cash flows.

Our corporate compliance program cannot guarantee that we are in compliance with all applicable laws and regulations. We operate in a number of countries, including emerging markets, and as a result we are required to comply with numerous, and in many cases, changing international and U.S. federal, state and local laws and regulations, including regulations relating to the ongoing Russia-Ukraine war. Accordingly, we have a corporate compliance program that includes the creation of appropriate policies defining employee behavior that mandate adherence to laws, employee training, annual affirmations, monitoring and enforcement. However, failure of any employee to comply with any of these laws, regulations or our policies, could result in a range of liabilities for the employee and for the Company, including, but not limited to, significant penalties and fines, sanctions and/or litigation, and the expenses associated with defending and resolving any of the foregoing, any of which could have a negative impact on our reputation and business.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

We have implemented a layered cybersecurity program to assess, identify, and manage risks from cybersecurity threats that may result in material adverse effects on the confidentiality, integrity, and availability of our information systems, networks, and data systems. Our cybersecurity program is generally aligned with the National Institute of Standards and Technology (NIST) Cybersecurity Framework.

Information Security Team and Governance.

The Audit Committee has the primary responsibility of assisting our Board of Directors in overseeing risk related to cybersecurity matters. The Board and/or the Audit Committee receive quarterly cybersecurity-related reports from our Chief Information Officer (CIO), which may address a wide range of topics, such as: cybersecurity strategy, the threat environment, the status of ongoing information security program initiatives, and information security program metrics. Additionally, we have documented protocols by which certain cybersecurity incidents that meet established reporting thresholds are escalated within the Company and, where appropriate, reported to the Board and/or the Audit Committee.

At the management level, our CIO, who reports directly to the CEO, has over 20 years of experience serving in IT management, software development, and technology-based roles across a variety of industries, including publishing, media and entertainment, and financial and insurance services. Our Chief Information Security Officer (CISO), who reports directly to the CIO, has extensive cybersecurity knowledge and skills gained from over 15 years of work experience serving in security roles for the Company and a variety of financial service firms. Our CISO is responsible for understanding, managing, and communicating cybersecurity risk internally to our management, and works closely with Legal to oversee compliance with legal, regulatory, and contractual security requirements.

Our CISO heads the Information Security Team, which is responsible for implementing, monitoring, and maintaining cybersecurity and data protection practices across our business. The Information Security Team covers a wide range of cyber and information security responsibilities. Our CISO also receives reports on cybersecurity threats on an ongoing basis and regularly reviews risk management measures implemented by the Company to identify and mitigate cybersecurity risks. In addition to our internal capabilities, we also engage external consultants, legal counsel, or other third-party advisors to assist with assessing, identifying, and managing cybersecurity risks.

Risk Management and Strategy.

Cybersecurity risk management, which involves resource commitments and management attention, is overseen both as a critical component of our overall risk management program and as a standalone program. We have implemented a risk-based, cross-functional approach to identifying, preventing, and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents.

Our cybersecurity program uses a layered strategy, relying on technology and human processes to safeguard our client's data at all layers. We embed controls within our business processes and technology development, starting with design and engineering and extending to operations. Our defense-in-depth strategy utilizes numerous layers of security controls, processes, and procedures across our information systems and networks, including but not limited to, vulnerability management, multi-factor authentication (MFA), identity access management (IAM), endpoint security, mobile security, application security, encryption, network security, web security, and event monitoring and logging. Aspects of our program undergo several independent third-party audits and reviews on a regular basis.

We maintain a written Information Security Policy, which establishes the foundational components of our cybersecurity program and our high-level security responsibilities over all technologies, facilities and data. When engaging service providers and third-party vendors, we perform due diligence to assess whether these providers have appropriate privacy and security controls, and we generally require these providers to implement appropriate protective measures, and to use confidential information solely for the purposes of performing their services.

Additionally, we have adopted a documented Incident Response Plan that applies in the event of a cybersecurity incident to provide a standardized framework for response. In general, our incident response process follows the NIST 800-61 framework and focuses on four phases: preparation; detection and analysis; containment, eradication and recovery; and post-incident remediation.

We have implemented a security training and awareness program for all Gartner employees and third-party contractors. Employees receive security training in connection with onboarding as well as annual awareness and training activities throughout their employment. Further, Gartner carries cybersecurity insurance covering the company and its subsidiaries.

Material Cybersecurity Risks, Threats & Incidents.

While we have not experienced any material cybersecurity threats or incidents, there can be no guarantee that we will not be the subject of future successful attacks, threats or incidents. Additional information on cybersecurity risks we face can be found in Part I, Item 1A "Risk Factors" of this Report under the heading **"*Strategic and Operational Risks – We are exposed to risks related to cybersecurity,*"** which should be read in conjunction with the foregoing information.

ITEM 2. PROPERTIES.

As of December 31, 2024, we leased approximately 15 domestic and 70 international office properties for our ongoing business operations. These offices, which exclude certain properties that we sublease to others, support our executive and administrative activities, research and consulting, sales, systems support, operations, and other functions. Our corporate office is based in Stamford, Connecticut. We also maintain an important presence in: Fort Myers, Florida; London, the United Kingdom; Gurgaon, India; Irving, Texas; and Barcelona, Spain. The Company does not own any real property.

Our Stamford corporate headquarters is comprised of leased office space in two buildings located on the same campus. Our lease for the Stamford headquarters facility expires in 2027 and contains three five-year renewal options at fair value.

In early 2022, we began to operate under a hybrid working environment, meaning that most of our employees have the option to work remotely at least some of the time for the foreseeable future. As a result, we believe our current real estate footprint is sufficient to support future growth.

ITEM 3. LEGAL PROCEEDINGS.

We are involved in legal and administrative proceedings and litigation arising in the ordinary course of business. We believe that the potential liability, if any, in excess of amounts already accrued from all proceedings, claims and litigation will not have a material effect on our financial position, cash flows or results of operations when resolved in a future period.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is listed on the New York Stock Exchange under the symbol "IT". As of February 7, 2025, there were 856 holders of record of our common stock.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The equity compensation plan information set forth in Part III, Item 12 of this Annual Report on Form 10-K is hereby incorporated by reference into this Part II, Item 5.

SHARE REPURCHASES

In May 2015, our Board of Directors (the "Board") authorized a share repurchase program to repurchase up to $1.2 billion of our common stock. The Board authorized incremental share repurchases of up to an aggregate additional $4.1 billion of the Company's common stock from February 2021 to July 2024. The Company adopted its share repurchase plan with the goal of returning excess capital to shareholders in accordance with its capital allocation policy. The Company may repurchase its common stock from time-to-time in amounts, at prices and in the manner that the Company deems appropriate, subject to the availability of stock, prevailing market conditions, the trading price of the stock, the Company's financial performance and other conditions. Repurchases may be made through open market purchases (which may include repurchase plans designed to comply with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended), accelerated share repurchases, private transactions or other transactions and will be funded by cash on hand and borrowings. Repurchases may also be made from time-to-time in connection with the settlement of the Company's stock-based compensation awards. The table below summarizes the repurchases of our common stock during the three months ended December 31, 2024 pursuant to our share repurchase program and the settlement of stock-based compensation awards.

Period	Total Number of Shares Purchased (#)	Average Price Paid Per Share ($)	Total Number of Shares Purchased Under Announced Programs (#)	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (in thousands)
October 1, 2024 to October 31, 2024	414	$ 515.06	—	$ 1,049,480
November 1, 2024 to November 30, 2024	22,694	540.41	—	1,049,480
December 1, 2024 to December 31, 2024	196,145	488.06	195,954	$ 953,843
Total for the quarter (1)	219,253	$ 493.53	195,954	

(1) The repurchased shares during the three months ended December 31, 2024 included purchases for both the settlement of stock-based compensation awards and open market purchases. All amounts presented are exclusive of the excise tax accrual.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The purpose of this Management's Discussion and Analysis ("MD&A") is to facilitate an understanding of significant factors influencing the operating results, financial condition and cash flows of Gartner, Inc. Additionally, the MD&A conveys our expectations of the potential impact of known trends, events or uncertainties that may impact future results. You should read this discussion in conjunction with our consolidated financial statements and related notes included in this Annual Report on Form 10-K. Historical results and percentage relationships are not necessarily indicative of operating results for future periods. References to "Gartner," the "Company," "we," "our" and "us" in this MD&A are to Gartner, Inc. and its consolidated subsidiaries.

This MD&A provides an analysis of our consolidated financial results, segment results and cash flows for 2024 and 2023 under the headings "Results of Operations," "Segment Results" and "Liquidity and Capital Resources." For a similar detailed discussion comparing 2023 and 2022, refer to those headings under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," in our Annual Report on Form 10-K for the year ended December 31, 2023.

In addition to GAAP results, we provide foreign currency neutral dollar amounts and percentages for our revenues, certain expenses, contract values and other metrics. These foreign currency neutral dollar amounts and percentages eliminate the effects of exchange rate fluctuations and thus provide a more accurate and meaningful trend in the underlying data being measured. We calculate foreign currency neutral dollar amounts by converting the underlying amounts in local currency for different periods into U.S. dollars by applying the same foreign exchange rates to all periods presented.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are any statements other than statements of historical fact, including statements regarding our expectations, beliefs, hopes, intentions, projections or strategies regarding the future. In some cases, forward-looking statements can be identified by the use of words such as "may," "will," "expect," "should," "could," "believe," "plan," "anticipate," "estimate," "predict," "potential," "continue" or other words of similar meaning.

We operate in a very competitive and rapidly changing environment that involves numerous known and unknown risks and uncertainties, some of which are beyond our control. Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future quarterly and annual revenues, operating income, results of operations and cash flows, as well as any forward-looking statement, are subject to change and to inherent risks and uncertainties, such as those disclosed or incorporated by reference in our filings with the Securities and Exchange Commission. Important factors that could cause our actual results, performance and achievements, or industry results to differ materially from estimates or projections contained in our forward-looking statements include, among others, the following: the impact of general economic conditions, including inflation (and related monetary policy by governments in response to inflation), on economic activity and our operations; changes in macroeconomic and market conditions and market volatility, including interest rates and the effect on the credit markets and access to capital; the impact of global economic and geopolitical conditions, including inflation, and recession; our ability to carry out our strategic initiatives and manage associated costs; the timing of conferences and meetings, in particular our Gartner Symposium/Xpo series that normally occurs during the fourth quarter; our ability to achieve and effectively manage growth, including our ability to integrate our acquisitions and consummate and integrate future acquisitions; our ability to pay our debt obligations; our ability to maintain and expand our products and services; our ability to expand or retain our customer base; our ability to grow or sustain revenue from individual customers; our ability to attract and retain a professional staff of research analysts and consultants as well as experienced sales personnel upon whom we are dependent, especially in light of labor competition; our ability to achieve continued customer renewals and achieve new contract value, backlog and deferred revenue growth in light of competitive pressures; our ability to successfully compete with existing competitors and potential new competitors; our ability to enforce and protect our intellectual property rights; our ability to keep pace with technological developments in artificial intelligence ("AI") and comply with evolving AI regulations; additional risks associated with international operations, including foreign currency fluctuations; the impact on our business resulting from changes in international conditions, including those resulting from the conflict in the Middle East, the war in Ukraine and current and future sanctions imposed by governments or other authorities; the impact of restructuring and other charges on our businesses and operations; cybersecurity incidents or other disruptions to our information systems; risks associated with the creditworthiness, budget cuts, and shutdown of governments and agencies; our ability to meet sustainability commitments and comply with applicable regulatory requirements; the impact of changes in tax policy (including global minimum tax legislation) and heightened scrutiny from various taxing authorities globally; changes to laws and regulations; and other risks and uncertainties. The potential fluctuations in our operating income could cause period-to-period comparisons of operating results not to be meaningful and could provide an unreliable indication of future operating results. A description of the risk factors associated with our business is included under "Risk Factors" in Item 1A of this Annual Report on Form 10-K, which is incorporated herein by reference.

Forward-looking statements are subject to risks, estimates and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those listed above or described under "Risk Factors" in Item 1A of this Annual Report on Form 10-K. In addition, historical, current and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. Readers should not place undue reliance on these forward-looking statements, which reflect management's opinion only as of the date on which they were made. Forward-looking statements in this Annual Report on Form 10-K speak only as of the date hereof, and forward-looking statements in documents attached that are incorporated by reference speak only as of the date of those documents. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

BUSINESS OVERVIEW

Gartner, Inc. (NYSE: IT) delivers actionable, objective insight that drives smarter decisions and stronger performance on an organization's mission-critical priorities.

We are a trusted advisor and an objective resource for close to 14,000 enterprises in approximately 90 countries and territories — across all major functions, in every industry and enterprise size.

Gartner delivers its products and services globally through three business segments – Research, Conferences and Consulting, as described below.

- *Research* equips executives and their teams from every function and across all industries with actionable, objective insight, guidance and tools. Our experienced experts deliver all this value informed by a combination of practitioner-sourced and data-driven research to help our clients address their mission critical priorities.

- *Conferences* provides executives and teams across an organization the opportunity to learn, share and network. From our Gartner Symposium/Xpo series, to industry-leading conferences focused on specific business roles and topics, to peer-driven sessions, our offerings enable attendees to experience the best of Gartner insight and guidance.

- *Consulting* serves senior executives leading technology-driven strategic initiatives leveraging the power of Gartner's actionable, objective insight. Through custom analysis and on-the-ground support we enable optimized technology investments and stronger performance on our clients' mission critical priorities.

Recent Event

On July 25, 2024 the Company entered into a settlement agreement to resolve litigation concerning the Company's event cancellation insurance for 2020 and 2021. The settlement resolved all remaining 2020 and 2021 event cancellation insurance claims for $300.0 million.

BUSINESS MEASUREMENTS

We believe that the following business measurements are important performance indicators for our business segments:

BUSINESS SEGMENT	BUSINESS MEASUREMENT
Research	**Contract value** represents the dollar value attributable to all of our subscription-related contracts. It is calculated as the annualized value of all contracts in effect at a specific point in time, without regard to the duration of the contract. Contract value primarily includes Research deliverables for which revenue is recognized on a ratable basis, as well as other deliverables (primarily Conferences tickets) for which revenue is recognized when the deliverable is utilized. Comparing contract value year-over-year not only measures the short-term growth of our business, but also signals the long-term health of our Research subscription business since it measures revenue that is highly likely to recur over a multi-year period. Our contract value consists of **Global Technology Sales** contract value**,** which includes sales to users and providers of technology, and **Global Business Sales** contract value**,** which includes sales to all other functional leaders. **Client retention rate** represents a measure of client satisfaction and renewed business relationships at a specific point in time. Client retention is calculated on a percentage basis by dividing our current clients, who were also clients a year ago, by all clients from a year ago. Client retention is calculated at an enterprise level, which represents a single company or customer. **Wallet retention rate** represents a measure of the amount of contract value we have retained with clients over a twelve-month period. Wallet retention is calculated on a percentage basis by dividing the contract value of our current clients, who were also clients a year ago, by the contract value from a year ago, excluding the impact of foreign currency exchange. When wallet retention exceeds client retention, it is an indication of retention of higher-spending clients, or increased spending by retained clients, or both. Wallet retention is calculated at an enterprise level, which represents a single company or customer.
Conferences	**Number of destination conferences** represents the total number of hosted in-person conferences completed during the period. Single day, local meetings are excluded. **Number of destination conferences attendees** represents the total number of people who attend in-person conferences. Single day, local meetings are excluded.
Consulting	**Consulting backlog** represents future revenue to be derived from in-process consulting and benchmark analytics engagements. **Utilization rate** represents a measure of productivity of our consultants. Utilization rates are calculated for billable headcount on a percentage basis by dividing total hours billed by total hours available to bill.

EXECUTIVE SUMMARY OF OPERATIONS AND FINANCIAL POSITION

The fundamentals of our strategy include a focus on creating actionable insights for executive leaders and their teams, delivering innovative and highly differentiated product offerings, building a strong sales capability, providing world class client service with a focus on client engagement and retention, and continuously improving our operational effectiveness.

We had total revenues of $6.3 billion in 2024, an increase of 6% compared to 2023 on both a reported basis and excluding the foreign currency impact. Net income increased to $1.3 billion in 2024 from $882.5 million in 2023 and diluted earnings per share was $16.00 in 2024 compared to $11.08 in 2023.

Research revenues increased to $5.1 billion in 2024, an increase of 5% compared to 2023 on both a reported basis and excluding the foreign currency impact. The Research gross contribution margin was 74% in both 2024 and 2023. Contract value was $5.3 billion at December 31, 2024, an increase of 8% compared to December 31, 2023 on a foreign currency neutral basis.

Conferences revenues increased to $583.2 million in 2024, an increase of 15% compared to 2023 on both a reported basis and excluding the foreign currency impact. The Conferences gross contribution margin was 48% and 50% in 2024 and 2023, respectively. We held 51 and 47 in-person conferences in 2024 in 2023, respectively.

Consulting revenues increased to $558.5 million in 2024, an increase of 9% compared to 2023 on both a reported basis and excluding the foreign currency impact. The Consulting gross contribution margin was 36% and 35% in 2024 and 2023, respectively. Backlog was $191.5 million at December 31, 2024.

Cash provided by operating activities was $1.5 billion and $1.2 billion during 2024 and 2023, respectively. As of December 31, 2024, we had $1.9 billion of cash and cash equivalents and approximately $0.7 billion of available borrowing capacity on our revolving credit facility. During 2024, we repurchased 1.6 million shares of the Company's common stock for an aggregate purchase price of approximately $0.7 billion.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements requires the application of appropriate accounting policies and the use of estimates. Our significant accounting policies are described in Note 1 — Business and Significant Accounting Policies in the Notes to Consolidated Financial Statements. Management considers the policies discussed below to be critical to an understanding of our consolidated financial statements because their application requires complex and subjective management judgments and estimates. Specific risks for these critical accounting policies are also described below.

The preparation of our consolidated financial statements requires us to make estimates and assumptions about future events. We develop our estimates using both current and historical experience, as well as other factors, including the general economic environment and actions we may take in the future. We adjust such estimates when facts and circumstances dictate. However, our estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on our best judgment at a point in time and, as such, they may ultimately differ materially from actual results. Ongoing changes in our estimates could be material and would be reflected in the Company's consolidated financial statements in future periods.

Our critical accounting policies and estimates are described below.

Revenue recognition — Our revenue by significant source is accounted for as follows:

- Research revenues are mainly derived from subscription contracts for research products. The related revenues are deferred and recognized ratably over the applicable contract term. Fees derived from assisting organizations in selecting the right business software for their needs are recognized when the leads are provided to vendors.

- Conferences revenues are deferred and recognized upon the completion of the related conference or meeting.

- Consulting revenues are principally generated from fixed fee or time and materials engagements. Revenues from fixed fee contracts are recognized as we work to satisfy our performance obligations. Revenues from time and materials engagements are recognized as work is delivered and/or services are provided. Revenues related to contract optimization engagements are contingent in nature and are only recognized upon satisfaction of all conditions related to their payment.

The majority of our Research contracts are billable upon signing, absent special terms granted on a limited basis from time to time. Research contracts are generally non-cancelable and non-refundable, except for government contracts that may have cancellation or fiscal funding clauses. Generally, it is our policy to record the amount of a subscription contract that is billable as a fee receivable at the time the contract is signed with a corresponding amount as deferred revenue because the contract represents a legally enforceable claim.

Note 1 — Business and Significant Accounting Policies and Note 9 — Revenue and Related Matters in the Notes to Consolidated Financial Statements provide additional information regarding our revenues.

Accounting for income taxes — We use the asset and liability method of accounting for income taxes. We estimate our income taxes in each of the jurisdictions where we operate. This process involves estimating our current tax expense or benefit together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. When assessing the realizability of deferred tax assets, we consider if it is more likely than not that some or all of the deferred tax assets will not be realized. In making this assessment, we consider the availability of loss carryforwards, projected reversals of deferred tax liabilities, projected future taxable income, and ongoing prudent and feasible tax planning strategies. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained based on the technical merits of the position. Recognized tax positions are measured at the largest amount of benefit with greater than a 50% likelihood of being realized. We use estimates in determining the amount of unrecognized tax benefits associated with uncertain tax positions. Significant judgment is required in evaluating tax law and measuring the benefits likely to be realized. Uncertain tax positions are periodically re-evaluated and adjusted as more information about their ultimate realization becomes available. In December 2024, we completed an intercompany transfer of certain intellectual property (IP). As a result, we recorded a deferred tax asset of approximately $163.2 million, based on the fair value of the IP rights transferred. The deferred tax asset represents the value of future tax deductions for amortization of the assets in the acquiring jurisdiction. The fair value of the intellectual property was determined using an income approach based on unobservable inputs and involves significant judgments such as, but not limited to, future cash flows and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Accounting for stock-based compensation — We account for stock-based compensation awards in accordance with FASB ASC Topics 505 and 718 and SEC Staff Accounting Bulletins No. 107 and No. 110. We recognize stock-based compensation expense, which is based on the fair value of the award on the date of grant, over the related service period. Note 10 — Stock-Based Compensation in the Notes to Consolidated Financial Statements provides additional information regarding stock-based compensation. Determining the appropriate fair value model and calculating the fair value of stock-based compensation awards requires the use of certain subjective assumptions, including the expected life of a stock-based compensation award and our common stock price volatility. In addition, determining the appropriate periodic stock-based compensation expense requires management to estimate the likelihood of the achievement of certain performance targets. The assumptions used in calculating the fair values of stock-based compensation awards and the related periodic expense represent management's best estimates, which involve inherent uncertainties and the application of judgment. As a result, if circumstances change and we deem it necessary in the future to modify the assumptions we made or to use different assumptions, or if the quantity and nature of our stock-based compensation awards changes, then the amount of expense may need to be adjusted and future stock-based compensation expense could be materially different from what has been recorded in the current period.

A change in any of the terms or conditions of stock-based compensation awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards at the modification date. For vested awards, we recognize incremental compensation cost in the period the modification occurs. For unvested awards, we recognize any incremental compensation expense at the modification date or ratably over the requisite remaining service period, as appropriate. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost we recognize is the cost of the original award.

RESULTS OF OPERATIONS

Consolidated Results

The table below presents an analysis of selected line items and year-over-year changes in our Consolidated Statements of Operations for the years indicated (in thousands).

	Year Ended December 31, 2024	Year Ended December 31, 2023	Increase (Decrease)	Percentage Increase (Decrease)
Total revenues	$ 6,267,411	$ 5,906,956	$ 360,455	6 %
Costs and expenses:				
Cost of services and product development	2,023,022	1,903,240	119,782	6
Selling, general and administrative	2,884,814	2,701,542	183,272	7
Depreciation	112,083	98,645	13,438	14
Amortization of intangibles	90,232	92,458	(2,226)	(2)
Acquisition and integration charges	973	9,587	(8,614)	(90)
Gain from sale of divested operation	—	(135,410)	135,410	nm
Operating income	1,156,287	1,236,894	(80,607)	(7)
Interest expense, net	(69,488)	(94,246)	(24,758)	(26)
Gain on event cancellation insurance claims	300,000	3,077	296,923	nm
Other income, net	575	1,404	(829)	(59)
Less: Provision for income taxes	133,659	264,663	(131,004)	(49)
Net income	$ 1,253,715	$ 882,466	$ 371,249	42 %

nm = not meaningful

Total revenues for 2024 were $6.3 billion, an increase of $360.5 million compared to 2023, or 6% on both a reported basis and excluding the foreign currency impact. The tables below present (i) revenues by geographic region (based on where the sale is fulfilled) and (ii) revenues by segment for the years indicated (in thousands).

Primary Geographic Market	Year Ended December 31, 2024	Year Ended December 31, 2023	Increase	Percentage Increase
United States and Canada	$ 4,017,730	$ 3,911,042	$ 106,688	3 %
Europe, Middle East and Africa	1,517,815	1,332,070	185,745	14
Other International	731,866	663,844	68,022	10
Total revenues	$ 6,267,411	$ 5,906,956	$ 360,455	6 %

Segment	Year Ended December 31, 2024	Year Ended December 31, 2023	Increase	Percentage Increase
Research	$ 5,125,650	$ 4,887,046	$ 238,604	5 %
Conferences	583,224	505,164	78,060	15
Consulting	558,537	514,746	43,791	9
Total revenues	$ 6,267,411	$ 5,906,956	$ 360,455	6 %

Refer to the section of this MD&A below entitled "Segment Results" for a discussion of revenues and results by segment.

Cost of services and product development was $2.0 billion in 2024, an increase of $119.8 million compared to 2023, or 6% on both a reported basis and excluding the foreign currency impact. The increase in Cost of services and product development was primarily due to a $82.8 million increase in personnel expenses associated with headcount and merit increases as well a $37.0 million increase in conference expenses due to an increase in the number of conferences. Cost of services and product development as a percent of revenues was 32% for both 2024 and 2023.

Selling, general and administrative ("SG&A") expense was $2.9 billion in 2024, an increase of $183.3 million compared to 2023, or 7% on both a reported basis and excluding the foreign currency impact. The increase in SG&A during the year ended December 31, 2024, as compared to the prior fiscal year, was primarily a result of a $165.4 million increase in personnel expenses due to increased headcount and merit increases.

The number of quota-bearing sales associates in Global Technology Sales increased by 4% to 3,804 and in Global Business Sales increased by 9% to 1,298, compared to December 31, 2023. On a combined basis, the total number of quota-bearing sales associates increased by 6% when compared to December 31, 2023. SG&A expense as a percent of revenues was 46% during both 2024 and 2023.

Depreciation increased by 14% during 2024 compared to 2023. The increase for the year ended December 31, 2024 was primarily due to increased software additions during the last twelve months.

Amortization of intangibles decreased by 2% during 2024 compared to 2023.

Acquisition and integration charges decreased by $8.6 million during the year ended December 31, 2024, compared to the same period in 2023.

Gain from sale of divested operation during the prior year was attributable to the sale of our TalentNeuron business in February 2023. We recognized a pre-tax gain of $135.4 million during the year ended December 31, 2023.

Operating income was $1.16 billion and $1.24 billion during 2024 and 2023, respectively. The 7% decrease in operating income was primarily due to the gain from sale of divested operation recognized during the prior year period, and increases in cost of services and product development and selling, general and administrative expenses, partially offset by increased revenue.

Interest expense, net decreased by $24.8 million during 2024 compared to 2023. The decrease in interest expense, net was due to increased interest income, primarily as a result of higher cash balances than the prior year.

Gain on event cancellation insurance claims of $300.0 million during the year ended December 31, 2024 reflected proceeds from a settlement agreement to resolve litigation concerning the Company's event cancellation insurance for 2020 and 2021. The settlement resolved all remaining 2020 and 2021 event cancellation insurance claims. Gain on event cancellation insurance claims of $3.1 million during the year ended December 31, 2023 reflected proceeds related to 2020 conference cancellation insurance claims.

Other income, net for the years presented herein included the net impact of foreign currency gains and losses from our hedging activities, as well as sales of certain state tax credits and the recognition of other tax incentives. During both 2024 and 2023, Other income, net included a $3.9 million gain on de-designated interest rate swaps.

Provision for income taxes was $133.7 million and $264.7 million during 2024 and 2023, respectively, with an effective income tax rate of 9.6% and 23.1% for 2024 and 2023, respectively. The decrease in the effective income tax rate in 2024 was primarily the result of net tax benefits of approximately $161.9 million recognized as a result of an intercompany transfer of certain intellectual property in December 2024. Note 12 — Income Taxes in the Notes to Consolidated Financial Statements provides additional information regarding the Company's income taxes.

Net income was $1.3 billion and $882.5 million during 2024 and 2023, respectively. Additionally, our diluted net income per share increased by $4.92 in 2024 compared to 2023. The increase in net income during 2024 was primarily due to the gain on event cancellation insurance claims, as well as an increase in revenue and lower provision for income taxes and interest expense, net, partially offset by the gain from sale of divested operation recognized during the year ended December 31, 2023 and increased operating expenses.

SEGMENT RESULTS

We evaluate reportable segment performance and allocate resources based on gross contribution margin. Gross contribution is defined as operating income or loss excluding certain Cost of services and product development expenses, SG&A expenses, Depreciation, Amortization of intangibles, and Acquisition and integration charges. Gross contribution margin is defined as gross contribution as a percent of revenues.

Reportable Segments

The sections below present the results of the Company's three business segments – Research, Conferences and Consulting, as described below.

Research

		Year Ended December 31, 2024		Year Ended December 31, 2023		Increase (Decrease)		Percentage Increase (Decrease)
Financial Measurements:								
Revenues (1)	$	5,125,650	$	4,887,046	$	238,604		5 %
Gross contribution (1)	$	3,792,843	$	3,600,143	$	192,700		5 %
Gross contribution margin		74 %		74 %		— point		—
Business Measurements:								
Contract Value (1), (3)	$	5,262,000	$	4,880,000	$	382,000		8 %
Global Technology Sales (2):								
Contract value (1), (3)	$	4,029,000	$	3,779,000	$	250,000		7 %
Client retention		84 %		83 %		1 point		—
Wallet retention		102 %		101 %		1 point		—
Global Business Sales (2):								
Contract value (1), (3)	$	1,233,000	$	1,101,000	$	132,000		12 %
Client retention		87 %		87 %		— point		—
Wallet retention		106 %		107 %		(1) point		—

(1) Dollars in thousands.
(2) Global Technology Sales includes sales to users and providers of technology. Global Business Sales includes sales to all other functional leaders.
(3) Contract values are on a foreign exchange neutral basis. Contract values as of December 31, 2023 have been calculated using the same foreign currency rates as 2024.

Research revenues increased by $238.6 million during 2024 compared to 2023, or 5% on both a reported basis excluding the foreign currency impact. The increase in revenues during 2024 was primarily due to Research contract value growth in 2023. The gross contribution margin was 74% in both 2024 and 2023, as the increase in revenue and decreased research program expenses were offset by an increase in personnel expenses to support future growth.

Contract value increased to $5.3 billion at December 31, 2024, or 8% compared to December 31, 2023 on a foreign currency neutral basis. All industry sectors grew at mid single-digit rates or faster, other than media. The fastest growth was in the manufacturing, healthcare and public sectors. Global Technology Sales ("GTS") contract value increased by 7% at December 31, 2024 when compared to December 31, 2023. The increase in GTS contract value was primarily due to new business from existing clients. GTS contract value increased by at least mid single-digits for nearly all enterprise sizes and sectors. Global Business Sales ("GBS") contract value increased by 12% year-over-year, also primarily driven by new business from existing clients. The majority of our GBS practices achieved double-digit growth rates, with all enterprise sizes and the majority of sectors also growing double-digits year-over-year.

GTS client retention was 84% and 83% as of December 31, 2024 and 2023, respectively, while wallet retention was 102% and 101%, as of December 31, 2024 and 2023, respectively. GBS client retention was 87% as of both December 31, 2024 and 2023, while wallet retention was 106% and 107% as of December 31, 2024 and 2023, respectively.

Conferences

	Year Ended December 31, 2024		Year Ended December 31, 2023		Increase (Decrease)		Percentage Increase (Decrease)
Financial Measurements:							
Revenues (1)	$	583,224	$	505,164	$	78,060	15 %
Gross contribution (1)	$	281,409	$	253,739	$	27,670	11 %
Gross contribution margin		48 %		50 %	(2)	points	—
Business Measurements:							
Number of destination conferences (2)		51		47		4	9 %
Number of destination conferences attendees (2)		86,625		75,569		11,056	15 %

(1) Dollars in thousands.
(2) Single day, local meetings are excluded.

Conferences revenues increased by $78.1 million during 2024 compared to 2023, or 15% on both a reported basis and excluding the foreign currency impact. We held 51 in-person destination conferences during the year ended December 31, 2024. We held 47 in-person conferences during the year ended December 31, 2023. The increase in revenues for the year ended December 31, 2024 was due to an increase of 15% in both exhibitor revenue and attendee revenue compared to the same period in 2023. The segment gross contribution margin was 48% and 50% in 2024 and 2023, respectively. The lower gross contribution margin during 2024 was primarily the result of an increase in conference-related expenses and increased headcount partially offset by the increase in revenue.

Consulting

	As Of And For The Year Ended December 31, 2024		As Of And For The Year Ended December 31, 2023		Increase (Decrease)		Percentage Increase (Decrease)
Financial Measurements:							
Revenues (1)	$	558,537	$	514,746	$	43,791	9 %
Gross contribution (1)	$	203,292	$	181,501	$	21,791	12 %
Gross contribution margin		36 %		35 %	1	point	—
Business Measurements:							
Backlog (1), (2)	$	191,500	$	163,000	$	28,500	17 %
Average billable headcount		956		934		22	2 %
Consultant utilization		65 %		65 %	—	point	—

(1) Dollars in thousands.
(2) Backlog is on a foreign currency neutral basis. Backlog as of December 31, 2023 has been calculated using the same foreign currency rates as 2024.

Consulting revenues increased 9% during 2024 compared to 2023 on both a reported basis and excluding the foreign currency impact. The increase in revenues on a reported basis was due to a 5% increase in labor-based consulting, and a 21% increase in contract optimization. Contract optimization revenue may vary significantly and, as such, 2024 revenues may not be indicative of future results. The segment gross contribution margin was 36% and 35% in 2024 and 2023, respectively. The increase in gross contribution margin during 2024 was primarily due to the increase in revenue.

Backlog increased by $28.5 million, or 17%, from December 31, 2023 to December 31, 2024.

LIQUIDITY AND CAPITAL RESOURCES

We finance our operations through cash generated from our operating activities and borrowings. Note 6 — Debt in the Notes to Consolidated Financial Statements provides additional information regarding the Company's outstanding debt obligations. At December 31, 2024, we had $1.9 billion of cash and cash equivalents and approximately $0.7 billion of available borrowing capacity on the revolving credit facility under our 2024 Credit Agreement. We believe that the Company has adequate liquidity and access to capital markets to meet its currently anticipated needs for both the next twelve months and the foreseeable future.

We have historically generated significant cash flows from our operating activities, benefiting from the favorable working capital dynamics of our subscription-based business model in our Research segment, which is our largest business segment and historically has constituted a significant portion of our total revenues. The majority of our Research customer contracts are paid in advance and, combined with a strong customer retention rate and high incremental margins, our subscription-based business model has resulted in continuously strong operating cash flow. Cash flow generation has also benefited from our ongoing efforts to improve the operating efficiencies of our businesses as well as a focus on the optimal management of our working capital as we increase sales.

During the fourth quarter of 2024, we entered into an amended lease agreement to significantly reduce the square footage and reduce future lease payments at one of our leased locations. We made an installment payment of $24.0 million during the fourth quarter of 2024, and will make an equal installment payment during the second quarter of 2025 in consideration for the lease amendment.

Our cash and cash equivalents are held in numerous locations throughout the world with 43% held overseas at December 31, 2024. We intend to distribute a portion of the accumulated undistributed earnings of non-U.S. subsidiaries as of December 31, 2024 in conjunction with global restructuring activity. We continue to assert our intention to reinvest substantially all remaining accumulated undistributed foreign earnings, except in instances where repatriation would result in minimal additional tax.

The table below summarizes the changes in the Company's cash balances for the years indicated (in thousands).

	Year Ended December 31,		Increase (Decrease)
	2024	2023	
Cash provided by operating activities	$ 1,484,922	$ 1,155,737	$ 329,185
Cash (used in) provided by investing activities	(103,737)	54,157	(157,894)
Cash used in financing activities	(710,143)	(588,881)	(121,262)
Net increase in cash and cash equivalents and restricted cash	671,042	621,013	50,029
Effects of exchange rates	(57,494)	(13)	(57,481)
Beginning cash and cash equivalents and restricted cash	1,319,599	698,599	621,000
Ending cash and cash equivalents and restricted cash	$ 1,933,147	$ 1,319,599	$ 613,548

Operating

Cash provided by operating activities was $1.5 billion and $1.2 billion in 2024 and 2023, respectively. The year-over-year increase was primarily due to the $300.0 million of insurance proceeds received during 2024 as well as reduced net cash interest expense and increased operating income, excluding the 2023 gain from sale of divested operation.

Investing

Cash (used in) provided by investing activities was $(103.7) million and $54.2 million in 2024 and 2023, respectively. The decrease from 2023 to 2024 was primarily the result of the $161.1 million in proceeds received from the sale of our TalentNeuron business in February 2023.

Financing

Cash used in financing activities was $0.7 billion and $0.6 billion in 2024 and 2023, respectively. During the 2024 period, we used $0.7 billion of cash for share repurchases. In March 2024, we borrowed $274.4 million under the 2024 Credit Agreement. The initial borrowing was used to repay the outstanding amounts under the 2020 Credit Agreement. During the 2023 period, we used $0.6 billion for share repurchases and paid a net $7.8 million in debt principal repayments.

OBLIGATIONS AND COMMITMENTS

Debt

As of December 31, 2024, the Company had $2.5 billion of principal amount of debt outstanding. Note 6 — Debt in the Notes to Consolidated Financial Statements provides additional information regarding the Company's outstanding debt obligations. From time to time, the Company may seek to retire or repurchase its outstanding debt through various methods including open market repurchases, negotiated block transactions, or otherwise, all or some of which may be effected through Rule 10b5-1 plans. Such transactions, if any, depend on prevailing market conditions, our liquidity and capital requirements, contractual restrictions, and other factors, and may involve material amounts.

Off-Balance Sheet Arrangements

Through December 31, 2024, the Company has not entered into any material off-balance sheet arrangements or transactions with unconsolidated entities or other persons.

Contractual Cash Commitments

The table below summarizes the Company's future contractual cash commitments as of December 31, 2024 (in thousands).

Commitment Description	Due In Less Than 1 Year	Due In 2-3 Years	Due In 4-5 Years	Due In More Than 5 Years	Total
Debt – principal, interest, and commitment fees (1)	$ 105,055	$ 213,326	$ 1,827,149	$ 830,001	$ 2,975,531
Operating leases (2)	122,111	197,949	85,313	130,261	535,634
Deferred compensation arrangements (3)	12,876	20,595	14,490	100,603	148,564
Other (4)	52,748	117,091	215,058	61,296	446,193
Totals	$ 292,790	$ 548,961	$ 2,142,010	$ 1,122,161	$ 4,105,922

(1) Principal repayments of the Company's debt obligations were classified in the above table based on the contractual repayment dates. Interest payments were based on the effective interest rates as of December 31, 2024. Commitment fees were based on unused balances and commitment rates as of December 31, 2024. Note 6 — Debt in the Notes to Consolidated Financial Statements provides information regarding the Company's debt obligations and interest rate swap contracts.

(2) The Company leases various facilities, automobiles, computer equipment and other assets under non-cancelable operating lease agreements expiring between 2025 and 2038. The total commitment excludes approximately $145.5 million of estimated future cash receipts from the Company's subleasing arrangements. Note 1 — Business and Significant Accounting Policies and Note 7 — Leases in the Notes to Consolidated Financial Statements provide additional information regarding the Company's leases.

(3) The Company has supplemental deferred compensation arrangements with certain of its employees. Amounts payable with known payment dates have been classified in the above table based on those scheduled payment dates. Amounts payable whose payment dates are unknown have been included in the Due In More Than 5 Years category because the Company cannot determine when the amounts will be paid. Note 15 — Employee Benefits in the Notes to Consolidated Financial Statements provides additional information regarding the Company's supplemental deferred compensation arrangements.

(4) Other includes: (i) contractual commitments (a) for software, telecom and other services and (b) to secure sites for our Conferences business; and (ii) projected cash contributions to the Company's defined benefit pension plans. Note 15 — Employee Benefits in the Notes to Consolidated Financial Statements provides additional information regarding the Company's defined benefit pension plans.

In addition to the contractual cash commitments included in the above table, the Company has other payables and liabilities that may be legally enforceable but are not considered contractual commitments. Information regarding the Company's payables and liabilities is included in Note 5 — Accounts Payable and Accrued and Other Liabilities and Note 12 — Income Taxes in the Notes to Consolidated Financial Statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

The FASB has issued accounting standards that had not yet become effective as of December 31, 2024 and may impact the Company's consolidated financial statements or its disclosures in future periods. Note 1 — Business and Significant

Accounting Policies in the Notes to Consolidated Financial Statements provides information regarding those accounting standards.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

INTEREST RATE RISK

As of December 31, 2024, the Company had $2.5 billion in total debt principal outstanding. Note 6 — Debt in the Notes to Consolidated Financial Statements provides additional information regarding the Company's outstanding debt obligations.

Approximately $274.0 million of the Company's total debt outstanding as of December 31, 2024 was based on a floating base rate of interest, which potentially exposes the Company to increases in interest rates. However, we reduce our overall exposure to interest rate increases through our interest rate swap contract, which effectively converts the floating base interest rates on all of our variable rate borrowings to fixed rates.

FOREIGN CURRENCY RISK

A significant portion of our revenues are typically derived from sales outside of the United States. Among the major foreign currencies in which we conduct business are the Euro, the British Pound, the Japanese Yen, the Australian dollar and the Canadian dollar. The reporting currency of our Consolidated Financial Statements is the U.S. dollar. As the values of the foreign currencies in which we operate fluctuate over time relative to the U.S. dollar, the Company is exposed to both foreign currency translation and transaction risk.

Translation risk arises as our foreign currency assets and liabilities are translated into U.S. dollars because the functional currencies of our foreign operations are generally denominated in the local currency. Adjustments resulting from the translation of these assets and liabilities are deferred and recorded as a component of stockholders' equity. A measure of the potential impact of foreign currency translation can be determined through a sensitivity analysis of our cash and cash equivalents. At December 31, 2024, we had $1.9 billion of cash and cash equivalents, with a substantial portion denominated in foreign currencies. If the exchange rates of the foreign currencies we hold all changed in comparison to the U.S. dollar by 10%, the amount of cash and cash equivalents we would have reported on December 31, 2024 could have increased or decreased by approximately $78.6 million. The translation of our foreign currency revenues and expenses historically has not had a material impact on our consolidated earnings because movements in and among the major currencies in which we operate tend to impact our revenues and expenses fairly equally. However, our earnings could be impacted during periods of significant exchange rate volatility, or when some or all of the major currencies in which we operate move in the same direction against the U.S. dollar.

Transaction risk arises when we enter into a transaction that is denominated in a currency that may differ from the local functional currency. As these transactions are translated into the local functional currency, a gain or loss may result, which is recorded in current period earnings. We typically enter into foreign currency forward exchange contracts to mitigate the effects of some of this foreign currency transaction risk. Our outstanding foreign currency forward exchange contracts as of December 31, 2024 had an immaterial net unrealized loss.

CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of short-term, highly liquid investments classified as cash equivalents, fees receivable, interest rate swap contracts and foreign currency forward exchange contracts. The majority of the Company's cash and cash equivalents, interest rate swap contracts and foreign currency forward exchange contracts are with large investment grade commercial banks. Fees receivable balances deemed to be collectible from customers have limited concentration of credit risk due to our diverse customer base and geographic dispersion.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our financial statements for 2024, 2023 and 2022, together with the reports of KPMG LLP, our independent registered public accounting firm, are included herein in this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

DISCLOSURE CONTROLS AND PROCEDURES

We have established disclosure controls and procedures that are designed to ensure that the information we are required to disclose in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and such information is accumulated and communicated to our executive management team, including our chief executive officer and our chief financial officer, to allow timely decisions regarding required disclosure.

Management conducted an evaluation, as of December 31, 2024, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, under the supervision and with the participation of our chief executive officer and chief financial officer. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2024, the Company's disclosure controls and procedures were effective..

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Gartner management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Gartner's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth in the *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment was reviewed with the Audit Committee of the Board of Directors.

Based on its assessment of internal control over financial reporting, management has concluded that, as of December 31, 2024, Gartner's internal control over financial reporting was effective. The effectiveness of management's internal control over financial reporting as of December 31, 2024 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this Annual Report on Form 10-K in Part IV, Item 15.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

Insider Trading Arrangements

No director or Section 16 officer adopted or terminated a trading arrangement intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or a non-Rule 10b5–1 trading arrangement during the three months ended December 31, 2024.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required to be furnished pursuant to this item is incorporated by reference from the information set forth under the captions "The Board of Directors," "Proposal One: Election of Directors," "Executive Officers," "Corporate Governance," "Delinquent Section 16(a) Reports" (if necessary) and "Proxy and Voting Information — Available Information" in the Company's 2025 Proxy Statement. See also Item 1. Business — Available Information.

ITEM 11. EXECUTIVE COMPENSATION.

The information required to be furnished pursuant to this item is incorporated by reference from the information set forth under the captions "Compensation Discussion & Analysis," "Compensation Tables and Narrative Disclosures," "Compensation Committee Report," "The Board of Directors - Compensation of Directors," "The Board of Directors - Director Compensation Table," "Corporate Governance - Risk Oversight - Risk Assessment of Compensation Policies and Practices," and "Corporate Governance - Compensation Committee" in the Company's 2025 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required to be furnished pursuant to this item is incorporated by reference from the information set forth under the captions "Compensation Tables and Narrative Disclosures — Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in the Company's 2025 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required to be furnished pursuant to this item is incorporated by reference from the information set forth under the captions "Transactions With Related Persons" and "Corporate Governance — Director Independence" in the Company's 2025 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required to be furnished pursuant to this item is incorporated by reference from the information set forth under the caption "Proposal Three: Ratification of Appointment of Independent Registered Public Accounting Firm" in the Company's 2025 Proxy Statement.

PART IV

ITEM **15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.**

(a) 1. and 2. Financial Statements and Schedules

The reports of our independent registered public accounting firm and financial statements listed in the Index to Consolidated Financial Statements herein are filed as part of this report.

All financial statement schedules not listed in the Index have been omitted because the information required is not applicable or is shown in the consolidated financial statements or notes thereto.

3. Exhibits

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
3.1(1)	Restated Certificate of Incorporation of the Company.
3.2(16)	By-laws of Gartner, Inc. (as amended and restated through October 31, 2024).
4.1(3)	Indenture (including form of Notes), dated as of June 22, 2020, among Gartner, Inc., the guarantors named therein and U.S. Bank National Association, as a trustee, relating to the $800,000,000 aggregate principal amount of 4.500% Senior Notes due 2028.
4.2(4)	Indenture (including form of Notes), dated as of September 28, 2020, among Gartner, Inc., the guarantors named therein and U.S. Bank National Association, as a trustee, relating to the $800,000,000 aggregate principal amount of 3.750% Senior Notes due 2030.
4.3(5)	Indenture (including form of Notes), dated as of June 18, 2021, among Gartner, Inc., the guarantors named therein and U.S. Bank National Association, as a trustee, relating to the $600,000,000 aggregate principal amount of 3.625% Senior Notes due 2029.
4.4(6)+	Description of Gartner, Inc.'s Common Stock.
10.1(13)	Credit Amendment, dated as of March 26, 2024, among Gartner, Inc., the lender party thereto and JPMorgan Chase Bank, N.A., as administrative agent.
10.2(12)	Executive Performance Bonus Plan, effective January 1, 2024.
10.3(14)+	2011 Employee Stock Purchase Plan, as amended and restated, as of May 1, 2024.
10.4(10)+	Long-Term Incentive Plan, June 1, 2023 Amendment and Restatement.
10.5(7)+	Second Amended and Restated Employment Agreement between Eugene A. Hall and the Company dated as of February 14, 2019.
10.6(2)+	Amendment to Employment Agreement between Eugene A. Hall and the Company dated as of April 29, 2021.
10.7(17)+	Second Amendment to Employment Agreement between Eugene A. Hall and the Corporation effective as of July 1, 2024.
10.8(8)+	Company Deferred Compensation Plan, effective January 1, 2009.
10.9(6)+	Form of 2022 Stock Appreciation Right Agreement for executive officers.
10.10(6)+	Form of 2022 Performance Stock Unit Agreement for executive officers.
10.11(11)+	Form of 2023 Stock Appreciation Right Agreement for executive officers.
10.12(11)+	Form of 2023 Performance Stock Unit Agreement for executive officers.
10.13(15)+	Form of 2024 Stock Appreciation Right Agreement for executive officers.
10.14(15)+	Form of 2024 Performance Stock Unit Agreement for executive officers.
10.15(15)+	Form of Restricted Stock Unit Agreement for executive officers.
10.16+*	Form of 2025 Stock Appreciation Right Agreement for executive officers.
10.17+*	Form of 2025 Performance Stock Unit Agreement for executive officers.

10.18(9)+	Form of Restricted Stock Unit Agreement for non-employee directors.
10.19(15)+	Enhanced Executive Rewards Policy.
19.1*	Insider Trading Policy.
21.1*	Subsidiaries of Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm.
24.1*	Power of Attorney (see Signature Page).
31.1*	Certification of chief executive officer under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of chief financial officer under Section 302 of the Sarbanes-Oxley Act of 2002.
32*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.
97(15)+	Gartner, Inc. Compensation Recoupment (Clawback) Policy.
101.INS*	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
104*	Cover Page Interactive Data File, formatted in Inline XBRL (included as Exhibit 101).

*   Filed with this document.

\+   Management compensation plan or arrangement.

(1)   Incorporated by reference from the Company's Current Report on Form 8-K filed on July 6, 2005.

(2)   Incorporated by reference from the Company's Current Report on Form 8-K filed on May 5, 2021.

(3)   Incorporated by reference from the Company's Current Report on Form 8-K filed on June 23, 2020.

(4)   Incorporated by reference from the Company's Current Report on Form 8-K filed on September 28, 2020.

(5)   Incorporated by reference from the Company's Current Report on Form 8-K filed on June 21, 2021.

(6)   Incorporated by reference from the Company's Annual Report on Form 10-K filed on February 23, 2022.

(7)   Incorporated by reference from the Company's Annual Report on Form 10-K filed on February 22, 2019.

(8)   Incorporated by reference from the Company's Annual Report on Form 10-K filed on February 20, 2009.

(9)   Incorporated by reference from the Company's Quarterly Report on Form 10-Q filed on August 1, 2018.

(10)   Incorporated by reference from the Company's Proxy Statement (Schedule 14A) filed on April 17, 2023.

(11)   Incorporated by reference from the Company's Annual Report on Form 10-K filed on February 16, 2023.

(12)   Incorporated by reference from the Company's Quarterly Report on Form 10-Q filed on August 1, 2023.

(13)   Incorporated by reference from the Company's Current Report on Form 8-K filed on April 1, 2024.

(14)   Incorporated by reference from the Company's Quarterly Report on Form 10-Q filed on April 30, 2024.

(15)   Incorporated by reference from the Company's Annual Report on Form 10-K filed on February 15, 2024.

(16)   Incorporated by reference from the Company's Quarterly Report on Form 10-Q filed on November 5, 2024.

(17)   Incorporated by reference from the Company's Current Report on Form 8-K filed on July 1, 2024.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
GARTNER, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

All financial statement schedules have been omitted because the information required is not applicable or is shown in the Consolidated Financial Statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Gartner, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Gartner, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 13, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of tax benefits on intercompany transfer of intellectual property

As discussed in Note 1 to the consolidated financial statements, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained based on the technical merits of the position. Recognized tax positions are measured at the largest amount of benefit with greater than a 50 percent likelihood of being realized. As discussed in Note 12, in December 2024, the Company completed an intercompany transfer of certain intellectual property. As a result, the Company recorded a deferred tax asset of approximately $163.2 million. The deferred tax asset represents the value of future tax deductions for amortization of the assets in the acquiring jurisdiction. These amounts have been reduced for associated unrecognized tax benefits.

We identified the assessment of tax benefits related to the December 2024 intercompany transfer of intellectual property as a critical audit matter. Subjective and complex auditor judgment was required in evaluating the tax position in accordance with tax laws and the valuation and measurement of the uncertain tax position based on the tax benefits more likely than

not to be realized. The future revenue forecasts and the discount rate used by the Company to estimate the fair value of the intellectual property and to measure the uncertain tax position involved significant judgments that could have a material effect on the value of the deferred tax asset recognized. Specialized skills and knowledge were required to evaluate the tax position in accordance with tax laws, as well as the reasonableness of the discount rate and measurement of the uncertain tax position.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process for recognizing tax benefits. This included controls related to the evaluation of the tax position in accordance with tax laws, and the selection of the future revenue forecasts and the discount rate used in the valuation and measurement of the uncertain tax position. We evaluated the Company's future revenue forecast assumptions by comparing the assumptions to the entity's historical revenue growth rates, to third-party analyst projections for the Company, and to third-party projected industry-wide revenue growth rates. We compared the Company's historical revenue forecasts to actual results to assess the Company's ability to accurately forecast. We involved tax and transfer pricing professionals with specialized skills and knowledge, who assisted in evaluating the tax position in accordance with tax laws and the measurement of the uncertain tax position by evaluating the Company's assessment of the technical tax merits applicable to the transaction, the more-likely-than-not recognition and measurement thresholds, and the Company's application of the relevant tax laws. We involved transfer pricing and valuation professionals with specialized skills and knowledge, who assisted in evaluating the reasonableness of the discount rate, and the valuation and measurement of the uncertain tax position by:

- comparing the discount rate to a range of discount rates that was independently developed using publicly available market data.

- developing an independent estimate of value of the uncertain tax position using the Company's forecasts and the independently developed range of discount rates and comparing it to the uncertain tax position recognized by the Company.

/s/ KPMG LLP

We have served as the Company's auditor since 1996.

New York, New York
February 13, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Gartner, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Gartner, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 13, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

New York, New York
February 13, 2025

GARTNER, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	December 31,	
	2024	**2023**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,933,147	$ 1,318,999
Fees receivable, net of allowances of $8,500 and $9,000, respectively	1,696,225	1,601,228
Deferred commissions	413,914	380,479
Prepaid expenses and other current assets	153,245	127,180
Total current assets	4,196,531	3,427,886
Property, equipment and leasehold improvements, net	242,968	262,718
Operating lease right-of-use assets	257,419	366,809
Goodwill	2,930,205	2,937,260
Intangible assets, net	409,689	501,958
Other assets	497,859	339,288
Total Assets	$ 8,534,671	$ 7,835,919
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,206,089	$ 1,127,604
Deferred revenues	2,762,927	2,640,515
Current portion of long-term debt	—	9,600
Total current liabilities	3,969,016	3,777,719
Long-term debt, net of deferred financing fees	2,459,915	2,448,696
Operating lease liabilities	339,779	513,406
Other liabilities	406,792	415,464
Total Liabilities	7,175,502	7,155,285
Stockholders' Equity:		
Preferred stock:		
$0.01 par value, authorized 5,000,000 shares; none issued or outstanding	—	—
Common stock:		
$0.0005 par value, 250,000,000 shares authorized; 163,602,067 shares issued for both periods	82	82
Additional paid-in capital	2,497,130	2,320,289
Accumulated other comprehensive loss, net	(88,333)	(76,331)
Accumulated earnings	5,993,007	4,739,292
Treasury stock, at cost, 86,222,214 and 85,264,526 common shares, respectively	(7,042,717)	(6,302,698)
Total Stockholders' Equity	1,359,169	680,634
Total Liabilities and Stockholders' Equity	$ 8,534,671	$ 7,835,919

See Notes to Consolidated Financial Statements.

GARTNER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

| | Year Ended December 31, | | |
	2024	2023	2022
Revenues:			
Research	$ 5,125,650	$ 4,887,046	$ 4,604,791
Conferences	583,224	505,164	389,273
Consulting	558,537	514,746	481,782
Total revenues	6,267,411	5,906,956	5,475,846
Costs and expenses:			
Cost of services and product development	2,023,022	1,903,240	1,693,771
Selling, general and administrative	2,884,814	2,701,542	2,480,944
Depreciation	112,083	98,645	93,410
Amortization of intangibles	90,232	92,458	98,536
Acquisition and integration charges	973	9,587	9,079
Gain from sale of divested operation	—	(135,410)	—
Total costs and expenses	5,111,124	4,670,062	4,375,740
Operating income	1,156,287	1,236,894	1,100,106
Interest income	61,558	38,526	4,880
Interest expense	(131,046)	(132,772)	(126,203)
Gain on event cancellation insurance claims	300,000	3,077	—
Other income, net	575	1,404	48,412
Income before income taxes	1,387,374	1,147,129	1,027,195
Provision for income taxes	133,659	264,663	219,396
Net income	$ 1,253,715	$ 882,466	$ 807,799
Net income per share:			
Basic	$ 16.12	$ 11.17	$ 10.08
Diluted	$ 16.00	$ 11.08	$ 9.96
Weighted average shares outstanding:			
Basic	77,785	79,004	80,178
Diluted	78,338	79,680	81,067

See Notes to Consolidated Financial Statements.

GARTNER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(IN THOUSANDS)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income	$ 1,253,715	$ 882,466	$ 807,799
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	(26,881)	11,677	(39,679)
Interest rate swaps - net change in deferred gain or loss	14,362	15,086	17,075
Pension plans - net change in deferred actuarial gain or loss	517	(1,484)	2,425
Other comprehensive income (loss), net of tax	(12,002)	25,279	(20,179)
Comprehensive income	$ 1,241,713	$ 907,745	$ 787,620

See Notes to Consolidated Financial Statements.

GARTNER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss, Net	Accumulated Earnings	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2021	$ 82	$2,074,896	$ (81,431)	$ 3,049,027	$ (4,671,516)	$ 371,058
Net income	—	—	—	807,799	—	807,799
Other comprehensive loss	—	—	(20,179)	—	—	(20,179)
Issuances under stock plans	—	14,142	—	—	8,154	22,296
Common share repurchases	—	—	—	—	(1,043,742)	(1,043,742)
Stock-based compensation expense	—	90,566	—	—	—	90,566
Balance at December 31, 2022	82	2,179,604	(101,610)	3,856,826	(5,707,104)	227,798
Net income	—	—	—	882,466	—	882,466
Other comprehensive income	—	—	25,279	—	—	25,279
Issuances under stock plans	—	10,844	—	—	14,368	25,212
Common share repurchases (including excise tax)	—	—	—	—	(609,962)	(609,962)
Stock-based compensation expense	—	129,841	—	—	—	129,841
Balance at December 31, 2023	82	2,320,289	(76,331)	4,739,292	(6,302,698)	680,634
Net income	—	—	—	1,253,715	—	1,253,715
Other comprehensive loss	—	—	(12,002)	—	—	(12,002)
Issuances under stock plans	—	22,057	—	—	6,227	28,284
Common share repurchases (including excise tax)	—	—	—	—	(746,246)	(746,246)
Stock-based compensation expense	—	154,784	—	—	—	154,784
Balance at December 31, 2024	$ 82	$2,497,130	$ (88,333)	$ 5,993,007	$ (7,042,717)	$ 1,359,169

See Notes to Consolidated Financial Statements.

GARTNER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,		
	2024	**2023**	**2022**
Operating activities:			
Net income	$ 1,253,715	$ 882,466	$ 807,799
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	202,315	191,103	191,946
Stock-based compensation expense	154,784	129,841	90,566
Deferred taxes	(162,081)	(64,173)	(30,702)
Gain from sale of divested operation	—	(135,410)	—
Loss on impairment of lease related assets, net	10,909	20,368	53,970
Reduction in the carrying amount of operating lease right-of-use assets	65,742	70,207	70,086
Amortization and write-off of deferred financing fees	4,591	4,689	4,574
Gain on de-designated swaps	(3,870)	(3,925)	(52,308)
Changes in assets and liabilities, net of acquisitions and divestitures:			
Fees receivable, net	(137,768)	(24,662)	(240,696)
Deferred commissions	(41,555)	(13,716)	5,574
Prepaid expenses and other current assets	(28,933)	(7,893)	(3,039)
Other assets	(43,503)	(34,528)	8,440
Deferred revenues	181,180	169,917	297,124
Accounts payable and accrued and other liabilities	29,396	(28,547)	(101,912)
Cash provided by operating activities	1,484,922	1,155,737	1,101,422
Investing activities:			
Additions to property, equipment and leasehold improvements	(101,737)	(103,124)	(108,050)
Acquisitions - cash paid (net of cash acquired)	(2,000)	(3,800)	(9,508)
Proceeds from sale of divested operation	—	161,081	—
Cash (used in) provided by investing activities	(103,737)	54,157	(117,558)
Financing activities:			
Proceeds from employee stock purchase plan	28,187	25,107	22,231
Payments for deferred financing fees	(2,972)	—	—
Proceeds from revolving credit facility	274,400	—	—
Payments on borrowings	(274,400)	(7,800)	(5,931)
Purchases of treasury stock	(735,358)	(606,188)	(1,043,742)
Cash used in financing activities	(710,143)	(588,881)	(1,027,442)
Net increase (decrease) in cash and cash equivalents and restricted cash	671,042	621,013	(43,578)
Effects of exchange rates on cash and cash equivalents and restricted cash	(57,494)	(13)	(18,425)
Cash and cash equivalents and restricted cash, beginning of year	1,319,599	698,599	760,602
Cash and cash equivalents and restricted cash, end of year	$ 1,933,147	$ 1,319,599	$ 698,599
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 100,085	$ 119,038	$ 112,825
Income taxes, net of refunds received	$ 312,894	$ 306,682	$ 174,802

See Notes to Consolidated Financial Statements.

GARTNER, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Business and Significant Accounting Policies

Business. Gartner, Inc. (NYSE: IT) delivers actionable, objective insight that drives smarter decisions and stronger performance on an organization's mission-critical priorities.

We are a trusted advisor and an objective resource for nearly 14,000 enterprises in approximately 90 countries and territories — across all major functions, in every industry and enterprise size.

Segments. Gartner delivers its products and services globally through three business segments – Research, Conferences and Consulting. Note 9 — Revenue and Related Matters and Note 16 — Segment Information describe the products and services offered by each of our segments and provide additional financial information for those segments.

Basis of presentation. The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), as defined in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), for financial information and with the applicable instructions of U.S. Securities and Exchange Commission ("SEC") Regulation S-X.

The fiscal year of Gartner is the twelve-month period from January 1 through December 31. All references to 2024, 2023 and 2022 herein refer to the fiscal year unless otherwise indicated. When used in these notes, the terms "Gartner," the "Company," "we," "us" or "our" refer to Gartner, Inc. and its consolidated subsidiaries.

Principles of consolidation. The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of estimates. The preparation of the accompanying Consolidated Financial Statements requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of fees receivable, goodwill, intangible assets, deferred tax assets and other long-lived assets, as well as tax accruals and other liabilities. In addition, estimates are used in revenue recognition, income tax expense or benefit, performance-based compensation charges, depreciation and amortization. Management believes its use of estimates in the accompanying Consolidated Financial Statements to be reasonable.

Management continually evaluates and revises its estimates using historical experience and other factors, including the general economic environment and actions it may take in the future. Management adjusts these estimates when facts and circumstances dictate. However, these estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on management's best judgment at a point in time. As a result, differences between our estimates and actual results could be material and would be reflected in the Company's Consolidated Financial Statements in future periods.

Business acquisitions. The Company accounts for business acquisitions in accordance with the acquisition method of accounting as prescribed by FASB ASC Topic 805, *Business Combinations*. The acquisition method of accounting requires the Company to record the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with certain exceptions. Any excess of the consideration transferred over the estimated fair value of the net assets acquired, including identifiable intangible assets, is recorded as goodwill. Under the acquisition method, the operating results of acquired companies are included in the Company's Consolidated Financial Statements beginning on the date of acquisition. The Company completed business acquisitions in 2023 and 2022. Note 2 — Acquisitions and Divestiture provides additional information regarding those business acquisitions.

The determination of the fair values of intangible and other assets acquired in an acquisition requires management judgment and the consideration of a number of factors, including the historical financial performance of acquired businesses and their projected future performance, and estimates surrounding customer turnover, as well as assumptions regarding the level of competition and the costs necessary to reproduce certain assets. Establishing the useful lives of intangible assets also requires management judgment and the evaluation of a number of factors, including the expected use of an asset, historical client retention rates, consumer awareness and trade name history, as well as any contractual provisions that could limit or extend an asset's useful life.

Charges that are directly related to the Company's acquisitions are expensed as incurred and classified as Acquisition and integration charges in the Consolidated Statements of Operations. Note 2 — Acquisitions and Divestiture provides additional information regarding the Company's Acquisition and integration charges.

Revenue recognition. The Company's revenue by significant source is accounted for as follows:

- Research revenues are mainly derived from subscription contracts for research products. The related revenues are deferred and recognized ratably over the applicable contract term. Fees derived from assisting organizations in selecting the right business software for their needs are recognized when the leads are provided to vendors.

- Conferences revenues are deferred and recognized upon the completion of the related conference or meeting.

- Consulting revenues are principally generated from fixed fee or time and materials engagements. Revenues from fixed fee contracts are recognized as the Company works to satisfy its performance obligations. Revenues from time and materials engagements are recognized as work is delivered and/or services are provided. Revenues related to contract optimization engagements are contingent in nature and are only recognized upon satisfaction of all conditions related to their payment.

The majority of the Company's Research contracts are billable upon signing, absent special terms granted on a limited basis from time to time. Research contracts are generally non-cancellable and non-refundable, except for government contracts that may have cancellation or fiscal funding clauses. The Company generally records the amount of a subscription contract that is billable as a fee receivable at the time the contract is signed with a corresponding amount as deferred revenue because the contract represents a legally enforceable claim. Note 9 — Revenue and Related Matters provides additional information regarding the Company's business and revenues.

Allowance for losses. The Company estimates uncollectible amounts on its fees receivable using a historical loss rate method.

Cost of services and product development ("COS"*).* COS expense includes the direct costs incurred in the creation and delivery of the Company's products and services. These costs primarily relate to personnel.

Selling, general and administrative ("SG&A"*).* SG&A expense includes direct and indirect selling costs, general and administrative costs, facility costs and bad debt expense.

Commission expense. The Company records deferred commissions upon the recognition of commission liabilities, which is generally aligned with the obtaining of a customer contract or the commencement of subsequent terms in the case of multi-year contracts. The deferred amount is amortized over a period that aligns with the transfer to the customer of the services to which the commissions relate. Note 9 — Revenue and Related Matters provides additional information regarding deferred commissions and the amortization of such costs.

Stock-based compensation expense. The Company accounts for stock-based compensation awards in accordance with FASB ASC Topics 505 and 718 and SEC Staff Accounting Bulletins No. 107 and No. 110. Stock-based compensation expense for equity awards is based on the fair value of the award on the date of grant. The Company recognizes stock-based compensation expense over the period that the related service is performed, which is generally the same as the vesting period of the underlying award. Forfeitures are recognized as they occur. A change in any of the terms or conditions of stock-based compensation awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, as measured on the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes any incremental compensation expense at the modification date or ratably over the requisite remaining service period, as appropriate. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award. Note 10 — Stock-Based Compensation provides additional information regarding the Company's stock-based compensation activity.

Income taxes. The Company uses the asset and liability method of accounting for income taxes. The Company estimates its income taxes in each of the jurisdictions where it operates. This process involves estimating the Company's current tax expense or benefit together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the Consolidated Balance Sheets. When assessing the realizability of deferred tax assets, the Company considers if it is more likely than not that some or all of the deferred tax assets will not be realized. In making this assessment, the Company considers the availability of loss carryforwards, projected reversals of deferred tax liabilities, projected future taxable income, and ongoing prudent and feasible tax planning strategies. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained based on the technical merits of the position. Recognized tax positions are measured at the largest amount of benefit with greater than a 50% likelihood of being realized. The Company uses estimates in determining the amount of unrecognized tax benefits associated with uncertain tax positions. Significant judgment is required in evaluating tax law and measuring the benefits likely to be realized. Uncertain tax positions are periodically re-evaluated and adjusted as more information about their ultimate realization becomes available. Note 12 — Income Taxes provides additional information regarding the Company's income taxes.

Cash and cash equivalents and restricted cash. Cash and cash equivalents includes cash and all highly liquid investments with original maturities of three months or less, which are considered to be cash equivalents. The carrying value of cash equivalents approximates fair value due to the short-term maturity of such instruments. Investments with maturities of more than three months are classified as marketable securities. Interest earned is recorded in Interest income in the Consolidated Statements of Operations.

U.S. GAAP requires that amounts generally described as restricted cash and restricted cash equivalents be presented with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts presented on an entity's statement of cash flows. Below is a table presenting the beginning-of-period and end-of-period cash amounts from the Company's Consolidated Balance Sheets and the total cash amounts presented in the Consolidated Statements of Cash Flows (in thousands).

| | December 31, | | | |
	2024	2023	2022	2021
Cash and cash equivalents	$ 1,933,147	$ 1,318,999	$ 697,999	$ 756,493
Restricted cash classified in (1):				
Prepaid expenses and other current assets	—	600	—	4,109
Other assets	—	—	600	—
Cash and cash equivalents and restricted cash per the Consolidated Statements of Cash Flows	$ 1,933,147	$ 1,319,599	$ 698,599	$ 760,602

(1) Restricted cash consisted of an escrow account established in connection with one of the Company's business acquisitions. Generally, such cash is restricted to use due to provisions contained in the underlying acquisition agreement. During the year ended December 31, 2024, the Company paid $0.6 million of restricted cash for deferred consideration related to a 2022 acquisition.

Leases. ASC 842 requires accounting for leases under a right-of-use model whereby a lessee must record a right-of-use asset and a related lease liability on its balance sheet for most of its leases. Under ASC 842, leases are classified as either operating or finance arrangements, with such classification affecting the pattern of expense recognition in an entity's income statement. For operating leases, ASC 842 requires recognition in an entity's income statement of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. During the years ended December 31, 2024, 2023 and 2022, as a result and in consideration of the changing nature of the Company's use of office space for its workforce and the transitioning to a hybrid work environment, the Company evaluated its existing real estate lease portfolio. As a result of the evaluation, the Company recognized impairment losses of $10.9 million, $20.4 million, and $54.0 million during the years ended December 31, 2024, 2023 and 2022, respectively. Note 7 — Leases provides additional information regarding the Company's leases.

Property, equipment and leasehold improvements. Equipment, leasehold improvements and other fixed assets owned by the Company are recorded at cost less accumulated depreciation and amortization. Fixed assets, other than leasehold improvements, are depreciated using the straight-line method over the estimated useful life of the underlying asset. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the improvement or the remaining term of the related lease. Depreciation and amortization expense for fixed assets was $112.1 million, $98.6 million and $93.4 million in 2024, 2023 and 2022, respectively. Property, equipment and leasehold improvements, net are presented in the table below (in thousands).

Category	Useful Life (Years)	December 31, 2024	December 31, 2023
Computer equipment and software	2 - 7	$ 387,362	$ 320,136
Furniture and equipment	3 - 8	71,026	83,551
Leasehold improvements	2 - 15	190,451	213,205
Total cost		648,839	616,892
Less — accumulated depreciation and amortization		(405,871)	(354,174)
Property, equipment and leasehold improvements, net		$ 242,968	$ 262,718

The Company incurs costs to develop internal-use software used in its operations. Certain of those costs that meet the criteria in FASB ASC Topic 350, *Intangibles - Goodwill and Other* are capitalized and amortized over future periods. Net capitalized internal-use software development costs were $122.0 million and $105.2 million at December 31, 2024 and 2023, respectively, and are included in Computer equipment and software in the table above. Amortization expense for capitalized internal-use software development costs, which is included with Depreciation in the Consolidated Statements of Operations, totaled $60.1 million, $47.8 million and $39.6 million in 2024, 2023 and 2022, respectively.

Goodwill. Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair values of the tangible and identifiable intangible net assets acquired. Evaluations of the recoverability of goodwill are performed in accordance with FASB ASC Topic 350, which requires an annual assessment of potential goodwill impairment at the reporting unit level and whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable.

When performing the annual assessment of the recoverability of goodwill, the Company initially performs a qualitative analysis evaluating whether any events or circumstances occurred or exist that provide evidence that it is more likely than not that the fair value of any of the Company's reporting units is less than the related carrying amount. If the Company does not believe that it is more likely than not that the fair value of any of the Company's reporting units is less than the related carrying amount, then no quantitative impairment test is performed. However, if the results of the qualitative assessment indicate that it is more likely than not that the fair value of a reporting unit is less than its respective carrying amount, then the Company performs a quantitative impairment test. Evaluating the recoverability of goodwill requires judgments and assumptions regarding future trends and events. As a result, both the precision and reliability of management estimates are subject to uncertainty.

The Company's most recent annual impairment test of goodwill was a qualitative analysis conducted during the quarter ended September 30, 2024 that indicated no impairment. Subsequent to completing the 2024 annual impairment test, no events or changes in circumstances were noted that required an interim goodwill impairment test. Note 3 — Goodwill and Intangible Assets provides additional information regarding the Company's goodwill.

Finite-lived intangible assets. The Company has finite-lived intangible assets that are amortized using the straight-line method over the expected useful life of the underlying asset. Note 3 — Goodwill and Intangible Assets provides additional information regarding the Company's finite-lived intangible assets.

Impairment of long-lived assets. The Company's long-lived assets primarily consist of intangible assets other than goodwill, right-of-use assets and property, equipment and leasehold improvements. The Company reviews its long-lived asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or an asset group may not be recoverable. Such evaluation may be based on a number of factors, including current and projected operating results and cash flows, and changes in management's strategic direction as well as external economic and market factors. The Company evaluates the recoverability of assets and asset groups by determining whether their carrying values can be recovered through undiscounted future operating cash flows. If events or circumstances indicate that the carrying values might not be recoverable based on undiscounted future operating cash flows, an impairment loss may be recognized. The amount of impairment is measured based on the difference between the projected discounted future operating cash flows, using a discount rate reflecting the Company's average cost of funds, and the carrying value of the asset or asset group.

Debt. The Company presents amounts borrowed in the Consolidated Balance Sheets, net of deferred financing fees. Interest accrued on amounts borrowed is recorded as Interest expense in the Consolidated Statements of Operations. Note 6 — Debt provides additional information regarding the Company's debt arrangements.

Foreign currency exposure. The functional currency of the Company's foreign subsidiaries is typically the local currency. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates throughout the year. The resulting translation adjustments are recorded as foreign currency translation adjustments, a component of Accumulated other comprehensive loss, net within Stockholders' Equity on the Consolidated Balance Sheets.

Currency transaction gains or losses arising from transactions denominated in currencies other than the functional currency of a subsidiary are recognized in results of operations as part of Other income, net in the Consolidated Statements of Operations. The Company had net currency transaction (losses) / gains of $(6.9) million, $(6.0) million and $25.6 million in 2024, 2023 and 2022, respectively. The Company enters into foreign currency forward exchange contracts to mitigate the effects of adverse fluctuations in foreign currency exchange rates on certain transactions. Those contracts generally have short durations and are recorded at fair value with both realized and unrealized gains and losses recorded in Other income, net. The net gain / (loss) from foreign currency forward exchange contracts was $2.5 million, $1.9 million and $(31.9) million in 2024, 2023 and 2022, respectively. Note 13 — Derivatives and Hedging provides additional information regarding the Company's foreign currency forward exchange contracts.

Fair value disclosures. The Company has a limited number of assets and liabilities that are adjusted to fair value at each balance sheet date. The Company's required fair value disclosures are provided at Note 14 — Fair Value Disclosures.

Concentrations of credit risk. Assets that may subject the Company to concentration of credit risk consist primarily of short-term, highly liquid investments classified as cash equivalents, fees receivable, contract assets, interest rate swaps and a pension reinsurance asset. The majority of the Company's cash equivalent investments and its interest rate swap contracts are with investment grade commercial banks. Fees receivable and contract asset balances deemed to be collectible from customers have limited concentration of credit risk due to the Company's diverse customer base and geographic dispersion. The Company's pension reinsurance asset (see Note 15 — Employee Benefits) is maintained with a large international insurance company that was rated investment grade as of December 31, 2024 and 2023.

Stock repurchase programs. The Company records the cost to repurchase shares of its own common stock as treasury stock. Shares repurchased by the Company are added to treasury shares and are not retired. Note 8 — Stockholders' Equity provides additional information regarding the Company's common stock repurchase activity.

Gain on event cancellation insurance claims. During the year ended December 31, 2024, the Company received $300.0 million in proceeds from a settlement agreement to resolve litigation concerning the Company's event cancellation insurance for 2020 and 2021. The settlement resolved all remaining 2020 and 2021 event cancellation insurance claims. The Company received $3.1 million in proceeds during the year ended December 31, 2023 related to 2020 conference cancellation insurance claims. The Company does not record any gain on insurance claims in excess of expenses incurred until the receipt of the insurance proceeds is deemed to be realizable.

Adoption of new accounting standard. The Company adopted the accounting standard described below during 2024.

Segment Reporting— In November 2023, the FASB issued ASU 2023-07, *Segment Reporting: Improvements in Reportable Segment Disclosures* ("ASU No. 2023-07"). The amendments in the ASU are expected to improve disclosures about a public entity's reportable segments and addresses requests from investors and other allocators of capital for additional, more detailed information about a reportable segment's expenses. ASU 2023-07 requires public companies to disclose, on an annual and interim basis, significant expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit and loss. The amendments in the ASU require that a public company provide all annual disclosures about a reportable segment's profit or loss and assets currently required under ASC 280 in interim periods. The amendments in the ASU also require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the significant expenses disclosed and each reported measure of segment profit or loss. The amendments in the ASU, among other items, also requires that a public company disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The ASU applies to all public entities that are required to report segment information in accordance with Topic 280. All public entities will be required to report segment information in accordance with the new guidance starting in annual periods beginning after December 15, 2023. The Company adopted ASU 2023-07 effective with the 2024 10-K and the adoption only impacted its disclosures with no impacts to the Company's results of operations, cash flows, or financial condition.

Accounting standards issued but not yet adopted. The FASB has issued accounting standards that have not yet become effective as of December 31, 2024 and may impact the Company's Consolidated Financial Statements or related disclosures in future periods. The standards and their potential impacts are discussed below.

Income Taxes— In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures* ("ASU No. 2023-09"). The amendments in this ASU are expected to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 requires entities to enhance income tax disclosures primarily related to the rate reconciliation and income taxes paid information. Companies will need to disaggregate the disclosure of income taxes paid (net of refunds received) by federal, state, and foreign taxes on an annual basis. Additionally, on an annual basis, companies would disclose income taxes paid disaggregated by individual jurisdiction using a quantitative threshold of 5% of total income taxes paid. Public business entities would also be required to provide, on an annual basis, rate reconciliation information by specific categories, including state and local income tax, the effect of cross-border tax laws, foreign tax effects, changes in prior year unrecognized tax benefits, and tax credits, among others. Additionally, some categories would then require disaggregation based on a quantitative threshold of 5%. The foreign tax effect category requires disaggregation by both jurisdiction and nature. The ASU also requires additional qualitative disclosures. All public entities will be required to report income tax information in accordance with the new guidance starting in annual periods beginning after December 15, 2024. The Company expects this ASU to only impact its disclosures with no impacts to the Company's results of operations, cash flows, or financial condition.

Income Statement— In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures* ("ASU No. 2024-03"). The amendments in this ASU are expected to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses (including employee compensation, depreciation and amortization) in commonly presented expense captions (such as cost of sales, SG&A and research and development). ASU 2024-03 will require a quantitative disclosure of the components of each income statement line item (e.g., cost of services and product development and selling, general and administrative expenses). It will also require entities to disclose the total amount of selling expenses, and, on an annual basis, an entity's definition of selling expenses. The amendments are effective for annual periods with fiscal years beginning after December 15, 2026, and interim periods in fiscal years beginning after December 15, 2027. The Company expects this ASU to only impact its disclosures with no impacts to the Company's results of operations, cash flows, or financial condition.

Note 2 — Acquisitions and Divestiture

Acquisitions

Year Ended December 31, 2023

In September 2023, the Company acquired 100% of a formerly independent sales agent of Gartner research products in the Czech Republic for an aggregate purchase price of $7.9 million, including cash acquired and deferred consideration. During the year ended December 31, 2024, the Company paid $2.0 million of deferred consideration.

Year Ended December 31, 2022

In October 2022, the Company acquired 100% of the outstanding capital stock of UpCity, Inc. ("UpCity"), a privately-held company based in Chicago, Illinois, for an aggregate purchase price of $6.4 million. UpCity's online marketplace helps small businesses by connecting them to ratings and reviews of more than 50,000 B2B service providers.

Divestiture

In February 2023, the Company completed the sale of a non-core business, TalentNeuron, for approximately $161.1 million after consideration of post-close adjustments. The Company recorded a pre-tax gain of $135.4 million on the sale of TalentNeuron, which is included in Gain from sale of divested operation in the Consolidated Statement of Operations for the year ended December 31, 2023. TalentNeuron was included in the Company's Research segment.

Acquisition and Integration Charges

The Company recognized $1.0 million, $9.6 million and $9.1 million of Acquisition and integration charges during 2024, 2023 and 2022, respectively. Acquisition and integration charges reflect additional costs and expenses resulting from the Company's acquisitions and divestitures and include, among other items, professional fees and personnel related expenses.

Note 3 — Goodwill and Intangible Assets

Goodwill. The table below presents changes to the carrying amount of goodwill by segment during the two-year period ended December 31, 2024 (in thousands).

	Research	Conferences	Consulting	Total
Balance at December 31, 2022 (1)	$ 2,651,193	$ 183,951	$ 95,067	$ 2,930,211
Additions due to an acquisition (2)	4,176	—	—	4,176
Foreign currency translation impact	2,180	46	647	2,873
Balance at December 31, 2023 (1)	2,657,549	183,997	95,714	2,937,260
Foreign currency translation impact	(6,568)	(77)	(410)	(7,055)
Balance at December 31, 2024 (1)	$ 2,650,981	$ 183,920	$ 95,304	$ 2,930,205

(1) The Company does not have any accumulated goodwill impairment losses.
(2) The additions were due to the acquisition of an independent sales agent in September 2023. See Note 2 — Acquisitions and Divestiture for additional information.

Finite-lived intangible assets. Changes in finite-lived intangible assets during the two-year period ended December 31, 2024 are presented in the tables below (in thousands).

December 31, 2024	Customer Relationships	Technology-related	Other	Total
Gross cost at December 31, 2023	1,077,183	11,200	10,200	$ 1,098,583
Intangible assets fully amortized	—	(11,200)	—	(11,200)
Foreign currency translation impact	(5,266)	—	—	(5,266)
Gross cost	1,071,917	—	10,200	1,082,117
Accumulated amortization (2)	(665,131)	—	(7,297)	(672,428)
Balance at December 31, 2024	$ 406,786	$ —	$ 2,903	$ 409,689

December 31, 2023	Customer Relationships	Technology-related	Other	Total
Gross cost at December 31, 2022	$ 1,060,541	$ 11,200	$ 10,436	$ 1,082,177
Additions due to an acquisition (1)	990	—	—	990
Intangible assets fully amortized	(987)	(39)	(236)	(1,262)
Foreign currency translation impact	16,639	39	—	16,678
Gross cost	1,077,183	11,200	10,200	1,098,583
Accumulated amortization (2)	(580,937)	(9,333)	(6,355)	(596,625)
Balance at December 31, 2023	$ 496,246	$ 1,867	$ 3,845	$ 501,958

(1) The additions were due to the acquisition of an independent sales agent in September 2023. See Note 2 — Acquisitions and Divestiture for additional information.
(2) Finite-lived intangible assets are amortized using the straight-line method over the following periods: Customer relationships—6 to 13 years; Technology-related—3 to 7 years; and Other —4 to 11 years.

Amortization expense related to finite-lived intangible assets was $90.2 million, $92.5 million and $98.5 million in 2024, 2023 and 2022, respectively. The estimated future amortization expense by year for finite-lived intangible assets is presented in the table below (in thousands).

2025		$	81,066
2026			78,391
2027			77,783
2028			76,311
2029			76,233
2030			19,905
		$	409,689

Note 4 — Other Assets

The Company's other assets are summarized in the table below (in thousands).

	December 31,			
		2024		**2023**
Benefit plan-related assets	$	155,998	$	124,298
Non-current deferred tax assets		262,757		144,714
Other		79,104		70,276
Total other assets	$	497,859	$	339,288

Note 5 — Accounts Payable and Accrued and Other Liabilities

The Company's Accounts payable and accrued liabilities are summarized in the table below (in thousands).

	December 31,			
		2024		**2023**
Accounts payable	$	55,793	$	63,139
Payroll and employee benefits payable		247,043		243,338
Bonus payable		291,484		279,482
Commissions payable		184,861		165,898
Income tax payable		38,690		72,181
VAT payable		64,501		60,709
Current portion of operating lease liabilities		100,312		98,493
Other accrued liabilities		223,405		144,364
Total accounts payable and accrued liabilities	$	1,206,089	$	1,127,604

The Company's Other liabilities are summarized in the table below (in thousands).

	December 31,			
		2024		**2023**
Non-current deferred revenues	$	27,389	$	33,490
Long-term taxes payable		122,126		114,467
Benefit plan-related liabilities		183,720		157,033
Non-current deferred tax liabilities		48,742		86,550
Other		24,815		23,924
Total other liabilities	$	406,792	$	415,464

Note 6 — Debt

The Company's total outstanding borrowings are summarized in the table below (in thousands).

Description		December 31,		
		2024		**2023**
2024 Credit Agreement - Revolving credit facility (1), (2)	$	274,400	$	—
2020 Credit Agreement -Term loan facility				274,400
2020 Credit Agreement - Revolving credit facility		—		—
4.50% Senior Notes due 2028 ("2028 Notes")		800,000		800,000
3.625% Senior Notes due 2029 ("2029 Notes")		600,000		600,000
3.75% Senior Notes due 2030 ("2030 Notes")		800,000		800,000
Other (3)		5,000		5,000
Principal amount outstanding (4)		2,479,400		2,479,400
Less: deferred financing fees (5)		(19,485)		(21,104)
Net balance sheet carrying amount	$	2,459,915	$	2,458,296

(1) The contractual annualized interest rate as of December 31, 2024 on the 2024 Credit Agreement was 5.73%, which consisted of Term Secured Overnight Financing Rate ("SOFR") of 4.375% plus a margin of 1.350%. However, the Company has an interest rate swap contracts that effectively converts the floating SOFR on outstanding amounts to a fixed base rate.
(2) The Company had approximately $0.7 billion of available borrowing capacity on the 2024 Credit Agreement revolver (not including the expansion feature) as of December 31, 2024.
(3) Consists of a State of Connecticut economic development loan originated in 2019 with a 10-year maturity and bears interest at a fixed rate of 1.75%. This loan may be repaid at any time by the Company without penalty.
(4) The weighted average annual effective rate on the Company's outstanding debt for 2024, including the effects of its interest rate swaps discussed below, was 4.97%.
(5) Deferred financing fees are being amortized to Interest expense over the term of the related debt obligation.

2024 Credit Agreement

On March 26, 2024, the Company entered into a Credit Agreement (the "2024 Credit Agreement") among the Company, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (the "Administrative Agent").

The 2024 Credit Agreement provides for a $1.0 billion senior unsecured five-year revolving facility. The facility may be increased, at the Company's option and under certain conditions, by up to an additional $750 million in the aggregate. The facility may be used for revolving loans, and up to $75.0 million may be used for letters of credit. The revolving loans may be borrowed, repaid and re-borrowed until March 26, 2029, at which time all amounts borrowed must be repaid, subject to customary extension mechanics.

On March 26, 2024, the Company borrowed $274.4 million under the 2024 Credit Agreement. The initial borrowing was used to repay the outstanding amounts under the 2020 Credit Agreement. Additional amounts borrowed under the 2024 Credit Agreement will be used for working capital needs and general corporate purposes of the Company and its subsidiaries, including the funding of acquisitions and investments, payment of capital expenditures and the repurchase of shares.

Interest under the revolving facility accrues, at a variable rate, based on, at our option, (i) the Secured Overnight Funding Rate ("SOFR") plus a credit spread adjustment of 0.10% or (ii) an alternate base rate ("Base Rate") plus, in each case, an applicable margin, and is payable monthly. The applicable margin ranges between 1.125% and 1.75%, depending on the lower rate determined by either the Company's leverage ratio or the credit rating of the Company's senior unsecured debt. At December 31, 2024, the applicable all-in margin on the revolving facility was 1.350% (including the credit spread adjustment). The commitment fee payable on the unused portion of the facility is equal to between 0.125% and 0.25% based on utilization of the facility. The Company has also agreed to pay customary letter of credit fees.

The 2024 Credit Agreement contains certain customary restrictive loan covenants, including, among others, a financial covenant requiring a maximum leverage ratio and covenants limiting the Company's ability to grant liens, make acquisitions, be acquired and the ability of the Company's subsidiaries to incur indebtedness. Subsidiaries of the Company are not required to guarantee obligations under the facility, unless such subsidiaries guarantee indebtedness in excess of a threshold set out in the 2024 Credit Agreement, subject to certain limitations and exceptions.

The 2024 Credit Agreement contains customary events of default that include, among others, non-payment of principal, interest or fees, material inaccuracy of representations and warranties, violation of covenants, cross defaults to certain other indebtedness, bankruptcy and insolvency events, ERISA defaults, material judgments, and events constituting a change of control. The occurrence of an event of default allows the lenders to terminate their obligations to lend under the 2024 Credit Agreement and could result in the acceleration of the Company's obligations under the facility.

2029 Notes

On June 18, 2021, the Company issued $600.0 million aggregate principal amount of 3.625% Senior Notes due 2029. The 2029 Notes were issued pursuant to an indenture, dated as of June 18, 2021 (the "2029 Note Indenture"), among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee.

The 2029 Notes were issued at an issue price of 100.0% and bear interest at a rate of 3.625% per annum. Interest on the 2029 Notes is payable on June 15 and December 15 of each year, beginning on December 15, 2021. The 2029 Notes will mature on June 15, 2029. The Company may redeem some or all of the 2029 Notes at any time on or after June 15, 2024 for cash at the redemption prices set forth in the 2029 Note Indenture, plus accrued and unpaid interest to, but excluding, the redemption date.

2030 Notes

On September 28, 2020, the Company issued $800.0 million aggregate principal amount of 3.75% Senior Notes due 2030. The 2030 Notes were issued pursuant to an indenture, dated as of September 28, 2020 (the "2030 Note Indenture"), among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee.

The 2030 Notes were issued at an issue price of 100.0% and bear interest at a rate of 3.75% per annum. Interest on the 2030 Notes is payable on April 1 and October 1 of each year, beginning on April 1, 2021. The 2030 Notes will mature on October 1, 2030.

The Company may redeem some or all of the 2030 Notes at any time on or after October 1, 2025 for cash at the redemption prices set forth in the 2030 Note Indenture, plus accrued and unpaid interest to, but excluding, the redemption date. Prior to October 1, 2025, the Company may redeem up to 40% of the aggregate principal amount of the 2030 Notes in connection with certain equity offerings, or some or all of the 2030 Notes with a "make-whole" premium, in each case subject to the terms set forth in the 2030 Note Indenture.

2028 Notes

On June 22, 2020, the Company issued $800.0 million aggregate principal amount of 4.50% Senior Notes due 2028. The 2028 Notes were issued pursuant to an indenture, dated as of June 22, 2020 (the "2028 Note Indenture"), among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee.

The 2028 Notes were issued at an issue price of 100.0% and bear interest at a rate of 4.50% per annum. Interest on the 2028 Notes is payable on January 1 and July 1 of each year, beginning on January 1, 2021. The 2028 Notes will mature on July 1, 2028.

The Company may redeem some or all of the 2028 Notes at any time on or after July 1, 2023 for cash at the redemption prices set forth in the 2028 Note Indenture, plus accrued and unpaid interest to, but excluding, the redemption date.

2020 Credit Agreement

Prior to entering into the 2024 Credit Agreement, the Company had a credit facility that provided for a $400.0 million Term loan facility and a $1.0 billion Revolving credit facility (the "2020 Credit Agreement"). The 2020 Credit Agreement contained certain customary restrictive loan covenants, including, among others, financial covenants that applied a maximum consolidated leverage ratio and a minimum consolidated interest expense coverage ratio. On March 26, 2024, concurrently with the Company's entry into the 2024 Credit Agreement, the Company terminated the 2020 Credit Agreement and repaid all amounts outstanding.

Interest Rate Swaps

As of December 31, 2024, the Company had one fixed-for-floating interest rate swap contract with a total notional value of $350.0 million that matures in 2025. Under the amended agreement, the Company pays a base fixed rate of 2.98% and in return receives a floating Term SOFR base rate on 30-day notional borrowings.

Effective June 30, 2020, the Company de-designated all of its interest rate swaps and discontinued hedge accounting. Accordingly, subsequent changes to the fair value of the interest rate swaps are recorded in Other income, net. The amounts previously recorded in Accumulated other comprehensive loss are amortized into Interest expense over the terms of the hedged forecasted interest payments. As of December 31, 2024, $13.2 million is remaining in Accumulated other comprehensive loss, net. See Note 13 — Derivatives and Hedging for the amounts remaining in Accumulated other comprehensive loss, net of tax effect, at December 31, 2024 and December 31, 2023. See Note 14 — Fair Value Disclosures for the determination of the fair values of Company's interest rate swaps.

Note 7 — Leases

The Company's leasing activities are primarily for facilities under cancelable and non-cancelable lease agreements expiring during 2025 and through 2038. These facilities support the Company's executive and administrative activities, research and consulting, sales, systems support, operations, and other functions. The Company also has leases for office equipment and other assets, which are not significant. Certain of the Company's lease agreements include (i) renewal options to extend the lease term for up to ten years and/or (ii) options to terminate the agreement within one year. Additionally, certain of the Company's lease agreements provide standard recurring escalations of lease payments for, among other things, increases in a lessor's maintenance costs and taxes. Under some lease agreements, the Company may be entitled to allowances, free rent, lessor-financed tenant improvements and other incentives. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company subleases certain office space that it does not intend to occupy. Such sublease arrangements expire during 2025 and through 2032 and primarily relate to facilities in Arlington, Virginia. Certain of the Company's sublease agreements: (i) include renewal and termination options; (ii) provide for customary escalations of lease payments in the normal course of business; and (iii) grant the subtenant certain allowances, free rent, Gartner-financed tenant improvements and other incentives.

Lease Accounting under ASC 842

Under ASC 842, a lease is a contract or an agreement, or a part of another arrangement, between two or more parties that, at its inception, creates enforceable rights and obligations that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration.

Right-of-use assets represent a right to use an underlying asset for the lease term and the related lease liability represents an obligation to make lease payments pursuant to the contractual terms of the lease agreement. Right-of-use assets and lease liabilities are initially recognized on the lease commencement date based on the present value of the lease payments over the lease term. For all of the Company's facilities leases, the Company accounts for both lease components and nonlease components (e.g., common area maintenance charges, etc.) as a single lease component when determining the present value of the Company's lease payments. Variable lease payments that are not dependent on an index or a rate are excluded from the determination of right-of-use assets and lease liabilities and such payments are recognized as expense in the period when the related obligation is incurred.

The Company's lease agreements do not provide implicit interest rates. Instead, the Company uses an incremental borrowing rate determined on the lease commencement date to calculate the present value of future lease payments. The incremental borrowing rate is calculated for each individual lease and represents the rate of interest that the Company would have to pay to borrow on a collateralized basis (in the currency that the lease is denominated) over a similar term an amount equal to the lease payments in a similar economic environment. Right-of-use assets also include initial direct costs incurred by the Company and lease payments made to a lessor on or before the related lease commencement date, less any lease incentives received directly from the lessor.

Certain of the Company's facility lease agreements include options to extend or terminate the lease. When it is reasonably certain that the Company will exercise a renewal or termination option, the present value of the lease payments for the affected lease is adjusted accordingly. Leases with a term of twelve months or less are accounted for in the same manner as long-term lease arrangements, including any related disclosures. Lease expense for operating leases is generally recognized on a straight-line basis over the lease term, unless the related right-of-use asset was previously impaired.

All of the Company's existing sublease arrangements have been classified as operating leases with sublease income recognized on a straight-line basis over the term of the sublease arrangement. To measure the Company's periodic sublease income, the Company elected to use a practical expedient under ASC 842 to aggregate nonlease components with the related lease components when (i) the timing and pattern of transfer for the nonlease components and the related lease components are the same and (ii) the lease components, if accounted for separately, would be classified as an operating lease. This practical expedient applies to all of the Company's existing sublease arrangements.

When the projected lease cost for the term of a sublease exceeds the anticipated sublease income for that same period, the Company treats that circumstance as an indicator that the carrying amount of the related right-of-use asset may not be fully recoverable. In those situations, the Company performs an impairment analysis and, if indicated, the Company records a charge against earnings to reduce the right-of-use asset to the amount deemed to be recoverable in the future.

On the Consolidated Balance Sheet, right-of-use assets are classified and reported in Operating lease right-of-use assets, and the related lease liabilities are included in Accounts payable and accrued liabilities (current) and Operating lease liabilities (long-term). On the Consolidated Statement of Cash Flows, the reduction in the carrying amount of right-of-use assets is presented separately and the change in operating lease liabilities is included under Accounts payable and accrued and other liabilities in the reconciliation of net income to cash provided by operating activities.

All of the Company's leasing and subleasing activities are recognized in Selling, general and administrative expense in the Consolidated Statements of Operations. The table below presents the Company's net lease cost and certain other information related to the Company's leasing activities as of and for the years ended December 31, 2024, 2023 and 2022 (dollars in thousands).

Description	Year Ended December 31,		
	2024	2023	2022
Operating lease cost (1)	$ 101,897	$ 112,948	$ 117,750
Variable lease cost (2)	23,996	22,254	15,209
Sublease income	(48,698)	(53,377)	(46,698)
Total lease cost, net (3) (4)	$ 77,195	$ 81,825	$ 86,261
Cash paid for amounts included in the measurement of operating lease liabilities	$ 147,672	$ 145,226	$ 137,399
Cash receipts from sublease arrangements	$ 46,245	$ 51,968	$ 46,159
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 28,291	$ 12,715	$ 20,597

As of December 31,	2024	2023	2022
Weighted average remaining lease term for operating leases (in years)	6.6	7.3	7.9
Weighted average discount rate for operating leases	6.4 %	6.6 %	6.6 %

(1) Included in operating lease cost was $36.4 million, $43.1 million and $41.9 million of costs for subleasing activities during 2024, 2023, and 2022 respectively.
(2) These amounts are primarily variable lease and nonlease costs that were not fixed at the lease commencement date or are dependent on something other than an index or a rate.
(3) The Company did not capitalize any initial direct costs for operating leases during 2024, 2023, or 2022.
(4) Amount excludes impairment charges of $10.9 million, $20.4 million, and $54.0 million for the years ended December 31, 2024, 2023, and 2022 respectively, as discussed below.

As of December 31, 2024, the (i) maturities of operating lease liabilities under non-cancelable arrangements and (ii) estimated future sublease cash receipts from non-cancelable arrangements were as follows (in thousands):

Period ending December 31,	Operating Lease Payments		Sublease Cash Receipts	
2025	$	117,130	$	44,405
2026		100,775		44,237
2027		94,468		45,110
2028		46,836		5,314
2029		37,904		2,048
Thereafter		130,261		4,344
Total future minimum operating lease payments and estimated sublease cash receipts (1)		527,374	$	145,458
Imputed interest		(87,283)		
Total operating lease liabilities per the Consolidated Balance Sheet	$	440,091		

(1) Approximately 77% of the operating lease payments pertain to properties in the United States.

The table below indicates where the discounted operating lease payments from the above table are classified in the Consolidated Balance Sheet (in thousands).

Description	December 31,			
	2024		2023	
Accounts payable and accrued liabilities	$	100,312	$	98,493
Operating lease liabilities		339,779		513,406
Total operating lease liabilities per the Consolidated Balance Sheet	$	440,091	$	611,899

As of December 31, 2024, the Company had additional operating leases for facilities that have not yet commenced. These operating leases, which aggregated $1.3 million of undiscounted lease payments, are scheduled to commence during 2025 with lease terms of up to 5 years.

As a result and in consideration of the changing nature of the Company's use of office space, the Company continues to evaluate its existing real estate lease portfolio. In connection with this evaluation, the Company reviewed certain of its right-of-use assets and related other long-lived assets for impairment under ASC 360.

As a result of the evaluation, the Company recognized impairment losses of $10.9 million, $20.4 million and $54.0 million during the years ended December 31, 2024, 2023, and 2022, respectively, which are included as a component of Selling, general and administrative expenses in the accompanying Consolidated Statements of Operations. The impairment loss for the year ended December 31, 2024 includes $10.3 million related to other long-lived assets, primarily leasehold improvements, as well as $56.7 million related to right-of-use assets partially offset by a $56.1 million reduction in lease liabilities. During the fourth quarter of 2024, the Company entered into an amended lease agreement to significantly reduce the square footage and reduce future lease payments at one of its leased locations. The Company made an installment payment of $24.0 million during the fourth quarter of 2024, and will make an equal installment payment during the second quarter of 2025 in consideration for the lease amendment.

The impairment loss for the year ended December 31, 2023 includes $14.7 million related to right-of-use assets and $5.7 million related to other long-lived assets, primarily leasehold improvements. The impairment loss for the year ended December 31, 2022 includes $40.7 million related to right-of-use assets and $13.3 million related to other long-lived assets, primarily leasehold improvements.

The fair values for the asset groups relating to the impaired long-lived assets were estimated primarily using discounted cash flow models (income approach) with Level 3 inputs. The significant assumptions used in estimating fair value include the expected downtime prior to the commencement of future subleases, projected sublease income over the remaining lease periods and discount rates that reflect the level of risk associated with receiving future cash flows.

Note 8 — Stockholders' Equity

Common stock. Holders of Gartner's common stock, par value $0.0005 per share, are entitled to one vote per share on all matters to be voted by stockholders. The Company does not currently pay cash dividends on its common stock. Also, the 2024

Credit Agreement contains a negative covenant that may limit the Company's ability to pay dividends. The table below summarizes transactions relating to the Company's common stock for the three years ended December 31, 2024.

	Issued Shares	Treasury Stock Shares
Balance at December 31, 2021	163,602,067	81,205,504
Issuances under stock plans	—	(599,081)
Purchases for treasury (1)	—	3,822,090
Balance at December 31, 2022	163,602,067	84,428,513
Issuances under stock plans	—	(975,745)
Purchases for treasury (1)	—	1,811,758
Balance at December 31, 2023	163,602,067	85,264,526
Issuances under stock plans	—	(666,193)
Purchases for treasury (1)	—	1,623,881
Balance at December 31, 2024	163,602,067	86,222,214

(1) The Company used a total of $735.4 million, $606.2 million and $1.0 billion in cash for share repurchases during 2024, 2023 and 2022, respectively.

Share repurchase authorization. In 2015, the Company's Board of Directors (the "Board") authorized a share repurchase program to repurchase up to $1.2 billion of the Company's common stock. From February 2021 to July 2024, the Board authorized incremental share repurchases of up to an aggregate additional $4.1 billion of the Company's common stock. $953.8 million remained available as of December 31, 2024. The Company may repurchase its common stock from time-to-time in amounts, at prices and in the manner that the Company deems appropriate, subject to the availability of stock, prevailing market conditions, the trading price of the stock, the Company's financial performance and other conditions. Repurchases may be made through open market purchases (which may include repurchase plans designed to comply with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended), accelerated share repurchases, private transactions or other transactions and will be funded by cash on hand and borrowings. Repurchases may also be made from time-to-time in connection with the settlement of the Company's stock-based compensation awards.

Accumulated Other Comprehensive Income (Loss), net ("AOCI/L")

The tables below provide information about the changes in AOCI/L by component and the related amounts reclassified out of AOCI/L to income during the years indicated (net of tax, in thousands) (1).

Year Ended December 31, 2024

	Interest Rate Swaps	Defined Benefit Pension Plans	Foreign Currency Translation Adjustments	Total
Balance - December 31, 2023	$ (24,162)	$ (5,731)	$ (46,438)	$ (76,331)
Other comprehensive income (loss) activity during the year:				
Change in AOCI/L before reclassifications to income	—	315	(26,881)	(26,566)
Reclassifications from AOCI/L to income (2), (3)	14,362	202	—	14,564
Other comprehensive income (loss), net for the year	14,362	517	(26,881)	(12,002)
Balance - December 31, 2024	$ (9,800)	$ (5,214)	$ (73,319)	$ (88,333)

Year Ended December 31, 2023

	Interest Rate Swaps	Defined Benefit Pension Plans	Foreign Currency Translation Adjustments	Total
Balance - December 31, 2022	$ (39,248)	$ (4,247)	$ (58,115)	$ (101,610)
Other comprehensive income (loss) activity during the year:				
Change in AOCI/L before reclassifications to income	—	(1,616)	11,677	10,061
Reclassifications from AOCI/L to income (2), (3)	15,086	132	—	15,218
Other comprehensive income (loss), net for the year	15,086	(1,484)	11,677	25,279
Balance - December 31, 2023	$ (24,162)	$ (5,731)	$ (46,438)	$ (76,331)

(1) Amounts in parentheses represent debits (deferred losses).

(2) $19.1 million and $20.1 million of the reclassifications related to interest rate swaps (cash flow hedges) were recorded in Interest expense for the year ended December 31, 2024 and 2023, respectively. See Note 6 — Debt and Note 13 — Derivatives and Hedging for information regarding the cash flow hedges.

(3) The reclassifications related to defined benefit pension plans were primarily recorded in Selling, general and administrative expense, net of tax effect. See Note 15 — Employee Benefits for information regarding the Company's defined benefit pension plans.

The estimated net amount of the existing losses on the Company's interest rate swaps that are reported in Accumulated other comprehensive loss, net at December 31, 2024 that is expected to be reclassified into earnings within the next 12 months is $9.8 million.

Note 9 — Revenue and Related Matters

Our Business and Revenues

Gartner delivers its products and services globally through three business segments – Research, Conferences and Consulting, as described below.

Research

Research equips executives and their teams from every function and across all industries with actionable, objective insight, guidance and tools. Our experienced experts deliver all this value informed by a combination of practitioner-sourced and data-driven research to help our clients address their mission critical priorities.

Research revenues are mainly derived from subscription contracts for research products, representing approximately 94% of the segment's revenue. The related revenues are deferred and recognized ratably over the applicable contract term (i.e., as services are provided over the contract period). Fees derived from assisting organizations in selecting the right business software for their needs are recognized at a point in time (i.e., when the lead is provided to the vendor).

The Company enters into subscription contracts for research products that generally are for twelve-month periods or longer. Approximately 80% to 85% of the Company's annual and multi-year Research subscription contracts provide for billing of the first full service period upon signing. In subsequent years, multi-year subscription contracts are normally billed prior to the contract's anniversary date. Other Research subscription contracts are usually invoiced in advance, commencing with the contract signing, on (i) a quarterly, monthly or other recurring basis or (ii) in accordance with a customized invoicing schedule. Research contracts are generally non-cancelable and non-refundable, except for government contracts that may have cancellation or fiscal funding clauses, which have not historically resulted in material cancellations. It is the Company's policy to record the amount of a subscription contract that is billable as a fee receivable at the time the contract is signed with a corresponding amount as deferred revenue because the contract represents a legally enforceable claim.

Conferences

Conferences provides executives and teams across an organization the opportunity to learn, share and network. From our Gartner Symposium/Xpo series, to industry-leading conferences focused on specific business roles and topics, to peer-driven sessions, our offerings enable attendees to experience the best of Gartner insight and guidance.

The Company earns revenues from both the attendees and exhibitors at Gartner conferences and meetings. Attendees are generally invoiced for the full attendance fee upon their completion of an online registration form or their signing of a contract, while exhibitors typically make several individual payments commencing with the signing of a contract. Almost all of the invoiced amounts are collected in advance of the related activity, resulting in the recording of deferred revenue. Both the attendee and exhibitor revenues are recognized as the related performance obligations are satisfied (i.e., when the related conference is held).

The Company defers certain costs directly related to specific conferences and meetings and expenses those costs in the period during which the related activity occurs. The Company's policy is to defer only those costs that are incremental and directly attributable to a specific activity, primarily prepaid site and production services costs. Other costs of organizing and producing conference activities, primarily Company personnel and non-conference specific expenses, are expensed in the period incurred.

Consulting

Consulting serves senior executives leading technology-driven strategic initiatives leveraging the power of Gartner's actionable, objective insight. Through custom analysis and on-the-ground support we enable optimized technology investments and stronger performance on our clients' mission critical priorities.

Consulting revenues, primarily derived from custom consulting and measurement services, are principally generated from fixed fee or time and materials engagements. Revenues from fixed fee engagements are recognized as the Company works to satisfy its performance obligations, while revenues from time and materials engagements are recognized as work is delivered and/or services are provided. In both of these circumstances, performance obligations are satisfied and control of the services is passed to customers over time (i.e., during the duration of the contract or consulting engagement). On a contract-by-contract basis, the Company typically uses actual labor hours incurred compared to total expected labor hours to measure the Company's performance in respect of fixed fee engagements. If labor and other costs on an individual contract are expected to exceed the total contract value or the contract's funded ceiling amount, the Company reflects an adjustment to the contract's overall profitability in the period determined. Revenues related to contract optimization engagements are contingent in nature and are only recognized at the point in time when all of the conditions related to their payment have been satisfied.

Consulting customers are invoiced based on the specific terms and conditions in their underlying contracts. They are typically invoiced after the Company has satisfied some or all of the related performance obligations and the related revenue has been recognized. The Company records fees receivable for amounts that are billed or billable. Contract assets are also recorded representing amounts for which the Company has recognized revenue but lacks the unconditional right to payment as of the balance sheet date due to the required continued performance under the relevant contract, progress billing milestones or other billing-related restrictions.

Disaggregated Revenue

Disaggregated revenue by reportable segment is presented in the tables below for the years indicated (in thousands).

<u>*By Primary Geographic Market (1)*</u>

Year Ended December 31, 2024

Primary Geographic Market	Research	Conferences	Consulting	Total
United States and Canada	$ 3,319,879	$ 354,011	$ 343,840	$ 4,017,730
Europe, Middle East and Africa	1,209,660	165,306	142,849	1,517,815
Other International	596,111	63,907	71,848	731,866
Total revenues	$ 5,125,650	$ 583,224	$ 558,537	$ 6,267,411

Year Ended December 31, 2023

Primary Geographic Market	Research	Conferences	Consulting	Total
United States and Canada	$ 3,275,866	$ 317,531	$ 317,645	$ 3,911,042
Europe, Middle East and Africa	1,060,959	140,640	130,471	1,332,070
Other International	550,221	46,993	66,630	663,844
Total revenues	$ 4,887,046	$ 505,164	$ 514,746	$ 5,906,956

Year Ended December 31, 2022

Primary Geographic Market	Research	Conferences	Consulting	Total
United States and Canada	$ 3,056,096	$ 263,165	$ 300,121	$ 3,619,382
Europe, Middle East and Africa	1,017,860	88,979	127,820	1,234,659
Other International	530,835	37,129	53,841	621,805
Total revenues	$ 4,604,791	$ 389,273	$ 481,782	$ 5,475,846

(1) Revenue is reported based on where the sale is fulfilled.

The Company's revenue is generated primarily through direct sales to clients by domestic and international sales forces and a network of independent international sales agents. Most of the Company's products and services are provided on an integrated worldwide basis and, because of this integrated delivery approach, it is not practical to precisely separate Company's revenue by geographic location. Accordingly, revenue information presented in the above tables is based on internal allocations, which involve certain management estimates and judgments.

By Timing of Revenue Recognition

Year Ended December 31, 2024

Timing of Revenue Recognition	Research	Conferences	Consulting	Total
Transferred over time (1)	$ 4,820,943	$ —	$ 420,160	$ 5,241,103
Transferred at a point in time (2)	304,707	583,224	138,377	1,026,308
Total revenues	$ 5,125,650	$ 583,224	$ 558,537	$ 6,267,411

Year Ended December 31, 2023

Timing of Revenue Recognition	Research	Conferences	Consulting	Total
Transferred over time (1)	$ 4,506,621	$ —	$ 400,171	$ 4,906,792
Transferred at a point in time (2)	380,425	505,164	114,575	1,000,164
Total revenues	$ 4,887,046	$ 505,164	$ 514,746	$ 5,906,956

Year Ended December 31, 2022

Timing of Revenue Recognition	Research	Conferences	Consulting	Total
Transferred over time (1)	$ 4,182,747	$ —	$ 378,062	$ 4,560,809
Transferred at a point in time (2)	422,044	389,273	103,720	915,037
Total revenues	$ 4,604,791	$ 389,273	$ 481,782	$ 5,475,846

(1) Research revenues were recognized in connection with performance obligations that were satisfied over time using a time-elapsed output method to measure progress. Consulting revenues were recognized over time using labor hours as an input measurement basis.
(2) The revenues in this category were recognized in connection with performance obligations that were satisfied at the point in time that the contractual deliverables were provided to the customer.

Determining a measure of progress for performance obligations that are satisfied over time and when control transfers for performance obligations that are satisfied at a point in time requires management to make judgments that affect the timing of revenue recognition. A key factor in this determination is when the customer can direct the use of, and can obtain substantially all of the benefits from, the deliverable.

For performance obligations recognized in accordance with a time-elapsed output method, the Company's efforts are expended consistently throughout the contractual period and the Company transfers control evenly by providing stand-ready services. For performance obligations satisfied under Consulting fixed fee or time and materials engagements, the Company believes that labor hours are the best measure of depicting the Company's progress because labor output corresponds directly to the value of the Company's performance to date as control is transferred.

For customer contracts that are greater than one year in duration, the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2024 was approximately $6.4 billion. The Company expects to recognize $3.7 billion, $2.1 billion and $600.0 million of this revenue (most of which pertains to Research) during the year ending December 31, 2025, the year ending December 31, 2026 and thereafter, respectively. The Company applies a practical expedient allowed in ASC 606 and, accordingly, it does not disclose such performance obligation information for customer contracts that have original durations of one year or less. The Company's performance obligations for contracts meeting this ASC 606 disclosure exclusion primarily include: (i) stand-ready services under Research subscription contracts; (ii) holding conferences and meetings where attendees and exhibitors can participate; and (iii) providing customized Consulting solutions for clients under fixed fee or time and materials engagements. The remaining duration of these performance obligations is generally less than one year, which aligns with the period that the parties have enforceable rights and obligations under the affected contracts.

Customer Contract Assets and Liabilities

The payment terms and conditions in the Company's customer contracts vary. In some cases, customers prepay and, in other cases, after the Company conducts a credit evaluation, payment may be due in arrears. Because the timing of the Company's service delivery typically differs from the timing of customer payments, the Company recognizes either a contract asset (the Company performs either fully or partially under the contract but a contingency remains) or a contract liability (upfront customer payments precede the Company's performance, resulting in deferred revenue). Amounts recorded as contract assets are reclassified to fees receivable when all of the outstanding conditions have been resolved and the Company's right to payment becomes unconditional. Contracts with payments due in arrears are also recognized as fees receivable. As contractual performance obligations are satisfied, the Company correspondingly relieves its contract liabilities and records the associated revenue.

The table below provides information regarding certain of the Company's balance sheet accounts that pertain to its contracts with customers (in thousands).

	December 31,	
	2024	**2023**
Assets:		
Fees receivable, gross (1)	$ 1,704,725	$ 1,610,228
Contract assets recorded in Prepaid expenses and other current assets (2)	$ 31,056	$ 28,791
Contract liabilities:		
Deferred revenues (current liability) (3)	$ 2,762,927	$ 2,640,515
Non-current deferred revenues recorded in Other liabilities (3)	27,389	33,490
Total contract liabilities	$ 2,790,316	$ 2,674,005

(1) Fees receivable represent an unconditional right of payment from the Company's customers and include both billed and unbilled amounts.
(2) Contract assets represent recognized revenue for which the Company does not have an unconditional right to payment as of the balance sheet date because the project may be subject to a progress billing milestone or some other billing restriction.
(3) Deferred revenues represent amounts (i) for which the Company has received an upfront customer payment or (ii) that pertain to recognized fees receivable. Both situations occur before the completion of the Company's performance obligation(s).

The Company recognized revenue of $2.3 billion, $2.0 billion and $1.9 billion during 2024, 2023 and 2022 respectively, which was attributable to deferred revenues that were recorded at the beginning of each such year. Those amounts primarily consisted of (i) Research revenues and (ii) Conferences revenues pertaining to conferences and meetings that occurred during the reporting periods. During 2024, 2023 and 2022, the Company did not record any material impairments related to its contract assets.

Costs of Obtaining and Fulfilling a Customer Contract

When the Company concludes that a liability should be recognized for the costs of obtaining a customer contract and determines how such liability should be measured, certain commissions are capitalized as a recoverable direct incremental cost of obtaining the underlying contract. No other amounts are capitalized as a cost of obtaining or fulfilling a customer contract because no expenditures have been identified that meet the requisite capitalization criteria. For Research and Consulting, the Company amortizes deferred commissions on a systematic basis that aligns with the transfer to customers of the services to which the commissions relate. For Conferences, deferred commissions are expensed during the period when the related conference or meeting occurs.

During 2024, 2023 and 2022, deferred commission amortization expense was $574.3 million, $550.5 million and $562.1 million, respectively, and was included in Selling, general and administrative expense in the Consolidated Statements of Operations. The Company classifies Deferred commissions as a current asset on the Consolidated Balance Sheets at both December 31, 2024 and 2023 because those costs were, or will be, amortized over the twelve months following the respective balance sheet dates.

Note 10 — Stock-Based Compensation

The Company grants stock-based compensation awards as an incentive for employees and directors to contribute to the Company's long-term success. The Company currently awards stock-settled stock appreciation rights, service-based and performance-based restricted stock units, and common stock equivalents. As of December 31, 2024, the Company had 5.6 million shares of its common stock, par value $0.0005 per share, (the "Common Stock") available for stock-based compensation awards under its Long-Term Incentive Plan as amended and restated in June 2023 (the "Plan"). Currently, the Company issues treasury shares upon the exercise, release or settlement of stock-based compensation awards.

Determining the appropriate fair value model and calculating the fair value of stock-based compensation awards requires the use of certain subjective assumptions, including the expected life of a stock-based compensation award and Common Stock price volatility. In addition, determining the appropriate periodic stock-based compensation expense requires management to estimate the likelihood of the achievement of certain performance targets. The assumptions used in calculating the fair values of stock-based compensation awards and the related periodic expense represent management's best estimates, which involve inherent uncertainties and the application of judgment. As a result, if circumstances change and the Company deems it necessary in the future to modify the assumptions it made or to use different assumptions, or if the quantity and nature of the Company's stock-based compensation awards changes, then the amount of expense may need to be adjusted and future stock-based compensation expense could be materially different from what has been recorded in the current year.

Stock-Based Compensation Expense

The tables below summarize the Company's stock-based compensation expense by award type and expense category line item during the years ended December 31 (in millions).

Award type		2024		2023		2022
Stock appreciation rights	$	13.5	$	10.5	$	8.8
Restricted stock units (1)		140.2		118.2		81.0
Common stock equivalents		1.1		1.1		0.8
Total (1)	$	154.8	$	129.8	$	90.6

Expense category line item		2024		2023		2022
Cost of services and product development	$	61.8	$	53.3	$	32.7
Selling, general and administrative		93.0		76.5		57.9
Total (1)	$	154.8	$	129.8	$	90.6

(1) The Company changed its retirement eligibility provisions for certain stock-based compensation awards in 2023. Includes charges of $71.4 million, $55.5 million and $32.2 million during 2024, 2023 and 2022, respectively, for awards to retirement-eligible employees. Those awards vest on an accelerated basis.

As of December 31, 2024, the Company had $154.8 million of total unrecognized stock-based compensation cost, which is expected to be expensed over the remaining weighted average service period of approximately 1.6 years.

Stock-Based Compensation Awards

The disclosures presented below provide information regarding the Company's stock-based compensation awards, all of which have been classified as equity awards in accordance with FASB ASC Topic 505.

Stock Appreciation Rights

Stock-settled stock appreciation rights ("SARs") permit the holder to participate in the appreciation of the value of the Common Stock. After the applicable vesting criteria have been satisfied, SARs are settled in shares of Common Stock upon exercise by the employee. SARs vest ratably over a four-year service period and expire seven years from the date of grant. The fair value of a SARs award is recognized as compensation expense on a straight-line basis over four years. SARs have only been awarded to the Company's executive officers.

When SARs are exercised, the number of shares of Common Stock issued is calculated as follows: (1) the total proceeds from the exercise of the SARs award (calculated as the closing price of the Common Stock as reported on the New York Stock Exchange on the date of exercise less the exercise price of the SARs award, multiplied by the number of SARs exercised) is divided by (2) the closing price of the Common Stock on the date of exercise. Upon exercise, the Company withholds a portion of the shares of the Common Stock to satisfy statutory tax withholding requirements. SARs recipients do not have any stockholder rights until the shares of Common Stock are issued in respect of the award, which is subject to the prior satisfaction of the vesting and other criteria relating to such grants.

The table below summarizes changes in SARs outstanding during the year ended December 31, 2024.

	Units of SARs (in millions)	Per Share Weighted Average Exercise Price	Per Share Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2023	0.6	$ 216.40	$ 62.85	3.92
Granted	0.1	456.18	167.91	6.11
Exercised	(0.3)	158.63	38.24	n/a
Outstanding at December 31, 2024 (1) (2)	0.4	$ 293.38	$ 96.17	4.21
Vested and exercisable at December 31, 2024 (2)	2.0	$ 225.24	$ 65.66	3.32

n/a = not applicable
(1) As of December 31, 2024, 0.2 million of the total SARs outstanding were unvested. The Company expects that substantially all of those unvested awards will vest in future periods.
(2) As of December 31, 2024, the total SARs outstanding had an intrinsic value of $80.1 million. On such date, SARs vested and exercisable had an intrinsic value of $48.0 million.

The fair value of a SARs award is determined on the date of grant using the Black-Scholes-Merton valuation model with the following weighted average assumptions for the years ended December 31:

	2024	2023	2022
Expected dividend yield (1)	— %	— %	— %
Expected stock price volatility (2)	36 %	35 %	33 %
Risk-free interest rate (3)	4.1 %	3.9 %	1.8 %
Expected life in years (4)	4.67	4.71	4.59

(1) The expected dividend yield assumption was based on both the Company's historical and anticipated dividend payouts. Historically, the Company has not paid cash dividends on its Common Stock.
(2) The determination of expected stock price volatility was based on both historical Common Stock prices and implied volatility from publicly traded options in the Common Stock.
(3) The risk-free interest rate was based on the yield of a U.S. Treasury security with a maturity similar to the expected life of the award.
(4) The expected life represents the Company's estimate of the weighted average period of time the SARs are expected to be outstanding (that is, the period between the service inception date and the expected exercise date).

Restricted Stock Units

Restricted stock units ("RSUs") give the awardee the right to receive shares of Common Stock when the vesting conditions are met and certain restrictions lapse. Each RSU that vests entitles the awardee to one share of Common Stock. RSU awardees do not have any of the rights of a Gartner stockholder, including voting rights and the right to receive dividends and distributions, until the shares are released. The fair value of an RSU award is determined on the date of grant based on the closing price of the Common Stock as reported on the New York Stock Exchange on that date. Service-based RSUs vest ratably over four years and are expensed on a straight-line basis over the vesting period. Performance-based RSUs are subject to the satisfaction of both performance and service conditions, vest ratably over four years and are expensed on an accelerated basis over the vesting period.

The table below summarizes the changes in RSUs outstanding during the year ended December 31, 2024.

	Units of RSUs (in millions)		Per Share Weighted Average Grant Date Fair Value
Outstanding at December 31, 2023	1.0	$	275.81
Granted (1)	0.4		452.75
Vested and released	(0.5)		246.43
Outstanding at December 31, 2024 (2) (3)	0.9	$	352.89

(1) The 0.4 million of RSUs granted during 2024 consisted of 0.1 million of performance-based RSUs awarded to executives and 0.3 million of service-based RSUs awarded to non-executive employees and non-management board members. The performance-based awards include RSUs in final adjustments of 2023 grants and approximately 0.1 million of RSUs representing the target amount of the grant for 2024 that is tied to an increase in Gartner's contract value for such year. The number of performance-based RSUs for 2024 that holders could receive ranges from 0% to 200% of the target amount based on the extent to which the corresponding performance goals have been achieved and subject to certain other conditions. Any adjustments in the number of performance-based RSUs under the 2024 grant will be made in 2025.
(2) The Company expects that substantially all of the RSUs outstanding will vest in future periods.
(3) As of December 31, 2024, the weighted average remaining contractual term of the RSUs outstanding was approximately 1.1 years.

Common Stock Equivalents

Common stock equivalents ("CSEs") are convertible into Common Stock. Each CSE entitles the holder to one share of Common Stock. Members of the Company's Board of Directors receive their directors' fees in CSEs unless they opt to receive up to 50% of those fees in cash. Generally, CSEs have no defined term and are converted into shares of Common Stock when service as a director terminates unless the director has elected an accelerated release. The fair value of a CSE award is determined on the date of grant based on the closing price of the Common Stock as reported on the New York Stock Exchange on that date. CSEs vest immediately and, as a result, they are recorded as expense on the date of grant.

The table below summarizes the changes in CSEs outstanding during the year ended December 31, 2024.

	Units of CSEs	Per Share Weighted Average Grant Date Fair Value
Outstanding at December 31, 2023	106,350	$ 35.45
Granted	2,262	473.53
Converted to shares of Common Stock upon grant and termination	(1,563)	461.41
Outstanding at December 31, 2024	107,049	$ 38.48

Employee Stock Purchase Plan

The Company has an employee stock purchase plan (the "ESP Plan") wherein eligible employees are permitted to purchase shares of Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation, or $23,750 in any calendar year, at a price equal to 95% of the closing price of the Common Stock as reported on the New York Stock Exchange at the end of each offering period. As of December 31, 2024, the Company had 3.1 million shares available for purchase under the ESP Plan. The ESP Plan is considered non-compensatory under FASB ASC Topic 718 and, as a result, the Company does not record stock-based compensation expense for employee share purchases. The Company received $28.2 million, $25.1 million and $22.2 million in cash from employee share purchases under the ESP Plan during 2024, 2023 and 2022, respectively.

Note 11 — Computation of Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares of Common Stock outstanding during the period. Diluted EPS reflects the potential dilution of securities that could share in earnings. Potential shares of common stock are excluded from the computation of diluted earnings per share when their effect would be anti-dilutive.

The table below sets forth the calculation of basic and diluted income per share for the years ended December 31 (in thousands, except per share data).

	2024	2023	2022
Numerator:			
Net income used for calculating basic and diluted income per share	$1,253,715	$ 882,466	$ 807,799
Denominator:			
Weighted average common shares used in the calculation of basic income per share	77,785	79,004	80,178
Dilutive effect of outstanding awards associated with stock-based compensation plans	553	676	889
Shares used in the calculation of diluted income per share	78,338	79,680	81,067
Income per share (1):			
Basic	$ 16.12	$ 11.17	$ 10.08
Diluted	$ 16.00	$ 11.08	$ 9.96

(1) Both basic and diluted income per share for 2024 included a tax benefit of approximately $2.08 per share related to intercompany sales of certain intellectual property (see Note 12 — Income Taxes).

The table below presents the number of outstanding awards associated with stock-based compensation plans that were not included in the computations of diluted income per share in the above table because the effect would have been anti-dilutive. During years with net income, the outstanding awards were anti-dilutive because their exercise prices were greater than the average market price per share of Common Stock during such year.

	Year Ended December 31,		
	2024	2023	2022
Anti-dilutive outstanding awards associated with stock-based compensation plans (in millions)	0.1	0.1	0.1
Average market price per share of Common Stock during the year	$ 475.66	$ 351.31	$ 289.73

Note 12 — Income Taxes

Below is a summary of the components of the Company's income before income taxes for the years ended December 31 (in thousands).

	2024	2023	2022
U.S.	$ 629,656	$ 574,458	$ 560,193
Non-U.S.	757,718	572,671	467,002
Income before income taxes	$ 1,387,374	$ 1,147,129	$ 1,027,195

The components of the expense (benefit) for income taxes on the above income are summarized in the table below (in thousands).

	2024	2023	2022
Current tax expense:			
U.S. federal	$ 161,155	$ 171,917	$ 122,191
State and local	48,084	51,441	48,482
Foreign	88,318	107,421	91,596
Total current	297,557	330,779	262,269
Deferred tax (benefit) expense:			
U.S. federal	(31,708)	(35,457)	(21,337)
State and local	963	(13,475)	(10,108)
Foreign	(128,291)	(12,845)	(4,232)
Total deferred	(159,036)	(61,777)	(35,677)
Total current and deferred	138,521	269,002	226,592
Expense relating to interest rate swaps used to increase equity	(4,695)	(4,976)	(5,569)
Benefit from stock transactions with employees used to increase equity	97	105	66
Benefit (expense) relating to defined-benefit pension adjustments used to increase equity	(264)	532	(1,693)
Total tax expense	$ 133,659	$ 264,663	$ 219,396

The components of long-term deferred tax assets (liabilities) are summarized in the table below (in thousands).

	December 31,	
	2024	2023
Accrued liabilities	$ 86,831	$ 85,328
Operating leases	41,777	59,160
Intangible assets	132,292	92,612
Property, equipment and leasehold improvements	11,592	9,631
Loss and credit carryforwards	61,313	31,454
Assets relating to equity compensation	37,247	29,128
Other assets	16,870	13,126
Gross deferred tax assets	387,922	320,439
Valuation allowance	(76,285)	(177,132)
Net deferred tax assets	311,637	143,307
Prepaid expenses	(79,559)	(69,556)
Other liabilities	(18,063)	(15,587)
Gross deferred tax liabilities	(97,622)	(85,143)
Net deferred tax assets (liabilities)	$ 214,015	$ 58,164

Net deferred tax assets and net deferred tax liabilities were $262.8 million and $48.7 million as of December 31, 2024, respectively, and $144.7 million and $86.6 million as of December 31, 2023, respectively. These amounts are reported in Other assets and Other liabilities in the Consolidated Balance Sheets. Management has concluded it is more likely than not that the reversal of deferred tax liabilities and results of future operations will generate sufficient taxable income to realize the deferred tax assets, net of the valuation allowance at December 31, 2024.

In January 2024, the Company completed an intercompany transfer of certain intellectual property. Prior to the sale, the Company had a $103.1 million deferred tax asset for tax basis in the related IP and a full valuation allowance due to no expected local tax benefit of the asset. As a result of this IP transfer, the deferred tax asset and related valuation allowance were written off with no impact to tax expense.

In December 2024, the Company completed an additional intercompany transfer of certain intellectual property. As a result, the Company recorded a deferred tax asset of approximately $163.2 million. The deferred tax asset represents the value of future tax deductions for amortization of the assets in the acquiring jurisdiction. A portion of the tax amortization was recognized in 2024. The deferred tax asset for intangible assets was reduced for the impact of the 2024 amortization, with the offset reflected as an increase in the deferred tax asset for loss carryforwards. These amounts have been reduced for associated unrecognized tax benefits, consistent with ASC 740, *Income Taxes*. The fair value of the intellectual property was determined using an income approach based on unobservable inputs and involves significant judgments such as, but not limited to, future cash flows and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

The valuation allowances of $76.3 million and $177.1 million as of December 31, 2024 and 2023, respectively, primarily related to tax basis in certain intangible assets and loss and credit carryovers that are not likely to be realized.

As of December 31, 2024, the Company had state and local tax net operating loss carryforwards of $8.7 million, of which $4.0 million expires within six to fifteen years and $4.7 million expires within sixteen years to twenty years. The Company also had state tax credits of $6.2 million, a majority of which will expire in five to six years. As of December 31, 2024, the Company had non-U.S. net operating loss carryforwards of $10.5 million, of which $0.2 million expires over the next 20 years and $10.3 million can be carried forward indefinitely. In addition, the Company also had foreign tax credit carryforwards of $24.9 million, all of which will expire between 2029 and 2034. These amounts have been reduced for associated unrecognized tax benefits, consistent with ASC 740, *Income Taxes*.

The items comprising the differences between the U.S. federal statutory income tax rate and the Company's effective tax rate on income before income taxes for the years ended December 31 are summarized in the table below.

	2024	2023	2022
Statutory tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	2.2	2.1	2.4
Effect of non-U.S. operations	(3.0)	(0.4)	(2.0)
Intercompany sale of intellectual property	(11.8)	—	—
Net activity in unrecognized tax benefits	2.0	1.3	(1.1)
Stock-based compensation expense	(3.3)	(3.1)	(2.0)
Limitation on executive compensation	2.4	2.3	1.4
Global intangible low-taxed income, net of foreign tax credits	1.1	1.2	1.9
Foreign-derived intangible income	—	(0.3)	(0.4)
Change in the valuation allowance	(0.1)	(1.2)	0.3
Other items, net	(0.9)	0.2	(0.1)
Effective tax rate	9.6 %	23.1 %	21.4 %

As noted above, in December 2024, the Company completed an additional intercompany transfer of certain intellectual property. As a result, the Company recorded net tax benefits of approximately $161.9 million. The benefit represents the value of future tax deductions for amortization of the assets in the acquiring jurisdiction, net of any tax recognized by the selling jurisdiction. The Company's intellectual property footprint continues to evolve and may result in tax rate volatility in the future.

The change in valuation allowance in 2024 was largely related to the January transfer of intellectual property noted above. Because both the asset and the related valuation allowance were written off, there is no net income tax expense from the change in valuation allowance. Therefore, no tax expense amount is reflected in the table above.

As of December 31, 2024 and 2023, the Company had gross unrecognized tax benefits of $257.5 million and $148.4 million, respectively. The increase is primarily due to positions taken with respect to certain intercompany transactions. The gross unrecognized tax benefits at December 31, 2024 related primarily to transfer pricing on intercompany transactions, the exclusion of stock-based compensation expense from the Company's cost sharing agreement, and the ability to realize certain refund claims. It is reasonably possible that gross unrecognized tax benefits will decrease by approximately $11.0 million within the next twelve months due to the anticipated closure of audits and the expiration of certain statutes of limitation.

Included in the balance of gross unrecognized tax benefits at December 31, 2024 are potential benefits of $246.5 million that, if recognized, would reduce our effective tax rate on income from continuing operations. Also included in the balance of gross unrecognized tax benefits at December 31, 2024 are potential benefits of $11.1 million that, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes.

The table below is a reconciliation of the beginning and ending amounts of gross unrecognized tax benefits, excluding interest and penalties, for the years ended December 31 (in thousands).

	2024	2023
Beginning balance	$ 148,390	$ 137,227
Additions based on tax positions related to the current year	116,373	22,822
Additions for tax positions of prior years	7,925	4,361
Reductions for tax positions of prior years	(888)	(14)
Reductions for expiration of statutes	(10,573)	(15,625)
Settlements	—	(441)
Change in foreign currency exchange rates	(3,694)	60
Ending balance	$ 257,533	$ 148,390

The Company accrues interest and penalties related to gross unrecognized tax benefits in its income tax provision. As of December 31, 2024 and 2023, the Company had $21.1 million and $17.4 million, respectively, of accrued interest and penalties related to gross unrecognized tax benefits. These amounts are in addition to the gross unrecognized tax benefits disclosed above. The total amount of interest and penalties recognized in the income tax provision during 2024 and 2023 was $5.0 million and $1.8 million, respectively.

The number of years with open statutes of limitation varies depending on the tax jurisdiction. The Company's statutes are open with respect to the U.S. federal jurisdiction for 2021 and forward, India for 2006 and forward, and Ireland for 2020 and forward. For other major taxing jurisdictions, including U.S. states, the United Kingdom, Canada, Japan, Malta, Cyprus, France, Germany, and Saudi Arabia, the Company's statutes vary and are open as far back as 2015.

The Organization for Economic Co-operation and Development ("the OECD") has issued various proposals that would change long-standing global tax principles. These proposals include a two-pillar approach to global taxation, focusing on global profit allocation and a 15% global corporate minimum tax rate.

Several countries in which Gartner does business have proposed or enacted new laws or are actively considering changes to their tax laws to align with OECD proposals. Significant details around the provisions are still uncertain as the OECD and participating countries continue to work on defining the underlying rules and administrative procedures. Enactment of this and similar legislation could significantly increase our tax obligations in countries where we do business. We will continue to monitor and reflect the impact of such legislative changes in future financial statements as appropriate.

Under U.S. GAAP, no provision for income taxes that may result from the remittance of earnings held overseas is required if the Company has the ability and intent to indefinitely reinvest such funds overseas. The Company intends to distribute a portion of the accumulated undistributed earnings of non-U.S. subsidiaries as of December 31, 2024 in conjunction with global restructuring activity. The Company has recorded an income tax expense of approximately $2.6 million during 2024 for the anticipated tax impact of such distribution. The Company continues to assert its intention to reinvest all remaining accumulated undistributed foreign earnings in its non-U.S. operations, except in instances where the repatriation of those earnings would result in minimal additional tax. Consequently, except as noted above, the Company has not recognized income tax expense that would result from the remittance of those earnings. The accumulated undistributed earnings of non-U.S. subsidiaries that have not been previously taxed were approximately $118.1 million as of December 31, 2024.

Note 13 — Derivatives and Hedging

The Company enters into a limited number of derivative contracts to mitigate the cash flow risk associated with changes in interest rates on variable-rate debt and changes in foreign exchange rates on forecasted foreign currency transactions. The Company accounts for its outstanding derivative contracts in accordance with FASB ASC Topic 815, which requires all derivatives, including derivatives designated as accounting hedges, to be recorded on the balance sheet at fair value. The tables below provide information regarding the Company's outstanding derivative contracts as of the dates indicated (in thousands, except for number of contracts).

December 31, 2024

Derivative Contract Type	Number of Contracts	Notional Amounts	Fair Value Asset (Liability), Net (3)	Balance Sheet Line Item	Unrealized Loss Recorded in AOCI/L
Interest rate swap (1)	1	$ 350,000	$ 3,095	Other current assets	$ (9,800)
Foreign currency forwards (2)	119	656,904	(16)	Other current liabilities	—
Total	120	$ 1,006,904	$ 3,079		$ (9,800)

December 31, 2023

Derivative Contract Type	Number of Contracts	Notional Amounts	Fair Value Asset (Liability), Net (3)	Balance Sheet Line Item	Unrealized Loss Recorded in AOCI/L
Interest rate swaps (1)	1	$ 350,000	$ 1,097	Other assets	$ (24,162)
			5,962	Other current assets	
Foreign currency forwards (2)	111	525,719	180	Other current assets	—
Total	112	$ 875,719	$ 7,239		$ (24,162)

(1) As a result of the payment under the then outstanding 2016 Credit Agreement term loan and revolving credit facility, the Company de-designated all of its interest rate swaps effective June 30, 2020. Accordingly, hedge accounting is not applicable, and subsequent changes to fair value of the interest rate swaps are recorded in Other income, net. The amounts previously recorded in Accumulated other comprehensive loss are amortized into Interest expense over the terms of the hedged forecasted interest payments. Note 6 — Debt provides additional information regarding the Company's interest rate swap contracts.

(2) The Company has foreign exchange transaction risk because it typically enters into transactions in the normal course of business that are denominated in foreign currencies that differ from the local functional currency. The Company enters into short-term foreign currency forward exchange contracts to mitigate the cash flow risk associated with changes in foreign currency rates on forecasted foreign currency transactions. These contracts are accounted for at fair value with realized and unrealized gains and losses recognized in Other income, net because the Company does not designate these contracts as hedges for accounting purposes. All of the outstanding foreign currency forward exchange contracts at December 31, 2024 matured before February 5, 2025.

(3) See Note 14 — Fair Value Disclosures for the determination of the fair values of these instruments.

At December 31, 2024, all of the Company's derivative counterparties were investment grade financial institutions. The Company did not have any collateral arrangements with its derivative counterparties and none of the derivative contracts contained credit-risk related contingent features. The table below provides information regarding amounts recognized in the Consolidated Statements of Operations for derivative contracts for the years ended December 31 (in thousands).

Amount Recorded In	2024	2023	2022
Interest expense (1)	$ 19,056	$ 20,062	$ 22,643
Other income, net (2)	(6,380)	(5,836)	(20,397)
Total expense, net	$ 12,676	$ 14,226	$ 2,246

(1) Consists of interest expense from interest rate swap contracts.

(2) Consists of net realized and unrealized gains and losses on foreign currency forward contracts, gains and losses on de-designated interest rate swaps.

.

Note 14 — Fair Value Disclosures

The Company's financial instruments include cash equivalents, fees receivable from customers, accounts payable and accrued liabilities, all of which are normally short-term in nature. The Company believes that the carrying amounts of these financial instruments reasonably approximate their fair values due to their short-term nature. The Company's financial instruments also include its outstanding variable-rate borrowings under the 2024 Credit Agreement. The Company believes that the carrying amounts of its variable-rate borrowings reasonably approximate their fair values because the rates of interest on those borrowings reflect current market rates of interest for similar instruments with comparable maturities.

The Company enters into a limited number of derivatives transactions but does not enter into repurchase agreements, securities lending transactions or master netting arrangements. Receivables or payables that result from derivatives transactions are recorded gross in the Consolidated Balance Sheets.

FASB ASC Topic 820 provides a framework for the measurement of fair value and a valuation hierarchy based on the transparency of inputs used in the valuation of assets and liabilities. Classification within the valuation hierarchy is based on the lowest level of input that is significant to the resulting fair value measurement. The valuation hierarchy contains three levels. Level 1 measurements consist of quoted prices in active markets for identical assets or liabilities. Level 2 measurements include significant other observable inputs such as quoted prices for similar assets or liabilities in active markets; identical assets or liabilities in inactive markets; observable inputs such as interest rates and yield curves; and other market-corroborated inputs. Level 3 measurements include significant unobservable inputs such as internally-created valuation models. Generally, the Company does not utilize Level 3 valuation inputs to remeasure any of its assets or liabilities. However, Level 3 inputs may be used by the Company when certain long-lived assets, including identifiable intangible assets, goodwill, and right-of-use assets are measured at fair value on a nonrecurring basis when there are indicators of impairment. Additionally, Level 3 inputs may be used by the Company in its required annual impairment review of goodwill. Information regarding the periodic assessment of the Company's goodwill is included in Note 1 — Business and Significant Accounting Policies. The Company does not typically transfer assets or liabilities between different levels of the valuation hierarchy.

The table below presents the fair value of certain financial assets and liabilities that are recorded at fair value and measured on a recurring basis in the Company's Consolidated Balance Sheets (in thousands).

	December 31,	
Description	2024	2023
Assets:		
Values based on Level 1 inputs:		
Deferred compensation plan assets (1)	$ 18,089	$ 10,290
Total Level 1 inputs	18,089	10,290
Values based on Level 2 inputs:		
Deferred compensation plan assets (1)	128,670	104,555
Foreign currency forward contracts (2)	1,852	1,646
Interest rate swap contract (3)	3,095	7,059
Total Level 2 inputs	133,617	113,260
Total Assets	$ 151,706	$ 123,550
Liabilities:		
Values based on Level 2 inputs:		
Deferred compensation plan liabilities (1)	$ 148,564	$ 121,708
Foreign currency forward contracts (2)	1,868	1,466
Total Level 2 inputs	150,432	123,174
Total Liabilities	$ 150,432	$ 123,174

(1) The Company has a deferred compensation plan for the benefit of certain highly compensated officers, managers and other key employees (see Note 15 — Employee Benefits). The assets consist of investments in money market funds, mutual

funds and company-owned life insurance contracts. The money market funds consist of cash equivalents while the mutual fund investments consist of publicly-traded and quoted equity shares. The Company considers the fair values of these assets to be based on Level 1 inputs, and such assets had fair values of $18.1 million and $10.3 million as of December 31, 2024 and 2023, respectively. The carrying amounts of the life insurance contracts equal their cash surrender values. Cash surrender value represents the estimated amount that the Company would receive upon termination of a contract, which approximates fair value. The Company considers life insurance contracts to be valued based on Level 2 inputs, and such assets had fair values of $128.7 million and $104.6 million at December 31, 2024 and 2023, respectively. The related deferred compensation plan liabilities are recorded at fair value, or the estimated amount needed to settle the liability, which the Company considers to be a Level 2 input.

(2) The Company enters into foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates (see Note 13 — Derivatives and Hedging). Valuation of these contracts is based on observable foreign currency exchange rates in active markets, which the Company considers to be a Level 2 input.

(3) The Company has interest rate swap contracts that hedge the risk of variability from interest payments on its borrowings (see Note 6 — Debt). The fair values of interest rate swaps are based on mark-to-market valuations prepared by a third-party broker. Those valuations are based on observable interest rates from recently executed market transactions and other observable market data, which the Company considers to be Level 2 inputs. The Company independently corroborates the reasonableness of the valuations prepared by the third-party broker by using an electronic quotation service.

The table below presents the carrying amounts (net of deferred financing costs) and fair values of financial instruments that are not recorded at fair value in the Company's Consolidated Balance Sheets (in thousands). The estimated fair value of the financial instruments was derived from quoted market prices provided by an independent dealer, which the Company considers to be a Level 2 input.

Description	Carrying Amount December 31,		Fair Value December 31,	
	2024	2023	2024	2023
2028 Notes	$ 795,296	$ 794,088	$ 780,544	$ 759,040
2029 Notes	595,669	594,794	558,840	543,408
2030 Notes	794,089	793,189	732,200	709,600
Total	$ 2,185,054	$ 2,182,071	$ 2,071,584	$ 2,012,048

Assets Measured at Fair Value on a Nonrecurring Basis

The Company's certain long-lived assets, including identifiable intangible assets, goodwill, and right-of-use assets assets are measured at fair value on a nonrecurring basis when there are indicators of impairment. During the years ended December 31, 2024, 2023 and 2022, the Company recorded impairment charges of $10.9 million, $20.4 million, and $54.0 million, respectively, on right-of-use assets and other long-lived assets primarily related to certain office leases that the Company determined will no longer be used, net of a reduction in the related lease liabilities. The impairments were derived by comparing the fair value of the impacted assets to the carrying value of those assets as of the impairment measurement date, as required under ASC Topic 360 using Level 3 inputs. See Note 7 — Leases for additional discussion related to these impairment charges.

Additionally, see Note 2 — Acquisitions and Divestiture for fair value measurements of certain assets and liabilities acquired in business combinations that are recorded at fair value on a nonrecurring basis.

Note 15 — Employee Benefits

Defined contribution plans. The Company has savings and investment plans (the "401(k) Plans") covering substantially all U.S. employees. Company contributions are based on the level of employee contributions, up to a maximum of 4% of an employee's eligible salary, subject to an annual maximum. For 2024, the maximum Company match was $7,200. Amounts expensed in connection with the 401(k) Plans totaled $57.5 million, $56.0 million and $50.4 million in 2024, 2023 and 2022, respectively.

Deferred compensation plans. The Company has supplemental deferred compensation plans for the benefit of certain highly compensated officers, managers and other key employees. The plans' investment assets are recorded at fair value in Other assets on the Consolidated Balance Sheets. The value of those assets was $146.8 million and $114.8 million at December 31, 2024 and 2023, respectively (see Note 14 — Fair Value Disclosures for fair value information). The related deferred compensation plan liabilities, which were $148.6 million and $121.7 million at December 31, 2024 and 2023, respectively, are carried at fair value and are adjusted with a corresponding charge or credit to compensation expense to reflect the fair value of the amount owed to the employees. Deferred compensation plan liabilities are recorded in Other liabilities on the Consolidated Balance Sheets. Compensation expense recognized for all of the Company's deferred compensation plans was $2.3 million, $2.8 million and $0.4 million in 2024, 2023 and 2022, respectively.

Defined benefit pension plans. The Company has defined benefit pension plans at several of its international locations. Benefits earned and paid under those plans are generally based on years of service and level of employee compensation. The Company's vested benefit obligation is the actuarial present value of the vested benefits to which an employee is entitled based on the employee's expected date of separation or retirement. The Company's defined benefit pension plans are accounted for in accordance with FASB ASC Topics 715 and 960. The table below presents the components of the Company's defined benefit pension plan expense for the years ended December 31 (in thousands). The components of pension expense, other than service cost, are recorded in Other income, net in the Consolidated Statements of Operations.

	2024	2023	2022
Service cost	$ 6,765	$ 5,363	$ 4,173
Interest cost	2,520	2,173	709
Expected return on plan assets	(1,213)	(1,132)	(459)
Recognition of actuarial loss	262	171	264
Other	—	(638)	501
Total defined benefit pension plan expense	$ 8,334	$ 5,937	$ 5,188

The table below presents the key assumptions used in the computation of pension expense for the years ended December 31.

	2024	2023	2022
Weighted average discount rate (1)	3.48 %	3.67 %	1.24 %
Expected return on plan assets	3.59 %	3.90 %	1.58 %
Average compensation increase	3.29 %	3.37 %	2.57 %
Cash balance interest credit rate	3.10 %	3.60 %	1.20 %

(1) Discount rates are typically determined by using the yields on long-term corporate or government bonds in the relevant country with a duration consistent with the expected term of the underlying pension obligations.

The table below provides information regarding changes in the projected benefit obligation of the Company's defined benefit pension plans for the years ended December 31 (in thousands).

	2024	2023	2022
Projected benefit obligation at beginning of year	$ 68,403	$ 55,311	$ 57,973
Service cost	6,765	5,363	4,173
Interest cost	2,520	2,173	709
Actuarial (gain) loss due to assumption changes and plan experience (1)	(772)	2,527	(7,318)
Benefits payments (2)	(2,838)	(1,974)	(1,225)
Acquisition/Business Combination/Divestiture	—	(268)	—
Other	—	4,628	5,685
Foreign currency impact	(4,368)	643	(4,686)
Projected benefit obligation at end of year (3)	$ 69,710	$ 68,403	$ 55,311

The table below presents the key assumptions used in determining the projected benefit obligations at December 31.

	2024	2023	2022
Weighted average discount rate (4)	3.94 %	3.48 %	3.67 %
Average compensation increase	3.51 %	3.29 %	3.37 %
Cash balance interest credit rate	3.50 %	3.10 %	3.60 %

(1) The actuarial (gain) losses were primarily due to changes in the weighted average discount rate assumption.
(2) The Company projects benefit payments will be made in future years directly to plan participants as follows: $4.0 million in 2025; $4.1 million in 2026; $4.8 million in 2027; $5.9 million in 2028; $6.2 million in 2029; and $35.4 million in total in the five years thereafter.
(3) Measured as of December 31.
(4) Discount rates are typically determined by using the yields on long-term corporate or government bonds in the relevant country with a duration consistent with the expected term of the underlying pension obligations.

The tables below provide information regarding the funded status of the Company's defined benefit pension plans and the related amounts recorded in the Consolidated Balance Sheets as of December 31 (in thousands).

Funded status of the plans	2024	2023	2022
Projected benefit obligation	$ 69,710	$ 68,403	$ 55,311
Pension plan assets at fair value (1)	(34,931)	(33,034)	(27,798)
Funded status – shortfall (2)	$ 34,779	$ 35,369	$ 27,513
Accumulated benefit obligation	$ 62,481	$ 61,713	$ 50,335
Amounts recorded in the Consolidated Balance Sheets for the plans			
Other liabilities – accrued pension obligation (2)	$ 34,779	$ 35,369	$ 27,513
Stockholders' equity – deferred actuarial loss (3)	$ (5,214)	$ (5,731)	$ (4,247)

(1) The pension plan assets are held by third-party trustees and are invested in a diversified portfolio of equities, high-quality government and corporate bonds, and other investments. The assets are primarily valued based on Level 1 and Level 2 inputs under the fair value hierarchy in FASB ASC Topic 820, with the majority of the invested assets considered to be of low-to-medium investment risk. The Company projects a future long-term rate of return on these plan assets of 3.79%, which it believes is reasonable based on the composition of the assets and both current and projected market conditions. Additional information regarding pension plan asset activity is provided below.
(2) Funded status – shortfall represents the amount of the projected benefit obligation that the Company has not funded with a third-party trustee. These liabilities of the Company are recorded in Other liabilities on the Consolidated Balance Sheets. The level of future contributions by the Company will vary and is dependent on a number of factors including investment returns, interest rate fluctuations, plan demographics, funding regulations and the results of the final actuarial valuation.
(3) The deferred actuarial loss as of December 31, 2024 is recorded in AOCI/L and will be reclassified out of AOCI/L and recognized as pension expense over approximately 9 years, subject to certain limitations set forth in FASB ASC Topic 715.

The table below provides a rollforward of the Company's defined benefit pension plans assets for the years ended December 31 (in thousands).

	2024	2023	2022
Pension plan assets at the beginning of the year	$ 33,034	$ 27,798	$ 29,737
Company contributions	6,170	5,022	4,450
Benefit payments	(2,838)	(1,974)	(1,225)
Actual return on plan assets	1,021	1,516	(3,072)
Foreign currency impact	(2,456)	672	(2,092)
Pension plan assets at the end of the year	$ 34,931	$ 33,034	$ 27,798

The Company also has a reinsurance asset arrangement with a large international insurance company that is intended to fund benefit payments for one of its plans. The reinsurance asset is not a pension plan asset but is an asset of the Company. At December 31, 2024 and 2023, the reinsurance asset was recorded at its cash surrender value of $8.8 million and $9.5 million, respectively, and recorded in Other assets on the Consolidated Balance Sheets. The Company believes that cash surrender value approximates fair value and is equivalent to a Level 2 input under the FASB's fair value hierarchy in FASB ASC Topic 820.

Note 16 — Segment Information

The Company's products and services are delivered through three business segments – Research, Conferences and Consulting, as described below.

- **Research** equips executives and their teams from every function and across all industries with actionable, objective insight, guidance and tools. Our experienced experts deliver all this value informed by a combination of practitioner-sourced and data-driven research to help our clients address their mission critical priorities.

- **Conferences** provides executives and teams across an organization the opportunity to learn, share and network. From our Gartner Symposium/Xpo series, to industry-leading conferences focused on specific business roles and topics, to peer-driven sessions, our offerings enable attendees to experience the best of Gartner insight and guidance.

- **Consulting** serves senior executives leading technology-driven strategic initiatives leveraging the power of Gartner's actionable, objective insight. Through custom analysis and on-the-ground support we enable optimized technology investments and stronger performance on our clients' mission critical priorities.

The Company's Chief Executive Officer is its chief operating decision maker (CODM). The CODM evaluates segment performance and allocates resources based on gross contribution. Gross contribution, as presented in the table below, is defined as operating income or loss excluding certain Cost of services and product development expenses, Selling, general and administrative expenses, Depreciation, Amortization of intangibles, and Acquisition and integration charges. Certain bonus and fringe benefit costs included in consolidated Cost of services and product development are not allocated to segment expense. The accounting policies used by the reportable segments are the same as those used by the Company. There are no intersegment revenues. The Company does not identify or allocate tangible assets, including capital expenditures, by reportable segment. Accordingly, tangible assets are not reported by segment because the information is not available by segment and is not reviewed in the evaluation of segment performance or in making decisions regarding the allocation of resources.

The Company earns revenue from clients in many countries. Other than the United States, there is no individual country where revenues from external clients represent 10% or more of the Company's consolidated revenues. Additionally, no single client accounted for 10% or more of the Company's consolidated revenues and the loss of a single client, in management's opinion, would not have a material adverse effect on revenues.

The tables below present information about the Company's reportable segments for the years ended December 31 (in thousands).

2024

	Research	Conferences	Consulting	Consolidated
Revenues	$ 5,125,650	$ 583,224	$ 558,537	$ 6,267,411
Less:				
Personnel expenses	1,125,694	67,326	324,890	1,517,910
Product and content delivery expenses	179,784	215,664	14,775	410,223
Other (1)	27,329	18,825	15,580	61,734
Gross contribution	3,792,843	281,409	203,292	4,277,544
Cost of services and product development - unallocated (2)				33,155
Selling, general and administrative				2,884,814
Depreciation and amortization				202,315
Acquisition and integration charges				973
Interest expenses and other, net				68,913
Gain on event cancellation insurance claims				(300,000)
Income before income taxes				$ 1,387,374

2023

		Research	Conferences	Consulting	Consolidated
Revenues	$	4,887,046 $	505,164 $	514,746 $	5,906,956
Less:					
Personnel expenses		1,071,315	56,708	308,580	1,436,603
Product and content delivery expenses		193,234	178,675	8,978	380,887
Other (1)		22,354	16,042	15,687	54,083
Gross contribution		3,600,143	253,739	181,501	4,035,383
Cost of services and product development - unallocated (2)					31,667
Selling, general and administrative					2,701,542
Depreciation and amortization					191,103
Acquisition and integration charges					9,587
Gain from sale of divested operation					(135,410)
Interest expenses and other, net					92,842
Gain on event cancellation insurance claims					(3,077)
Income before income taxes				$	1,147,129

2022

		Research	Conferences	Consulting	Consolidated
Revenues	$	4,604,791 $	389,273 $	481,782 $	5,475,846
Less:					
Personnel expenses		963,437	43,176	270,769	1,277,382
Product and content delivery expenses		212,143	125,528	10,504	348,175
Other (1)		14,637	9,843	10,675	35,155
Gross contribution		3,414,574	210,726	189,834	3,815,134
Cost of services and product development - unallocated (2)					33,059
Selling, general and administrative					2,480,944
Depreciation and amortization					191,946
Acquisition and integration charges					9,079
Interest expenses and other, net					72,911
Income before income taxes				$	1,027,195

(1) Other consists primarily of travel and entertainment and workplace expenses.
(2) The unallocated amounts consist of certain bonus and fringe costs recorded in consolidated Cost of services and product development that are not allocated to segment expense. The Company's policy is to allocate bonuses to segments at 100% of a segment employee's target bonus. Amounts above or below 100% are absorbed by corporate.

Disaggregated revenue information by reportable segment for the three years ended December 31, 2024 is presented in Note 9 — Revenue and Related Matters. Long-lived asset information by geographic location as of December 31 is summarized in the table below (in thousands).

		2024		2023
Long-lived assets (1):				
United States and Canada	$	574,559	$	625,269
Europe, Middle East and Africa		326,196		233,272
Other International		97,491		110,274
Total long-lived assets	$	998,246	$	968,815

(1) Excludes goodwill and intangible assets for all dates.

Note 17 — Contingencies

Legal Matters. The Company is involved in legal proceedings, claims and compliance matters arising in the ordinary course of business. The Company records a provision in its consolidated financial statements when it is determined that an unfavorable outcome in one of these matters is probable and the amount of the loss can be reasonably estimated. The Company believes that the potential liability, if any, in excess of amounts already accrued for these contingencies will not have a material effect on its financial position, cash flows or results of operations when resolved in a future period.

Indemnifications. The Company has various agreements that may obligate it to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of representations related to matters such as title to assets sold and licensed or certain intellectual property rights. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of the Company's obligations and the unique facts of each particular agreement. Historically, payments made by the Company under these agreements have not been material. As of December 31, 2024, the Company did not have any material payment obligations under any such indemnification agreements.

Note 18 — Valuation and Qualifying Accounts

The Company maintains an allowance for bad debt. The table below summarizes the activity in the Company's allowance for losses for the years ended December 31 (in thousands).

	Balance at Beginning of Year		Additions Charged to Expense		Deductions from the Reserve		Balance at End of Year	
2024	$	9,000	$	5,000	$	(5,500)	$	8,500
2023	$	9,000	$	7,200	$	(7,200)	$	9,000
2022	$	6,500	$	7,800	$	(5,300)	$	9,000

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gartner, Inc.

Date: February 13, 2025

By: /s/ Eugene A. Hall

Eugene A. Hall
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Eugene A. Hall and Craig W. Safian and each of them, acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in all capacities, to sign all amendments to this Report on Form 10-K, and to file the same, with appropriate exhibits and other related documents, with the Securities and Exchange Commission. Each of the undersigned ratifies and confirms his or her signatures as they may be signed by his or her attorney-in-fact to any amendments to this report. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Eugene A. Hall Eugene A. Hall	Chairman and Chief Executive Officer (Principal Executive Officer)	February 13, 2025
/s/ Craig W. Safian Craig W. Safian	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 13, 2025
/s/ Peter E. Bisson Peter E. Bisson	Director	February 13, 2025
/s/ Richard J. Bressler Richard J. Bressler	Director	February 13, 2025
/s/ Raul E. Cesan Raul E. Cesan	Director	February 13, 2025
/s/ Karen E. Dykstra Karen E. Dykstra	Director	February 13, 2025
/s/ José M. Gutiérrez José M. Gutiérrez	Director	February 13, 2025
/s/ Diana S. Ferguson Diana S. Ferguson	Director	February 13, 2025
/s/ Anne Sutherland Fuchs Anne Sutherland Fuchs	Director	February 13, 2025
/s/ William O. Grabe William O. Grabe	Director	February 13, 2025
/s/ Stephen G. Pagliuca Stephen G. Pagliuca	Director	February 13, 2025
/s/ Eileen M. Serra Eileen M. Serra	Director	February 13, 2025

Exhibit 31.1

CERTIFICATION

I, Eugene A. Hall, certify that:

(1)   I have reviewed this Annual Report on Form 10-K of Gartner, Inc.;

(2)   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5)   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Eugene A. Hall
Eugene A. Hall
Chief Executive Officer
Date: February 13, 2025

Exhibit 31.2

CERTIFICATION

I, Craig W. Safian, certify that:

(1)   I have reviewed this Annual Report on Form 10-K of Gartner, Inc.;

(2)   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5)   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Craig W. Safian
Craig W. Safian
Chief Financial Officer
Date: February 13, 2025

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gartner, Inc. (the "Company") on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Eugene A. Hall, Chief Executive Officer of the Company, and Craig W. Safian, Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Eugene A. Hall

Name: Eugene A. Hall

Title: Chief Executive Officer

          Date: February 13, 2025

/s/ Craig W. Safian

Name: Craig W. Safian

Title: Chief Financial Officer

          Date: February 13, 2025

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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Board of Directors

Peter Bisson
Former Director
McKinsey & Company

Richard J. Bressler
President, Chief Operating
Officer and Chief Financial Officer
iHeartMedia, Inc.

Raul E. Cesan
Founder and Managing Partner
Commercial Worldwide, LLC

Former President and
Chief Operating Officer
Schering-Plough Corporation

Karen E. Dykstra
Lead Independent Director
Gartner, Inc.

Former Chief Financial Officer and
Executive Vice President
VMware, Inc.

Former Chief Financial and
Administrative Officer
AOL, Inc.

Former Chief Financial Officer
Automatic Data Processing, Inc.

Diana S. Ferguson
Founder and Principal
Scarlett Investments, LLC

Former Chief Financial Officer
Cleveland Avenue, LLC

Anne Sutherland Fuchs
Consultant

Former Chair
Commission on Women's Issues
for New York City

William O. Grabe
Advisory Director
General Atlantic LLC

José M. Gutiérrez
Former Senior Executive
Vice President
AT&T

Eugene A. Hall
Chairman of the Board and
Chief Executive Officer
Gartner, Inc.

Stephen G. Pagliuca
Senior Advisor and
Former Managing Director
Bain Capital Private Equity, LP

Former Co-Chairman
Bain Capital, LP

Managing Partner
Boston Celtics

Eileen M. Serra
Former Senior Advisor
JPMorgan Chase & Co.

Former Chief Executive Officer
Chase Card Services

